                                                FILED PURSUANT TO RULE 424(b)(4)
                                                              FILE NO. 333-69177
                                2,750,000 Shares

                                     [LOGO]

                            EarthLink Network, Inc.

                                  Common Stock

                                   ---------

Of the shares of common stock offered, 2,314,121 shares are being sold by EarthLink and
      435,879 shares are being sold by the selling stockholders named under "Principal and
             Selling Stockholders." EarthLink will not receive any of the proceeds from shares sold by the selling
                                 stockholders.

Our shares are listed for trading on The Nasdaq Stock Market's National Market under the symbol "ELNK."
           On January 13, 1999, the last reported sales price of our common stock on The Nasdaq National Market
                                  was $74.00.

Investing in common stock involves certain risks. See "Risk Factors" on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                  Underwriting                           Proceeds to
                                                 Price to         Discounts and       Proceeds to          Selling
                                                  Public           Commissions         EarthLink        Stockholders
                                             -----------------  -----------------  -----------------  -----------------
Per Share..................................       $73.625             $3.31             $70.315            $70.315
Total(1)...................................    $202,468,750        $9,102,500        $162,717,418        $30,648,832

(1) EarthLink has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 412,500 additional shares to cover over-allotments of shares.

    Delivery of the shares of common stock will be made on or about January 20, 1999, against payment in immediately available funds.

Credit Suisse First Boston

            Invemed Associates

                         ING Baring Furman Selz LLC

                                      Cruttenden Roth Incorporated

                       Prospectus dated January 13, 1999

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
PROSPECTUS SUMMARY.............................           3
RISK FACTORS...................................           5
USE OF PROCEEDS................................          11
DIVIDEND POLICY................................          11
PRICE RANGE OF COMMON STOCK....................          11
CAPITALIZATION.................................          12
DILUTION.......................................          13
STRATEGIC ALLIANCE WITH SPRINT.................          13
ANTICIPATED FOURTH QUARTER FINANCIAL RESULTS...          14
SELECTED HISTORICAL FINANCIAL INFORMATION......          15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF                  17
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................

                                                    PAGE
                                                    -----
BUSINESS.......................................          30
MANAGEMENT.....................................          40
PRINCIPAL AND SELLING STOCKHOLDERS.............          50
DESCRIPTION OF CAPITAL STOCK...................          52
SHARES ELIGIBLE FOR FUTURE SALE................          63
UNDERWRITING...................................          65
NOTICE TO CANADIAN RESIDENTS...................          67
LEGAL MATTERS..................................          68
EXPERTS........................................          68
ADDITIONAL INFORMATION.........................          68
INDEX TO FINANCIAL STATEMENTS..................         F-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about EarthLink's industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. BECAUSE THIS IS ONLY A SUMMARY, YOU SHOULD READ THE REST OF THIS PROSPECTUS BEFORE YOU INVEST IN OUR COMMON STOCK. READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS DESCRIBED UNDER "RISK FACTORS."

                            EARTHLINK NETWORK, INC.

    EarthLink is a leading Internet service provider, or ISP, providing reliable nationwide Internet access and related value-added services to our individual and business members. Our member base has grown from approximately 420,000 members on December 31, 1997 to approximately 1,000,000 on December 31, 1998, making us one of the world's leading ISPs. We believe our growth has resulted from our efforts to enhance our members' Internet experience through simple, rapid and reliable access to the Internet, high quality service, and member education and support. As a result, we believe we have a high member retention rate for our industry. We receive significant benefits from the size of our member base, including bargaining power with Internet content providers, online advertisers and retailers, and network providers.

    We generate our members through a combination of innovative and cost-conscious marketing programs. We market our services and products through referrals, online advertising and magazine, radio and television advertisements. Our affinity marketing and membership referral programs are also valuable components of our marketing strategy. We have over 500 affinity marketing partners, including prominent retailers, print publishers, and software and hardware companies. Leading affinity marketing partners include CompUSA, Novus Service's Discover Card, MacMillan Digital Publishing USA, SAM's Club, Sony Entertainment and Warner Bros. We recently added Apple and Packard Bell to our family of distribution partners.

    In June 1998, we entered into a strategic alliance with Sprint, which is another important driver of our member growth. As a part of this alliance, Sprint transferred approximately 130,000 members to us and is committed to generating at least 150,000 new members for us during each of the next 5 years through their channels. Additionally, we are now co-branded as Sprint's exclusive consumer Internet access provider, and we have exclusive access to certain dial-up modem ports in Sprint's network. We also have access to Sprint's marketing and distribution channels and the right to use Sprint's widely recognized brand name. As a result of this relationship, we recently added Sprint PCS and Radio Shack as affinity partners.

    EarthLink provides highly reliable Internet access through a nationwide telecommunications network of leased, high-speed, dedicated data lines and over 1,700 dial-up access sites, or POPs. We own and operate POPs in Southern California and lease POPs from UUNET, Sprint, and PSINet nationwide. Over 90% of the U.S. population can access our Internet service through a local telephone call. We also provide Internet connections by cable modem, ADSL, ISDN, frame relay and other high-speed access technologies.

    Our standard $19.95 per month dial-up Internet service provides our members with unlimited access to the Internet, email, a Web browser, six megabytes for a personal web site, a Personal Start Page, BLINK (our member news magazine), toll-free 24-hour technical support and access to Internet newsgroups. We also offer premium services to consumers and small businesses, including electronic commerce solutions, Web hosting and high-speed Internet connections.

    Our address is 3100 New York Drive, Pasadena, California 91107, and our telephone number is (626) 296-2400.

                                  THE OFFERING

Common Stock Offered..............  2,750,000 shares (comprised of 2,314,121 shares offered by EarthLink and 435,879 shares offered by selling
                                    stockholders)

Common Stock Outstanding after
  this Offering...................  31,218,578 shares (1)

Use of Proceeds...................  General corporate purposes including working capital and potential acquisitions

Nasdaq National Market Symbol.....  ELNK

------------------------

(1)  Based on shares of common stock outstanding on November 30, 1998, excluding
     (i) 4,924,611 shares of common stock subject to outstanding options and warrants, (ii) 1,615,501 shares of common stock available for future grant of options under employee and director stock option plans, (iii) 8,205,882 shares of common stock issuable upon conversion of the Series A convertible preferred stock owned by Sprint (assuming the acceleration of certain rights) and (iv) 770,083 shares of common stock equivalent shares to be purchased by Sprint pursuant to certain preemptive rights (of which 192,521 shares are common stock and 577,562 shares are preferred stock).

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              YEAR ENDED DECEMBER 31,                NINE MONTHS ENDED SEPTEMBER 30,
                                   ----------------------------------------------  -----------------------------------
                                                                    PRO FORMA (3)                        PRO FORMA (3)
                                     1995       1996       1997         1997         1997       1998         1998
                                   ---------  ---------  ---------  -------------  ---------  ---------  -------------
STATEMENT OF OPERATIONS DATA:
Total revenues...................  $   3,028  $  33,230  $  80,888   $    95,377   $  56,427  $ 117,640   $   128,762
Loss from operations.............     (6,018)   (30,258)   (28,454)     (152,473)    (22,276)   (38,155)      (59,535)
Net loss.........................     (6,120)   (31,149)   (29,916)     (153,935)    (23,327)   (37,248)      (58,628)
Deductions for accretion
  dividends (1)..................                                        (13,099)                (4,330)       (8,946)
Net loss attributable to common
  stockholders...................     (6,120)   (31,149)   (29,916)     (167,034)    (23,327)   (41,578)      (67,574)
Basic and diluted net loss per
  share (2)......................  $   (0.80) $   (2.57) $   (1.50)  $     (8.35)  $   (1.22) $   (1.64)  $     (2.67)
Weighted average shares
  outstanding (2)................      7,674     12,138     20,002        20,002      19,186     25,292        25,292

                                                                                           SEPTEMBER 30, 1998
                                                                                        -------------------------
                                                                                                    AS ADJUSTED
                                                                                         ACTUAL         (4)
                                                                                        ---------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................  $ 134,397    $  296,614
Total assets..........................................................................    273,342       435,559
Total liabilities.....................................................................     54,487        54,487
Accumulated deficit...................................................................   (107,650)     (107,650)
Stockholders' equity..................................................................    218,855       381,072

------------------------------

(1) Reflects the accretion of liquidation dividends on Series A convertible preferred stock at 3% compounded quarterly and the accretion of a dividend related to the beneficial conversion feature in accordance with EITF D-60.

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of weighted average shares outstanding used in the net loss per share computation.

(3) Pro forma financial data give effect to the Sprint transaction. The unaudited pro forma statement of operations data are based on our consolidated statements of operations and the statements of revenues and direct expenses of the Sprint Internet Passport business as if the transaction occurred on January 1, 1997.

(4) As adjusted to reflect the sale of 2,314,121 shares of common stock by us in this offering.

    EXCEPT AS NOTED, ALL OF THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITER'S OVER-ALLOTMENT OPTION IS NOT EXERCISED. ALL SHARE DATA REFLECTS A 2-FOR-1 STOCK SPLIT EFFECTED ON JULY 21, 1998.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO INVEST IN EARTHLINK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF FUTURE OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

    WE HAVE A SHORT OPERATING HISTORY, HAVE INCURRED NET LOSSES SINCE INCEPTION AND EXPECT FUTURE LOSSES. We began offering Internet access services in July 1994. As a result, we have only a limited operating history upon which you may evaluate our business and prospects. We incurred net losses of approximately $66.1 million from inception through 1997 and approximately $41.6 million for the nine months ended September 30, 1998. As of September 30, 1998, we had an accumulated deficit of approximately $107.7 million. We expect to continue to incur net losses as we expend substantial resources on sales, marketing and administration; expand our network systems; develop new service offerings; and improve our management information systems. We cannot assure you that we will achieve or sustain profitability.

    OUR BUSINESS IS HIGHLY COMPETITIVE. We operate in the Internet services market, which is extremely competitive. Our current and prospective competitors include many large companies that have substantially greater market presence, financial, technical, marketing and other resources than we have. We compete directly or indirectly with the following categories of companies:

    - established online services, such as America Online, the Microsoft Network and Prodigy;

    - local, regional and national ISPs, such as MindSpring, Rocky Mountain Internet and Internet America;

    - national telecommunications companies, such as AT&T and GTE;

    - regional Bell operating companies, such as BellSouth and SBC Communications; and,

    - online cable services, such as At Home and Roadrunner.

    Our competition is likely to increase. We believe this will probably happen as large diversified telecommunications and media companies acquire ISPs and as ISPs consolidate into larger, more competitive companies. Diversified competitors may bundle other services and products with Internet connectivity services, potentially placing us at a significant competitive disadvantage. In addition, competitors may charge less than we do for Internet services, causing us to reduce (or preventing us from raising) our fees. As a result, our business may suffer.

    OUR RAPID GROWTH MAY STRAIN OUR OPERATIONS. Our rapid growth will continue to cause a significant strain on our managerial, operational, financial and information systems resources. To accommodate our increasing size and manage our growth, we must continue to implement and improve these systems and expand, train and manage our employees. Although we are taking steps to manage our growth effectively, we may not succeed. If we fail to successfully manage our growth, our ability to maintain and increase our member base will be impaired, and as a result, our business may suffer.

    SPRINT'S SIGNIFICANT OWNERSHIP OF OUR STOCK LIMITS OUR FLEXIBILITY. Sprint owns approximately 27% of our capital stock on a fully diluted basis, of which approximately 10% is voting stock. Sprint is currently entitled to designate, and has designated, two members of our Board of Directors. As a result, Sprint can exercise considerable influence over our operations and business strategy. Our business goals and those of Sprint may not always remain aligned, and, therefore, Sprint may limit our ability to act in our self interest. This could ultimately harm us.

    Also, without Sprint's consent, we cannot enter into certain commercial relationships with competitors of Sprint such as AT&T and MCI WorldCom. This may reduce or eliminate opportunities for revenue growth. Further, Sprint's competitors may choose not to engage in commercial relationships with us because of our close relationship with Sprint, potentially significantly reducing our opportunities for revenue growth.

    Our contractual relationship with Sprint substantially reduces the likelihood that a party other than Sprint will acquire us. Until September 5, 2000, we are prohibited from soliciting acquisition proposals; however, we do have the right to consider unsolicited third party offers. Thereafter, we can solicit acquisition proposals, but, if we do, Sprint will then have the right to make an offer to acquire us at fair market value. However, beginning September 5, 2001 through September 5, 2003, Sprint has the right to acquire us for fair market value (including a control premium) regardless of whether we have initiated the solicitation of third party acquisition proposals. These provisions may force our stockholders to sell their shares at a time when they do not wish to do so, or at a price they do not want.

    WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE. The Internet services market is characterized by rapidly changing technology, evolving industry standards, changes in member needs and frequent new service and product introductions. Our future success depends, in part, on our ability to use leading technologies effectively, to develop our technical expertise, to enhance our existing services and to develop new services that meet changing member needs on a timely and cost-effective basis. In particular, we must provide subscribers with the appropriate products, services and guidance to best take advantage of the rapidly evolving Internet. Our failure to respond in a timely and effective manner to new and evolving technologies (such as those offering greater bandwidth services, among others) could have a negative impact on our business and financial results.

    Our business may also be affected by problems caused by computer viruses, security breaches and other inappropriate uses of our network (e.g., email "spamming"). Alleviating these problems may cause interruptions, delays or cessation in service to our members, which could cause them to terminate their membership or assert claims against us.

    OUR BUSINESS DEPENDS ON CONTINUED GROWTH OF THE INTERNET. Our future success substantially depends on continued growth in the use of the Internet. Although we believe that Internet usage and popularity will continue to grow as it has in the past, we cannot be certain that this growth will continue or that it will continue in its present form. If Internet usage declines or evolves away from our business, our growth will slow or stop and our financial results will suffer.

    OUR FINANCIAL RESULTS MAY FLUCTUATE. Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

    - costs associated with gaining and retaining members and capital expenditures for upgrading our systems and infrastructure;

    - increased competition;

    - changes in our pricing policies and those of our competitors;

    - changes in our operating expenses (including telecommunications costs);

    - timing and market acceptance of new and upgraded Internet service introductions by us and our competitors;

    - seasonal fluctuations in demand for our services;

    - introduction of alternative technologies;

    - effect of potential acquisitions; and

    - other general economic factors.

    Fluctuations caused by these and other factors could cause our business to suffer.

    OUR BUSINESS IS DEPENDENT UPON OUR INTERNAL AND LEASED NETWORK. Our success depends, in part, on the capacity, reliability and security of our network infrastructure. Network capacity constraints have occurred in the past and may occur in the future, both at the level of particular dial-up points of presence, or POPs,

(affecting only members attempting to use that particular POP) and in connection with system-wide services (such as email and news services, which can affect all members). These capacity constraints result in slowdowns, delays or inaccessibility when members try to use a particular service. Poor network performance could cause members to terminate their membership with us. To reduce the probability of such problems, we will be required to expand and improve our infrastructure. Such expansion and improvement will be very costly and time consuming.

    We must also protect our infrastructure against fire, earthquakes, power loss, telecommunications failure, computer viruses, security breaches and similar events. We do not currently maintain a redundant or backup network hub. A natural disaster or other unanticipated problem at our headquarters and sole network hub in Pasadena, California, at POPs through which members connect to the Internet, or in the nation's telecommunications network in general could cause interruptions in our services.

    Currently 43% of our active members access our service through UUNET POPs, 21% through PSINet POPs, 13% through Sprint POPs and 23% through our POPs. UUNET and PSINet POPs are non-exclusive to our members, but our members have exclusive access to Sprint's and to our POPs. Because we depend on UUNET, PSINet and Sprint for crucial portions of our network infrastructure, we do not have direct control over network reliability and other service quality concerns. Our agreements with UUNET, PSINet and Sprint can be terminated starting in March 1999 (subject to earlier required reductions in usage at UUNET's option), November 2000 and June 2002, respectively. Moreover, UUNET and PSINet provide network access to some of our competitors. Either UUNET or PSINet could choose to grant these competitors preferential network access, potentially limiting our members' ability to access the Internet. Even without such preferential treatment, increased usage of UUNET's and PSINet's POPs by other ISPs and online service providers may negatively affect access system performance.

    WE ARE DEPENDENT ON TELECOMMUNICATIONS CARRIERS AND OTHER SUPPLIERS. We rely on traditional telecommunications carriers to transmit our traffic over local and long distance networks. These networks may experience disruptions that are not easily remedied. In addition, we depend on certain suppliers of hardware and software. If our suppliers fail to provide us with network services, equipment or software in the quantities, at the quality levels or at the times we require, or if we cannot develop alternative sources of supply, it will be difficult, if not impossible, for us to provide our services.

    YEAR 2000 RISK MAY ADVERSELY AFFECT OUR COMPANY. Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We utilize software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the institutions involved in processing our members' credit card payments for Internet services. We are also dependent on telecommunications vendors and leased POP vendors to maintain network reliability.

    We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services. Based upon the results of this assessment, we will develop and implement, if necessary, a remediation plan with respect to third-party software, computer technology and services that may fail to be year 2000 compliant. We have assessed our proprietary software and internal systems and determined them to be year 2000 compliant. We anticipate that our systems, including components thereof provided by third-party vendors, will be year 2000 compliant by 2000. At this time, the expenses associated with this assessment and potential remediation plan cannot be determined. The failure of our software and computing systems and of our third-party vendors to be year 2000 compliant could have a material adverse effect on us.

    ANY DECLINE IN OUR MEMBER RETENTION LEVELS WILL ADVERSELY AFFECT US. Our new member acquisition costs are substantial relative to the monthly fees we charge. Accordingly, our long-term success largely depends on our retention of existing members. While we continue to invest significant resources in our infrastructure and technical and member support capabilities, it is relatively easy for Internet users to switch to competing providers. Consequently, our investments may not help member retention. Any significant loss of members will substantially decrease our revenue and cause our business to suffer.

    WE ARE DEPENDENT ON KEY EXECUTIVES AND PERSONNEL. EarthLink greatly depends on key technical, sales, marketing, information systems, financial and executive personnel. We must hire additional personnel to accommodate anticipated growth. Competition for these employees, especially those with technical expertise, is intense. We may not be able to retain existing employees or identify or hire new employees because of that competition. We are highly dependent on the continued services of our senior management team. Our President and Chief Executive Officer, Charles G. Betty, is our only executive with an employment agreement. However, this agreement does not prevent Mr. Betty from terminating his employment. We maintain key-man life insurance on Mr. Sky Dayton, our founder and Chairman, Mr. Betty and Mr. David Beckemeyer, our Chief Technical Officer. These policies may not be sufficient to compensate us for the loss of their services. If we fail to attract, hire or retain the necessary personnel, or if we lose the services of any member of our senior management team, our business could suffer.

    WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION. We provide Internet services through data transmissions over public telephone lines and cable networks. These transmissions are governed by the Federal Communications Commission (the "FCC"). As an Internet access provider, we are not subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, we could become subject to FCC or other regulatory agency regulation especially as Internet services and telecommunication services converge. Changes in the regulatory environment could decrease our revenues and increase our costs.

    The Federal Telecommunications Act of 1996 imposed fines on Internet service providers, in part, for providing access to indecent and obscene services. This part of the Act was found unconstitutional by the Supreme Court of the United States in June of 1997. However, on March 12, 1998, the Senate Commerce Committee approved two bills that attempt to reconstruct these unconstitutional provisions. Although it is too early to determine the ultimate course of these bills, and to evaluate the constitutionality of the proposals, these provisions, if enacted and upheld, could expose ISPs such as EarthLink to liabilities.

    Additional laws and regulations may be adopted with respect to the Internet, covering issues such as Universal Service Fund support payments, content, user privacy, pricing, libel, obscene material, indecency, gambling, intellectual property protection and infringement and technology export and other controls. Other federal Internet-related legislation has been introduced which may limit commerce and discourse on the Internet. The FCC currently is considering:

    - whether ISPs are regulated telecommunications providers;

    - whether ISPs are required to contribute to the Universal Service Fund;
      and,

    - how various companies in the Internet and telecommunications industries should be classified.

    WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE. We have funded operations primarily through operating funds, private and public sales of equity securities, borrowings from third parties and capitalized leases. Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to maintain and expand our member base, the rate of expansion of our network infrastructure and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated. We have no commitments for any additional financing other than a $25 million (increasing to $100 million over a three year period) line of credit from Sprint. Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictions on our financing and operating activities. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion.

    WE ARE SUBJECT TO RISKS ASSOCIATED WITH ACQUISITIONS. We continually evaluate strategic acquisitions of businesses and subscriber accounts. Acquisitions often involve risks, including that:

    - we may experience difficulty in assimilating the acquired operations and personnel;

    - we may be unable to retain the acquired subscribers;

    - the acquisition may disrupt our ongoing business;

    - we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures, and policies; and,

    - we may lack the necessary experience to enter new markets.

    We may not successfully overcome problems encountered in connection with potential future acquisitions. In addition, an acquisition could materially adversely affect our operating results by diluting our shareholders' equity, causing us to incur additional debt, or requiring us to amortize acquisition expenses and acquired assets.

    WE MAY NOT SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS. Our success is dependent in part on our technology and other proprietary rights. To protect our rights, we rely on a combination of copyright, trademark, patent and trade secret laws and contractual restrictions. We cannot be sure that these steps will be adequate to prevent misappropriation or infringement of our intellectual property. Nor can we be sure that competitors will not independently develop technologies that are substantially equivalent or superior to our proprietary property and technology.

    INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS. From time to time, other parties allege that we infringe on their intellectual property rights. To date, none of those claims have had a significant adverse effect on us. However, existing or future claims may have an adverse effect on our business. Such claims could result in substantial costs and diversion of resources, even if ultimately decided in our favor. If a claim is asserted alleging that we infringed the proprietary technology or information of a third party, we may be required to seek licenses for such intellectual property. We cannot be sure that such licenses would be offered or obtained on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on our business.

    MANAGEMENT AND CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER EARTHLINK. Based on stock ownership as of November 30, 1998, our executive officers, directors and 5% stockholders (including Sprint) (and their affiliates) will own an aggregate of approximately 33.6% of our outstanding shares after this offering (approximately 33.1% if the underwriters' over-allotment option is exercised in full). However, assuming the acceleration of certain rights relating to Sprint's shares of our Series A convertible preferred stock and Sprint's exercise of certain preemptive rights, Sprint will own approximately 10% of our voting stock and approximately 27% of our capital stock on a fully diluted basis. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations.

    OUR STOCK PRICE IS HIGHLY VOLATILE. The market price of our common stock is subject to significant fluctuations in response to various factors and events which may or may not be related to our performance.

    In addition, the stock market has from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of the stocks of Internet-sector companies and which may be unrelated to the operating performance of such companies. Furthermore, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event could result in a material decline in the price of our common stock.

    WE DO NOT PLAN TO PAY CASH DIVIDENDS ON OUR COMMON STOCK. We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.

    NEW INVESTORS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION. Stock purchased in this offering will incur immediate and substantial dilution in net tangible book value of $66.37 per share. To the extent that currently outstanding options and warrants are exercised or converted, there will be further dilution in your shares.

    WE HAVE NOT IDENTIFIED SPECIFIC USES OF THE OFFERING PROCEEDS. We have not designated any specific use for the net proceeds from the sale of our common stock in this offering and accordingly, our management will have significant flexibility in applying the net proceeds of this offering. We expect to use the net proceeds for general corporate purposes, including the funding of anticipated operating losses and capital expenditures. We may, when the opportunity arises, use a portion, or all, of the net proceeds to acquire or invest in businesses, products and technologies. From time to time, in the ordinary course of business, the Company expects to evaluate potential acquisitions of such businesses, products or technologies. Our management's failure to apply such funds effectively could cause our business to suffer.

                                USE OF PROCEEDS

    We estimate that we will receive net proceeds of approximately $162.2 million (approximately $191.2 million if the underwriters fully exercise their over-allotment option) from our sale of the 2,314,121 shares of common stock offered by us with this prospectus. This estimate is after deducting estimated underwriting discounts and commissions and other fees and expenses payable by us. We will not receive any portion of the proceeds from the sale of shares of common stock by the selling stockholders.

    We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may use a portion, or all, of the net proceeds to acquire complementary businesses, members, products or technologies. From time to time we evaluate such potential acquisitions and anticipate continuing to make such evaluations. In this regard, we are currently evaluating certain acquisition opportunities; however, we cannot assure you that we will identify suitable acquisition candidates or that we will, in fact, complete any acquisition. Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities.

                                DIVIDEND POLICY

    We have never paid or declared any cash dividends. We currently expect to retain future earnings, if any, to finance the growth and development of our business, including potential acquisitions. Therefore, we do not anticipate paying cash dividends in the foreseeable future, except as required pursuant to the terms of the Series A convertible preferred stock owned by Sprint.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been traded on the Nasdaq National Market under the symbol "ELNK" since our initial public offering on January 22, 1997. The following table shows the high and low closing sales price as reported by the Nasdaq National Market for each quarter since we have been public (as adjusted for our 2-for-1 stock split effected on July 21, 1998).

                                                      HIGH                 LOW
                                                     ------               ------
1997

  First Quarter (from January 22, 1997)............  $10   1/8            $ 5   1/16

  Second Quarter...................................    6   3/4              4   5/16

  Third Quarter....................................    9   3/4              5   1/8

  Fourth Quarter...................................   12   7/8              8

1998

  First Quarter....................................  $28   7/32           $12   1/4

  Second Quarter...................................   38   3/8             25

  Third Quarter....................................   44   1/8             26   1/2

  Fourth Quarter...................................   71   7/8             33   7/8

1999

  First Quarter (through January 13, 1999).........  $89   1/4            $62   7/16

    On January 13, 1999, the last reported sale price of common stock on the Nasdaq National Market was $74 per share, and on January 12, 1999 there were approximately 292 holders of record of our common stock.

                                 CAPITALIZATION

    The following table sets forth, as of September 30, 1998, (i) our capitalization, and (ii) our capitalization as adjusted to reflect the sale of the common stock offered by this prospectus, after deduction of estimated offering expenses and underwriting discounts.

                                                                                             SEPTEMBER 30, 1998
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long-term debt...........................................................................  $    7,288   $   7,288
                                                                                           ----------  -----------
Stockholders' equity:
  Preferred stock, $0.01 par value, 25,000,000 shares authorized, 4,102,941 shares
    outstanding actual and as adjusted(1)................................................          41          41
  Common stock, $0.01 par value, 50,000,000 shares authorized, 28,521,321 shares
    outstanding actual and 30,835,442 shares as adjusted(2)..............................         285         308

Additional paid-in capital...............................................................     324,855     487,049

Warrants to purchase common stock........................................................       1,324       1,324

Accumulated deficit......................................................................    (107,650)   (107,650)
                                                                                           ----------  -----------

    Total stockholders' equity...........................................................     218,855     381,072
                                                                                           ----------  -----------

    Total capitalization.................................................................  $  226,143   $ 388,360
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) Convertible into a maximum of 8,205,882 shares of common stock, assuming acceleration of certain dividend rights by Sprint.

(2) Based on shares of common stock outstanding on September 30, 1998, excluding
    (i) 4,941,826 shares of common stock subject to outstanding options and warrants, (ii) 2,012,150 shares of common stock available for future grant of options under employee and director stock option plans, (iii) 8,205,882 shares of common stock issuable upon conversion of Sprint's Series A convertible preferred stock (assuming the acceleration of certain rights) and (iv) 770,083 common stock equivalent shares to be purchased by Sprint pursuant to certain preemptive rights (of which 192,521 shares are common stock and 577,562 shares are preferred stock).

                                    DILUTION

    The net tangible book value of our common stock on September 30, 1998 was $121.1 million, or approximately $3.30 per share. Net tangible book value per share represents the amount of our tangible assets less the amount of total liabilities divided by the number of shares of common stock outstanding (assuming conversion into common stock of the Series A convertible preferred stock held by Sprint on a 2-for-1 basis and the acceleration of certain rights).

    After giving effect to our sale of 2,314,121 shares of common stock offered by us with this prospectus and after deducting our estimated underwriting discounts and expenses related to this offering, our net tangible book value on September 30, 1998 would have been $283.3 million, or approximately $7.26 per share. This represents an immediate increase in the net tangible book value of $3.96 per share to existing stockholders and an immediate dilution of $66.37 per share to new investors.

Offering price per share.....................................................             $   73.63

  Net tangible book per share value as of September 30, 1998.................  $    3.30

  Increase per share attributable to the Offering............................       3.96
                                                                               ---------

Net tangible book value after the Offering...................................                  7.26
                                                                                          ---------

Dilution per share to new investors..........................................             $   66.37
                                                                                          ---------
                                                                                          ---------

    The table excludes all options and warrants that will remain outstanding upon completion of the offering. See Notes 8 and 9 of Notes to Consolidated Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the offering price would increase the dilutive effect to new investors.

                         STRATEGIC ALLIANCE WITH SPRINT

    On June 5, 1998, we entered into a very important strategic alliance with Sprint in the area of consumer Internet access and related services. In connection with the formation of that alliance, Sprint tendered for and purchased 2.5 million shares of our common stock for $22.50 per share. At the close of the tender offer, we issued Sprint approximately 4.1 million shares of our newly created Series A convertible preferred stock, convertible into 8.2 million shares of common stock (assuming the acceleration of certain rights). In return, Sprint:

        (1) transferred approximately 130,000 members to us;

        (2) paid us approximately $24 million in cash; and

        (3) granted us the exclusive right to use certain dial-up modem ports in their high-speed data network for four years.

    Additionally, we entered into a five-year marketing and distribution agreement with Sprint. The following are highlights from that agreement:

        (a) Sprint must deliver a minimum of 150,000 new members per year for five years through its own marketing channels;

        (b) we are Sprint's exclusive provider of consumer Internet access services for at least ten years; and,

        (c) we can use Sprint's brand and distribution network for at least ten years.

    Sprint also provided us with a $25 million line of credit (increasing to $100 million over three years) in the form of senior debt that is convertible into our common stock.

    We also entered into a governance agreement with Sprint. This agreement establishes certain terms and conditions concerning our corporate governance, the acquisition and disposition of our equity securities by Sprint (including certain preemptive rights in favor of Sprint), the rights of Sprint to make offers to purchase all outstanding shares of our common stock and rights of our Board of Directors to receive and entertain offers to effect certain business combinations. EarthLink, and certain of our stockholders, have also entered into an agreement with Sprint which obligates such stockholders, under certain terms and conditions, to take action in support of our obligations to Sprint under the governance agreement.

    Sprint can appoint (1) one person to our Board so long as Sprint owns at least 10% of our capital stock on a fully diluted basis, and (2) a second person to our Board of Directors so long as Sprint owns at least 20% of our capital stock on a fully diluted basis. William T. Esrey, Chairman and Chief Executive Officer of Sprint, and Patti S. Manuel, President of Sprint's Long Distance Division, are Sprint's currently appointed members to our Board of Directors.

    As a result of these transactions, Sprint now owns approximately 27% of our capital stock on a fully diluted basis (this assumes the conversion of Sprint's Series A convertible preferred stock into common stock and assumes acceleration of certain dividend rights and the exercise by Sprint of certain preemptive rights) of which approximately 10% is voting stock. Sprint has the right to maintain (but not exceed) these ownership levels by purchasing from us additional common stock equivalent shares, with up to 75% of these common stock equivalents being in the form of shares of a new series of convertible preferred stock having terms that are structured and priced in the same manner as the Series A convertible preferred stock. Sprint has elected to exercise this right in connection with this offering and to purchase 770,083 common stock equivalent shares (of the 891,033 shares Sprint has the right to purchase), of which 192,521 shares are common stock and 577,562 shares are preferred stock.

    The Series A convertible preferred stock accrues dividends for the first five years by increasing its liquidation value at a rate of 3% annually. Thereafter the Series A convertible preferred stock will pay a cash dividend of 3% of the liquidation value during years six through 20. The cash dividend will increase to 8% in year 21 and increase to 12% by year 23.

                  ANTICIPATED FOURTH QUARTER FINANCIAL RESULTS

    Based on a preliminary analysis of our results of operations as of the date of this prospectus, we anticipate that for the quarter ended December 31, 1998 our total revenues will be in the range of $57.0 million to $58.7 million. We will have a net loss and EBITDA loss for the quarter ended December 31, 1998 and expect to have a net loss and EBITDA loss for the foreseeable future. These statements regarding anticipated results are preliminary, based on partial information and management assumptions, have not been audited and constitute forward-looking statements pursuant to the Private Securities Litigation Reform Act of 1995. Actual final results for the quarter could differ, depending on a number of factors, including accounting adjustments made during the course of closing the year. For a more detailed discussion of factors that affect our operating results, see "Risk Factors--Our Financial Results May Fluctuate."

                   SELECTED HISTORICAL FINANCIAL INFORMATION

    The following selected historical financial information was derived from our historical consolidated financial statements. You should read this information in conjunction with the historical consolidated financial statements and their notes and the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected historical financial information for the period from inception on May 26, 1994 through December 31, 1994 and the three years ended December 31, 1997 is derived from our consolidated financial statements, which were audited by PricewaterhouseCoopers LLP. The selected historical financial information for the nine months ended September 30, 1997 and 1998 is derived from our unaudited consolidated financial statements. In our opinion, the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented.

    The pro forma statement of operations data give effect to the Sprint transaction as if it had occurred on January 1, 1997. The pro forma financial information does not purport to represent what our results of operations would have been if the Sprint transaction had in fact occurred on such date, nor does it purport to indicate the future financial position or our results of future operations. The pro forma adjustments are based on currently available information and certain assumptions that management believes to be reasonable.

    You should read the following selected historical and pro forma financial and operating data in conjunction with the discussion in "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and notes thereto, and other financial and operating data included elsewhere in this prospectus.

                             EARTHLINK NETWORK, INC
                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  INCEPTION (MAY
                                                    26, 1994)               YEAR ENDED DECEMBER 31,
                                                     THROUGH       ------------------------------------------
                                                   DECEMBER 31,                                 PRO FORMA (5)
                                                       1994         1995      1996      1997        1997
                                                  --------------   -------  --------  --------  -------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Recurring revenues............................      $   53       $ 2,422  $ 27,606  $ 74,657    $  74,657
  Other revenues................................          58           606     5,624     6,231        6,231
  Incremental revenues..........................      --             --        --        --         --
  SIP net operating revenues....................      --             --        --        --          14,489
                                                      ------       -------  --------  --------  -------------
      Total revenues............................         111         3,028    33,230    80,888       95,377
                                                      ------       -------  --------  --------  -------------
Operating costs and expenses:
  Cost of recurring revenues....................           4         1,024    17,717    36,854       36,854
  Cost of other revenues........................          12           328     2,235     1,649        1,649
  SIP cost of services..........................      --             --        --        --          51,313
  Sales and marketing...........................          37         3,763    17,194    25,606       25,606
  General and administrative....................         168         2,062    10,534    14,333       14,333
  Operations and member support.................          38         1,869    15,808    30,900       30,900
  Amortization and transaction costs (1)........      --             --        --        --          70,692
  SIP selling, general administrative...........      --             --        --        --          13,099
  SIP other.....................................      --             --        --        --           3,404
                                                      ------       -------  --------  --------  -------------
      Total operating costs and expenses........         259         9,046    63,488   109,342      247,850
                                                      ------       -------  --------  --------  -------------
Loss from operations............................        (148)       (6,018)  (30,258)  (28,454)    (152,473)
Interest income.................................          --            34       150       637          637
Interest expense................................          --          (136)   (1,041)   (2,099)      (2,099)
                                                      ------       -------  --------  --------  -------------
      Net loss..................................        (148)       (6,120)  (31,149)  (29,916)    (153,935)
Deductions for accretion dividends (2)..........      --             --        --        --         (13,099)
                                                      ------       -------  --------  --------  -------------
Net loss attributable to common stockholders....      $ (148)      $(6,120) $(31,149) $(29,916)   $(167,034)
                                                      ------       -------  --------  --------  -------------
                                                      ------       -------  --------  --------  -------------
Basic and diluted net loss per share (3)........      $(0.05)      $ (0.80) $  (2.57) $  (1.50)   $   (8.35)
                                                      ------       -------  --------  --------  -------------
                                                      ------       -------  --------  --------  -------------
Weighted average shares (3).....................       3,100         7,674    12,138    20,002       20,002
                                                      ------       -------  --------  --------  -------------
                                                      ------       -------  --------  --------  -------------
Other operating data:
  EBITDA (4)....................................      $ (141)      $(5,713) $(26,105) $(19,077)
  Cash flows from
    Operating activities........................        (146)       (3,643)  (16,222)  (21,290)
    Investing activities........................         (97)       (4,266)  (18,361)  (16,095)
    Financing activities........................         243         8,199    38,286    49,842


                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                  ----------------------------------
                                                                       PRO FORMA (5)
                                                    1997       1998        1998
                                                  ---------  --------  -------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Recurring revenues............................  $  51,869  $109,957    $109,957
  Other revenues................................      4,558     4,897       4,897
  Incremental revenues..........................     --         2,786       2,786
  SIP net operating revenues....................     --         --         11,122
                                                  ---------  --------  -------------
      Total revenues............................     56,427   117,640     128,762
                                                  ---------  --------  -------------
Operating costs and expenses:
  Cost of recurring revenues....................     25,828    53,163      53,163
  Cost of other revenues........................      1,326       730         730
  SIP cost of services..........................     --         --         17,881
  Sales and marketing...........................     18,904    25,348      25,348
  General and administrative....................     10,462    15,344      15,344
  Operations and member support.................     22,183    36,248      36,248
  Amortization and transaction costs (1)........     --        24,962      36,160
  SIP selling, general administrative...........     --         --          3,070
  SIP other.....................................     --         --            353
                                                  ---------  --------  -------------
      Total operating costs and expenses........     78,703   155,795     188,297
                                                  ---------  --------  -------------
Loss from operations............................    (22,276)  (38,155)    (59,535)
Interest income.................................        416     2,568       2,568
Interest expense................................     (1,467)   (1,661)     (1,661)
                                                  ---------  --------  -------------
      Net loss..................................    (23,327)  (37,248)    (58,628)
Deductions for accretion dividends (2)..........     --        (4,330)     (8,946)
                                                  ---------  --------  -------------
Net loss attributable to common stockholders....  $ (23,327) $(41,578)   $(67,574)
                                                  ---------  --------  -------------
                                                  ---------  --------  -------------
Basic and diluted net loss per share (3)........  $   (1.22) $  (1.64)   $  (2.67)
                                                  ---------  --------  -------------
                                                  ---------  --------  -------------
Weighted average shares (3).....................     19,186    25,292      25,292
                                                  ---------  --------  -------------
                                                  ---------  --------  -------------
Other operating data:
  EBITDA (4)....................................  $ (15,705) $ (4,759)
  Cash flows from
    Operating activities........................    (20,252)   14,398
    Investing activities........................    (13,056)   (1,031)
    Financing activities........................     46,404   104,580

                                                                                                        DECEMBER 31,
                                                                                         ------------------------------------------
                                                                                           1994       1995       1996       1997
                                                                                         ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................  $  --      $     290  $   3,993  $  16,450
Total assets...........................................................................        186      4,874     27,119     46,887
Long-term debt.........................................................................     --            355      6,088      8,218
Total liabilities......................................................................         89      4,584     34,367     40,812
Accumulated deficit....................................................................       (148)    (5,007)   (36,156)   (66,072)
Stockholders' equity (deficit).........................................................         97        290    (21,261)     6,075

                                                                                         SEPTEMBER 30,
                                                                                         --------------
                                                                                              1998
                                                                                         --------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................    $  134,397
Total assets...........................................................................       273,342
Long-term debt.........................................................................         7,288
Total liabilities......................................................................        54,487
Accumulated deficit....................................................................      (107,650)
Stockholders' equity (deficit).........................................................       218,855

----------------------------------

NOTE--"SIP" AS USED IN THIS SELECTED HISTORICAL FINANCIAL INFORMATION REFERS TO THE SPRINT INTERNET PASSPORT BUSINESS WE ACQUIRED IN CONNECTION WITH THE SPRINT TRANSACTION.

(1) Amortization and transaction costs represent $23,565,000 in amortization of intangible assets acquired and a one time transaction cost of $1,397,000 resulting from the strategic alliance with Sprint in June 1998.
(2) Reflects the accretion of liquidation dividends on Series A convertible preferred stock at 3% compounded quarterly and the accretion of a dividend related to the beneficial conversion feature in accordance with EITF D-60.

(3) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of weighted average shares outstanding in the net loss per share computation.

(4) Represents earnings (loss) before depreciation and amortization, interest income and expense and income tax expense. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used by operating activities and should not be considered in isolation from, as an alternative to, or more meaningful than measures of performance determined in accordance with generally accepted accounting principles.

(5) Pro forma financial data give effect to the Sprint transaction. The unaudited pro forma statement of operations data are based on our consolidated statements of operations and the statements of revenues and direct expenses of the Sprint Internet Passport business as if the Sprint transaction occurred on January 1, 1997. See "Strategic Alliance with Sprint" and "Pro Forma Financial Information" appearing in the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    READ THE FOLLOWING DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE RESULTS DISCUSSED BELOW ARE NOT NECESSARILY INDICATIVE OF THE RESULTS TO BE EXPECTED IN ANY FUTURE PERIODS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON CURRENT EXPECTATIONS AND WHICH INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH HEREIN, IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading Internet service provider, or ISP, providing reliable nationwide Internet access and related value-added services to our individual and business members. Our member base has grown rapidly, making us one of the world's leading ISPs. We believe this growth is the result of our efforts to enhance our members' Internet experience through simple, rapid and reliable access to the Internet, high quality service and member support and enhanced services.

    We provide our members with a core set of features through our standard Internet service, which provides unlimited Internet access and several related services for a $19.95 monthly fee. We also offer a variety of premium services to both our individual and business members. Recurring revenues, which are generally paid for in advance with credit cards, consist of monthly fees charged to members for Internet access and other ongoing services including business Web site hosting, national ISDN, LAN ISDN, and frame relay connections and, in certain areas, cable modem access. We derive incremental revenues by leveraging the value of our member base and user traffic through promotional and content partnerships, online advertising, and electronic commerce. We recognize access fees and certain incremental revenues ratably over the period services are provided. Other revenues generally represent one-time, non-refundable set up fees and are recorded as earned.

    Cost of recurring revenues principally includes telecommunications costs and depreciation expense on equipment used in network operations for ongoing member services. Fees paid to UUNET, PSINet and Sprint for local dial-up access to their respective nationwide systems of POPs are included in telecommunications costs. Cost of other revenues principally includes expenses associated with new member registration and cost of products sold.

    We have experienced net losses since we began operations. As of September 30, 1998, we had an accumulated deficit of $107.7 million (exclusive of $1.3 million in losses incurred from inception through June 19, 1995 which have been reclassified from accumulated deficit to common stock as a result of our conversion from S Corporation to C Corporation status and inclusive of $4.3 million representing dividends on Series A convertible preferred stock).

    We believe that a key to our success in the competitive ISP market is to rapidly expand our member base. This will allow us to amortize our assets over a larger revenue base and enhance our ability to enter into favorable arrangements with network service providers, affinity marketing partners, online advertisers and content providers. While we have experienced a trend of continuing improvement in our net loss and earnings before interest, taxes, depreciation and amortization ("EBITDA") we anticipate investing heavily in obtaining new members and expect to have negative EBITDA for the foreseeable future, including the quarter ended December 31, 1998.

    EBITDA is not determined in accordance with generally accepted accounting principles and is not indicative of cash used by operating activities. You should not consider EBITDA in isolation from, as an alternative to, or more meaningful than measures of performance determined in accordance with generally accepted accounting principles. We expect we will continue to incur net losses as we continue to expend substantial resources on sales and marketing to rapidly increase our member base. We may not be successful in attaining or, if attained, sustaining profitability or positive cash flow from our operating activities.

    On June 5, 1998, we entered into a very important strategic alliance with Sprint in the area of consumer Internet access and related services. In connection with the formation of that relationship, Sprint tendered for and purchased 2.5 million shares of our common stock for $22.50 per share. At the close of the tender offer, we issued Sprint approximately 4.1 million shares of our newly created Series A convertible preferred stock, convertible into approximately 8.2 million shares of our common stock (assuming the acceleration of certain rights). In return, Sprint:

        (1) transferred approximately 130,000 members to us;

        (2) paid us approximately $24 million in cash; and

        (3) granted us the exclusive right to use certain dial-up modem ports in their high-speed data network for four years.

    Additionally, we entered into a five-year marketing and distribution agreement with Sprint. The following are highlights from that agreement:

        (a) Sprint must deliver a minimum of 150,000 new members per year for five years through its own marketing channels;

        (b) we are Sprint's exclusive provider of consumer Internet access services for at least ten years; and,

        (c) we can use Sprint's brand and distribution network for at least ten years.

    Sprint also provided us with a $25 million line of credit (increasing to $100 million over three years) in the form of convertible senior debt.

    We also entered into a governance agreement with Sprint. This agreement establishes certain terms and conditions concerning our corporate governance, the acquisition and disposition of our equity securities by Sprint (including certain preemptive rights in favor of Sprint), the rights of Sprint to make offers to purchase all outstanding shares of our common stock and rights of our Board of Directors to receive and entertain offers to effect certain business combinations. EarthLink, and certain of our stockholders, have also entered into an agreement with Sprint which obligates such stockholders, under certain terms and conditions, to take action in support of our obligations to Sprint under the governance agreement.

    Sprint can appoint (1) one person to our Board of Directors so long as Sprint owns at least 10% of our capital stock on a fully diluted basis, and (2) an additional person to our Board of Directors so long as Sprint owns at least 20% of our capital stock on a fully diluted basis. William T. Esrey, Chairman and Chief Executive Officer of Sprint, and Patti S. Manuel, President of Sprint's Long Distance Division, are Sprint's currently appointed members to our Board of Directors.

    As a result of these transactions, Sprint now owns approximately 27% of our capital stock on a fully diluted basis (this assumes the conversion of Sprint's Series A convertible preferred stock into common stock and assumes acceleration of certain dividend rights and the exercise by Sprint of certain preemptive rights), of which approximately 10% is voting stock. Sprint has the right to maintain (but not exceed) these ownership levels by purchasing from us additional common stock equivalent shares, with up to 75% of these common stock equivalents being in the form of shares of a new series of convertible preferred stock having terms that are structured and priced in the same manner as the Series A convertible preferred stock. Sprint has elected to exercise this right in connection with this offering to purchase 770,083 common stock equivalent shares (of the 891,033 shares Sprint has the right to purchase), of which 192,521 shares are common stock and 577,562 shares are preferred stock.

    The Series A convertible preferred stock accrues dividends for the first five years by increasing its liquidation value at a rate of 3% annually. Thereafter the Series A convertible preferred stock will pay a cash dividend of 3% of the liquidation value during years six through 20. The cash dividend will increase to 8% in year 21 and increase to 12% by year 23.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of total revenues represented by certain items in our statements of operations for the periods indicated:

                                                                             NINE MONTHS
                                                                                ENDED
                                                YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                                ------------------------   ---------------
                                                 1995     1996     1997     1997     1998
                                                ------   ------   ------   ------   ------
Revenues:
  Recurring revenues..........................     80%      83%      92%      92%      94%
  Other revenues..............................      20       17        8        8        4
  Incremental revenues........................    --       --       --       --          2
                                                ------   ------   ------   ------   ------
    Total revenues............................    100%     100%     100%     100%     100%
                                                ------   ------   ------   ------   ------

Operating costs and expenses:
  Cost of recurring revenues..................      34       53       46       46       45
  Cost of other revenues......................      11        7        2        2        1
  Sales and marketing.........................     124       52       32       34       21
  General and administrative..................      68       32       18       18       13
  Operations and member support...............      62       47       38       39       31
  Amortization and transaction costs (1)......    --       --       --       --         21
                                                ------   ------   ------   ------   ------
    Total operating costs and expenses........     299      191      136      139      132
                                                ------   ------   ------   ------   ------

Loss from operations..........................   (199)     (91)     (36)     (39)     (32)
Interest income...............................       1     --          1        1        2
Interest expense..............................     (4)      (3)      (3)      (3)      (1)
                                                ------   ------   ------   ------   ------
    Net loss..................................  (202%)    (94%)    (38%)    (41%)    (31%)
                                                ------   ------   ------   ------   ------
                                                ------   ------   ------   ------   ------

------------------------

(1) Amortization and transaction costs represent $23,565,000 in amortization of intangible assets acquired and a one time transaction cost of $1,397,000 resulting from the strategic alliance with Sprint in June 1998.

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

RECURRING REVENUES

    We experienced substantial growth in revenues for the nine month period ended September 30, 1998 as compared to the corresponding period of 1997. The increase in recurring revenues of 112% from $51.9 million in the nine month period ended September 30, 1997 to $110.0 million in the nine month period ended September 30, 1998 was primarily due to an increase in our member base from approximately 362,000 at September 30, 1997 to approximately 815,000 at September 30, 1998.

OTHER REVENUES

                                                                                        NINE MONTHS
                                                                                    ENDED SEPTEMBER 30,
                                                                                    --------------------   INCREASE
                                                                                      1997       1998     (DECREASE)
                                                                                    ---------  ---------  -----------
                                                                                             (IN THOUSANDS)
Dial-up set up fees...............................................................  $   2,736  $   2,310   $    (426)
Non-dial-up set up fees...........................................................      1,822      2,587         765
                                                                                    ---------  ---------       -----
Total other revenues..............................................................  $   4,558  $   4,897   $     339
                                                                                    ---------  ---------       -----
                                                                                    ---------  ---------       -----

    The decrease in dial-up set up fees is primarily due to our increased willingness to waive set up fees for dial-up members acquired through certain marketing programs in response to competitive pressures. We expect this trend to continue for dial-up set up revenues. We have continued to expand our sales of premium services such as business Web site hosting, national ISDN, LAN ISDN, frame relay connections and cable modem connections. Set up fees for these services are generally not waived, and, as such, one-time fees for the set up of non-dial-up accounts has increased.

INCREMENTAL REVENUES

    In the first quarter of 1998 EarthLink began reporting incremental revenues derived from advertising, content and electronic commerce fees that leverage the value of our growing member base and user traffic. The principal component of our strategy is our Premiere Partnership Program, through which we offer and sell promotional packages that provide advertisers with access to the multiple points of contact we have with our members. We also sell advertising and content space on our various online properties such as the Personal Start Page and the Mall, and through our news magazine, BLINK. We generally charge transaction fees on electronic commerce activities we facilitate. Incremental revenues were $2.8 million during the nine months ended September 30, 1998.

COST OF RECURRING REVENUES

                                                                               NINE MONTHS ENDED SEPTEMBER 30,
                                                                     ---------------------------------------------------
                                                                                 PERCENT OF                 PERCENT OF
                                                                                  RECURRING                  RECURRING
                                                                       1997       REVENUES        1998       REVENUES
                                                                     ---------  -------------  ----------  -------------
                                                                             (IN THOUSANDS, EXCEPT PERCENTAGES)
Recurring revenues.................................................  $  51,869          100%   $  109,957          100%
Cost of recurring revenues.........................................     25,828           50        53,163           48

    Cost of recurring revenues increased 106% during the nine month period ended September 30, 1998 as compared to the corresponding period of 1997, primarily due to the increase in our member base. The decrease in the cost of recurring revenues as a percentage of recurring revenues is attributable to: (a) more effective management of our network, (b) the addition of Sprint to our family of POP providers, and (c) our increasing ability to negotiate more favorable commercial arrangements with our telecommunications service providers as we leverage our growing member base.

COST OF OTHER REVENUES

                                                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                                                                      ---------------------------------
                                                                                                             INCREASE
                                                                                        1997       1998     (DECREASE)
                                                                                      ---------  ---------  -----------
                                                                                               (IN THOUSANDS)
Royalties...........................................................................  $     873  $     108   $    (765)
Other...............................................................................        453        622         169
                                                                                      ---------  ---------       -----
Total cost of other revenues........................................................  $   1,326  $     730   $    (596)
                                                                                      ---------  ---------       -----
                                                                                      ---------  ---------       -----

    Cost of other revenues decreased 45% for the nine months ended September 30, 1998 as compared to the corresponding period of 1997. The decrease was primarily due to a reduction in royalty expense. The increase in the remaining components of cost of other revenues is primarily due to the increase in the rate of member growth during the nine month period ended September 30, 1998 as compared to the corresponding period of 1997.

SALES AND MARKETING

    Sales and marketing expenses consist primarily of third-party bounties, advertising, sales commissions, salaries, referral credits and the cost of promotional material. Sales and marketing expenses increased from $18.9 million to $25.3 million during the nine months ended September 30, 1997 and 1998, respectively. The increase was primarily due to increased third-party bounty payments, increased emphasis on marketing, including expanded sales and marketing efforts on a nationwide basis, increased sales commissions and increased marketing personnel headcount. We do not defer sales, marketing or other direct costs associated with the acquisition of members. We expense these costs as incurred.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of costs associated with the accounting and human resources departments, professional expenses, rent, bad debt and compensation. General and administrative expenses increased 46% from $10.5 million to $15.3 million during the nine months ended September 30, 1997 and 1998, respectively. The increase was primarily due to increases in credit card processing fees and bad debt. The increase in credit card processing fees was due to the increase in our member base.

OPERATIONS AND MEMBER SUPPORT

    Operations and member support expenses consist primarily of costs associated with technical support and member service, as well as customer information systems. Operations and member support expenses increased 64% from $22.2 million to $36.3 million during the nine months ended September 30, 1997 and 1998, respectively. We focus on retaining existing members by providing superior services and devoting significant resources to expanding technical support staff and network operations capabilities. We had 518 employees engaged in operations and member support activities on September 30, 1997 and 893 on September 30, 1998. We continue to improve member service functions by investing in training programs, hardware and software.

INTEREST EXPENSE

    Interest expense increased from $1.5 million to $1.7 million during the nine months ended September 30, 1998 as compared to the corresponding periods of 1997. This increase was primarily due to increases in capital lease activities, which were partially offset by repayment of a note payable and conversion into common stock of another note payable during the first six months of 1998.

INTEREST INCOME

    Interest income increased from $416,000 to $2.6 million during the nine months ended September 30, 1997 and 1998, respectively. The increase was primarily due to an increase in average cash balances available for investment as a result of our public follow-on common stock offering completed in June 1998.

1997 COMPARED TO 1996

RECURRING REVENUES

    Recurring revenues increased $47.1 million or 171% from $27.6 million in 1996 to $74.7 million in 1997 due to the significant increase in our member base during 1997.

OTHER REVENUES

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                    ---------------------------------
                                                                                                           INCREASE
                                                                                      1996       1997     (DECREASE)
                                                                                    ---------  ---------  -----------
                                                                                             (IN THOUSANDS)
Dial-up set up fees...............................................................  $   4,563  $   3,478   $  (1,085)
Other set up fees and revenues....................................................      1,061      2,753       1,692
                                                                                    ---------  ---------  -----------
Total other revenues..............................................................  $   5,624  $   6,231   $     607
                                                                                    ---------  ---------  -----------
                                                                                    ---------  ---------  -----------

    Other revenues increased $607,000 or 11% from 1996 to 1997. Due to competitive pricing and other pressures, we waived set up fees for dial-up members acquired through certain marketing partnerships. This caused a decrease in dial-up set up fees earned during 1997. We expect this trend to continue for dial-up set up fees. During 1997, we began to aggressively promote Web hosting and nationwide high speed access services. The decline in dial-up set up fees was offset by increases in the other set up fees and revenues attributable to our Web hosting, high speed access services and cost of products sold.

COST OF RECURRING REVENUES

    Cost of recurring revenues increased from $17.7 million in 1996 to $36.9 million in 1997 because our member base increased, but decreased from 64% of recurring revenues in 1996 to 49% of recurring revenues in 1997. The decrease from 1996 to 1997 was primarily due to our ability to effectively manage communications costs and economies of scale to reduce per member costs as the total member base expanded. Until October 1996, we paid UUNET a fixed monthly fee per member plus a variable amount based on member usage in excess of a threshold number of hours per month. Our network services agreement with UUNET was amended as of October 1996 to change the cost basis from per member to peak port hours. In June 1997, UUNET agreed to waive monthly revenue minimums, excess hours fees and peak service user targets for the remaining six months of 1997. In return, EarthLink agreed not to invoke its early termination right prior to September 1998. If usage becomes more concentrated during peak times, the fees we pay to UUNET will increase, thereby adversely affecting our operating margins. Under our agreement with PSINet, we pay PSINet a fixed monthly fee for each member accessing our services through a PSINet POP.

COST OF OTHER REVENUES

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                    ---------------------------------
                                                                                                           INCREASE
                                                                                      1996       1997     (DECREASE)
                                                                                    ---------  ---------  -----------
                                                                                             (IN THOUSANDS)
Royalties.........................................................................  $   1,907  $     930   $    (977)
Other.............................................................................        328        719         391
                                                                                    ---------  ---------       -----
Total cost of other revenues......................................................  $   2,235  $   1,649   $    (586)
                                                                                    ---------  ---------       -----
                                                                                    ---------  ---------       -----

    Cost of other revenues decreased $586,000 or 26% from $2.2 million in 1996 to $1.6 million in 1997. The decrease was due to the renewal of various contracts under more favorable terms.

SALES AND MARKETING

    Sales and marketing expenses increased $8.4 million or 49% from $17.2 million in 1996 to $25.6 million in 1997. The increase was primarily due to our emphasis on marketing services, expanding sales and marketing efforts nationwide, increased sales commissions, marketing personnel headcount, third-party bounties and referral credits. We do not defer sales, marketing or other direct costs associated with the acquisition of members; rather, we expense these costs as they are incurred.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased $3.8 million or 36% from $10.5 million in 1996 to $14.3 million in 1997 due to increases in bad debt, payroll, rent, depreciation expenses and credit card fees. Bad debt expense was $2.5 million or 7.5% of total revenues in 1996 due to difficulties in billing and in disconnecting late-paying members on a timely basis. Bad debt expense was $3.5 million or 4.3% of total revenues in 1997. Bad debt decreases were due to our review and elimination of accounts with questionable payment history and the compression of our collection cycle. The rise in payroll costs was primarily due to growth in headcount. Personnel engaged in general and administrative activities increased from 92 to 110 during 1997. Depreciation expense rose because of the acquisition of office equipment and the build-out of leasehold improvements. Credit card processing fees increased primarily because our member base increased.

OPERATIONS AND MEMBER SUPPORT

    Operations and member support expenses increased $15.1 million or 96% from $15.8 million in 1996 to $30.9 million in 1997 reflecting our efforts to retain existing members by devoting significant resources to expanding technical support and network operations capabilities. Employees engaged in operations and member support activities increased from 401 to 565 during 1997. During 1997, we created a new call center and invested in training programs and hardware and software to solve member problems.

INTEREST EXPENSE

    Interest expense increased from $1.0 million in 1996 to $2.1 million in 1997 primarily due to our increased borrowings and capital lease obligations to finance our expansion of network infrastructure and capital equipment acquisitions.

INTEREST INCOME

    Interest income increased from $150,000 in 1996 to $637,000 in 1997 primarily because of the increase in average cash balances available for investment.

1996 COMPARED TO 1995

REVENUES

    Recurring revenues increased $25.2 million or more than 1,000% from $2.4 million in 1995 to $27.6 million in 1996 as a result of an increase in member count. The increase in other revenues from $606,000 in 1995 to $5.6 million in 1996 was primarily due to the increase in the number of new members during the latter period and one-time set up fees collected from those new members.

COST OF REVENUES

    Cost of recurring revenues increased from 42% of recurring revenues or $1.0 million in 1995 to 64% of recurring revenues or $17.7 million in 1996 due to our expansion to nationwide service through our relationship with UUNET. We paid UUNET a fixed monthly fee per member plus a variable amount based on customer usage in excess of a threshold number of hours per month. Our UUNET contract was amended as of October 1996 so that the key variable component is peak usage rather than hourly usage.

SALES AND MARKETING

    Sales and marketing expense increased from $3.8 million in 1995 to $17.2 million in 1996. Our principal strategy during 1995 and 1996 was to rapidly expand our customer base and increase our market share of the under-penetrated market for Internet access services. To realize this strategy, we aggressively invested in sales and marketing. This strategy required substantial initial cash outlays which outpaced the resultant growth in revenues. In the latter part of 1996, our marketing efforts emphasized the variety of services available to business members, including business Web sites, high-speed ISDN communications capability, high-speed frame relay connections and Internet access through corporate networks.

GENERAL AND ADMINISTRATIVE

    Since our inception, general and administrative expenses have increased as a result of increased employee headcount, rent, depreciation and credit card fees. During 1996, we hired a number of senior management personnel, moved into a new headquarters building and engaged professional consultants to assist in the development of an administrative infrastructure to accommodate anticipated increases in the number of members and employees, which resulted in a significant increase in general and administrative expenses as compared to 1995. General and administrative expenses for 1996 included bad debt expense of $2.5 million which resulted from difficulties in billing and in disconnecting late-paying members on a timely basis. In addition, in September 1996, we issued 75,000 shares of Common Stock as consideration for the termination of a consulting agreement. The value of the stock, $413,000, was included in general and administrative expenses for the year ended December 31, 1996.

OPERATIONS AND MEMBER SUPPORT

    Operations and member support expenses increased from $1.9 million in 1995 to $15.8 million in 1996. This trend reflected the costs associated with building a member service organization to support our member base and anticipated member growth. Employees engaged in operations and member support activities increased from 112 to 444 during 1996.

INTEREST EXPENSE

    Interest expense increased from $136,000 in 1995 to $1.0 million in 1996 primarily because of increased borrowings and capital lease obligations we incurred to finance the expansion of network infrastructure and capital equipment acquisitions.

INTEREST INCOME

    Interest income increased from $34,000 in 1995 to $150,000 in 1996 primarily because of the increase in average cash balances available for investment.

QUARTERLY RESULTS

    Revenues and operating expenses have increased in each of the seven quarters ended September 30, 1998, primarily due to increases in our member base and associated costs. Loss from operations (excluding amortization and transaction costs) as a percent of revenue over this period has declined reflecting our increasing economies of scale.

    Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include: the costs associated with gaining and retaining members and capital expenditures for upgrading our systems and infrastructure; the timing and market acceptance of new and upgraded Internet service introductions by us and our competitors; increased competition; changes in our pricing policies and those of our competitors; changes in our operating expenses (including telecommunications costs); seasonal fluctuations in demand for our services; the introduction of alternative technologies; the effect of potential acquisitions; and, other general economic factors.

    The following table sets forth certain unaudited quarterly financial data for the seven quarters ended September 30, 1998. This unaudited information has been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this prospectus and, in the opinion of our management, includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth when read in conjunction with the consolidated financial statements and the related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                            THREE MONTHS ENDED
                                               -----------------------------------------------------------------------------
                                                MAR. 31    JUN. 30   SEPT. 30    DEC. 31    MAR. 31    JUN. 30     SEPT. 30
CONSOLIDATED STATEMENT OF OPERATIONS DATA:       1997       1997       1997       1997       1998        1998        1998
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:

  Recurring revenues.........................  $  14,539  $  17,880  $  19,450  $  22,787  $  27,856  $   35,224  $   46,877
  Other revenues.............................      1,632      1,367      1,559      1,673      1,578       1,620       1,699
  Incremental revenues (1)...................     --         --         --         --            392       1,146       1,248
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
    Total revenues...........................     16,171     19,247     21,009     24,460     29,826      37,990      49,824

Operating costs and expenses:
  Cost of recurring revenues.................      7,622      8,902      9,304     11,025     14,208      17,781      21,174
  Cost of other revenues.....................        479        495        352        323        115         221         394
  Sales and marketing........................      6,183      6,051      6,670      6,702      7,390       7,983       9,975
  General and administrative.................      3,502      3,449      3,511      3,871      4,513       4,988       5,843
  Operations and member support..............      6,422      7,791      7,970      8,717      9,540      11,630      15,078
  Amortization and transaction
    costs (2)................................     --         --         --         --         --           7,208      17,754
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
    Total operating costs and expenses.......     24,208     26,688     27,807     30,638     35,766      49,811      70,218

Loss from operations.........................     (8,037)    (7,441)    (6,798)    (6,178)    (5,940)    (11,821)    (20,394)
Interest expense.............................       (507)      (444)      (516)      (632)      (687)       (621)       (353)
Interest income..............................        165        135        116        221        223         426       1,919
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
    Net loss.................................     (8,379)    (7,750)    (7,198)    (6,589)    (6,404)    (12,016)    (18,828)
Deductions for accretion
  dividends (3)..............................     --         --         --         --         --          (1,054)     (3,276)
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
Net loss attributable to common
  stockholders...............................  $  (8,379) $  (7,750) $  (7,198) $  (6,589) $  (6,404) $  (13,070) $  (22,104)
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
Basic and diluted net loss per
  share (4)..................................  $   (0.46) $   (0.40) $   (0.36) $   (0.29) $   (0.28) $    (0.53) $    (0.78)
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
Weighted average shares
  outstanding (4)............................     18,188     19,476     19,864     22,482     22,746      24,586      28,458
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------
                                               ---------  ---------  ---------  ---------  ---------  ----------  ----------

                                                                      THREE MONTHS ENDED
                                             ---------------------------------------------------------------------
                                             MAR. 31   JUN. 30   SEPT. 30   DEC. 31   MAR. 31   JUN. 30   SEPT. 30
AS A PERCENTAGE OF TOTAL REVENUES:            1997      1997       1997      1997      1998      1998       1998
                                             -------   -------   --------   -------   -------   -------   --------
Revenues:
  Recurring revenues.......................       90%       93%       93%        93%       94%       93%       94%
  Other revenues...........................       10         7         7          7         5         4         3
  Incremental revenues (1).................    --        --        --         --            1         3         3
                                             -------   -------   --------   -------   -------   -------   --------
    Total revenues.........................      100       100       100        100       100       100       100

Operating costs and expenses:
  Cost of revenues.........................       47        46        44         45        48        47        42
  Cost of other revenues...................        3         3         2          1     --            1         1
  Sales and marketing......................       38        31        32         27        25        21        20
  General and administrative...............       22        18        17         16        15        13        12
  Operations and member support............       40        41        38         36        32        30        30
  Amortization and transaction costs (2)...    --        --        --         --        --           19        36
                                             -------   -------   --------   -------   -------   -------   --------
    Total operating costs and expenses.....      150       139       133        125       120       131       141

Loss from operations.......................      (50)      (39)      (33)       (25)      (20)      (31)      (41)
Interest expense...........................       (3)       (2)       (2)        (3)       (2)       (2)       (1)
Interest income............................        1         1         1          1         1         1         4
                                             -------   -------   --------   -------   -------   -------   --------
    Net loss...............................      (52)%     (40)%     (34)%      (27)%     (21)%     (32)%     (38)%
Deductions for accretion dividends (3).....    --        --        --         --        --           (3)       (6)
                                             -------   -------   --------   -------   -------   -------   --------
Net loss attributable to common
  stockholders.............................      (52)%     (40)%     (34)%      (27)%     (21)%     (35)%     (44)%
                                             -------   -------   --------   -------   -------   -------   --------
                                             -------   -------   --------   -------   -------   -------   --------

------------------------

(1) We began reporting incremental revenues in the first quarter of 1998.

(2) Amortization and transaction costs represent $23,565,000 in amortization of intangible assets acquired and a one time transaction cost of $1,397,000 resulting from the strategic alliance with Sprint in June 1998.

(3) Represents the accretion of liquidation dividends on Series A convertible preferred stock at 3% compounded quarterly and the accretion of a dividend related to the beneficial conversion feature in accordance with EITF D-60.

(4) SFAS No. 128, Earnings per Share ("EPS"), and Staff Accounting Bulletin No. 98 require companies, such as EarthLink, that incorporated the SAB 83 concept of "cheap stock" in determining pre-initial public offering EPS data to restate EPS data to conform to SFAS No. 128. Basic EPS now represents the weighted average number of shares divided into net income during a given period. Potential common stock items, options, warrants or convertible instruments are not included in the calculation of EPS due to their anti-dilutive effect.

LIQUIDITY AND CAPITAL RESOURCES

    Our operating activities used $3.6 million, $16.2 million and $21.3 million in cash during the years ended December 31, 1995, 1996 and 1997, respectively. Our operating activities provided $14.4 million of cash during the nine months ended September 30, 1998, primarily because of the increase in accrued liabilities of $13.8 million.

    Our investing activities, consisting primarily of capital equipment purchases for expansion, used cash of approximately $4.3 million, $18.4 million and $16.1 million in 1995, 1996 and 1997, respectively. During 1997, we purchased the rights to subscribers and related assets of Internet in a Mall, Inc., a Tarzana, California based ISP, at a cost of approximately $1.4 million. Investing activities used $1.0 million in cash during the nine months ended September 30, 1998. Net cash received in the Sprint transaction of $23.8 million was partially offset by Sprint transaction costs of $8.9 million for the nine months ended September 30, 1998. Capital equipment purchases were $15.9 million for the nine months ended September 30, 1998.

    Financing activities provided approximately $8.2 million, $38.3 million and $49.8 million in cash during 1995, 1996 and 1997, respectively. Financing activities provided cash of approximately $104.6 million during the nine months ended September 30, 1998. We raised $6.3 million, $8.7 million and $15.4 million in private sales of equity securities during 1995, 1996 and 1997, respectively. In the first quarter of 1997, we sold 4,569,500 shares of common stock in our initial public offering. The offering generated approximately $26.2 million in net proceeds. We completed a follow on public offering in June 1998 of 5.5 million shares of common stock at $30 per share of which we sold 3.7 million shares and selling stockholders sold 1.8 million shares. Our net proceeds were approximately $105 million. During 1995, 1996 and 1997, respectively, we financed the acquisition of data processing and office equipment amounting to approximately $556,000, $11.3 million and $10.5 million, respectively, through equipment sale leaseback agreements. Proceeds from capital lease transactions for the nine months ended September 30, 1998 were $6.2 million. We record sale leaseback transactions at cost, which approximates the fair market value of the property, and, therefore, no gains or losses are recorded. We continue to depreciate the property and record a financing obligation representing the proceeds based upon payments under the lease agreement.

    On September 30, 1998, we had approximately $134.4 million in cash and cash equivalents. We believe our available cash is sufficient to meet our operating expenses and capital requirements for the next 12 months. We also have a $25 million credit facility from Sprint in the form of convertible senior debt, increasing to $100 million over a three-year period, at an interest rate of 6% per annum. Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to maintain and expand our member base, the rate of expansion of our network infrastructure, the size and types of acquisitions in which we may engage and the level of resources required to expand our marketing and sales programs. We cannot accurately predict the timing and amount of capital requirements. We may require additional financing sooner than anticipated if capital requirements vary materially from those currently planned. We have no commitments for any additional financing other than the line of credit from Sprint, and we cannot be sure that we can obtain additional commitments on favorable terms, if at all. Additional equity financing may dilute our stockholders, and debt financing, if available, may restrict our ability to declare and pay dividends and raise future capital. If we are unable to obtain additional needed financing, we may be required to reduce the scope of operations or anticipated expansion, which could materially and adversely affect us.

YEAR 2000 RISK MAY ADVERSELY AFFECT OUR COMPANY

    Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We utilize software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the institutions involved in processing our members' credit card payments for Internet services. We are also dependent on telecommunications vendors and leased POP vendors to maintain network reliability.

    We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services. Based upon the results of this assessment, we will develop and implement, if necessary, a remediation plan with respect to third-party software, computer technology and services which may fail to be year 2000 compliant. We have assessed our proprietary software and internal systems and determined them to be year 2000 compliant. We anticipate that our systems, including components thereof provided by third-party vendors, will be year 2000 compliant by 2000. At this time, the expenses associated with this assessment and potential remediation plan cannot be determined. The failure of our software and computing systems and our third-party vendors to be year 2000 compliant could have a material adverse effect on us.

                                    BUSINESS

OVERVIEW OF EARTHLINK

    We are a leading Internet service provider, or ISP, providing reliable nationwide Internet access and related value-added services to our individual and business members. Our member base has grown from approximately 420,000 members on December 31, 1997 to approximately 1,000,000 on December 31, 1998, making us one of the world's leading ISPs. We believe our growth has resulted from our efforts to enhance our members' Internet experience through simple, rapid and reliable access to the Internet, high quality service, and member education and support. As a result, we believe we have a high member retention rate for our industry. We receive significant benefits from the size of our member base, including bargaining power with providers of Internet content, online advertisers and retailers, and network providers.

    We generate our members through a combination of innovative and cost-conscious marketing programs. We market our services and products through referrals, online advertising and magazine, radio and television advertisements. Our affinity marketing and membership referral programs are also valuable components of our marketing strategy. We have over 500 affinity marketing partners, including prominent retailers, print publishers, and software and hardware companies. Leading affinity marketing partners include CompUSA, Novus Service's Discover Card, Gateway, MacMillan Digital Publishing USA, SAM's Club, Sony Entertainment and Warner Bros. We recently added Apple and Packard Bell to our family of distribution partners.

    In June 1998, we entered into a strategic alliance with Sprint, which is another important driver of our member growth. As a part of this alliance, Sprint transferred approximately 130,000 members to us and committed to generate at least 150,000 new members for us during each of the next 5 years through their channels. Additionally, we are now co-branded as Sprint's exclusive consumer Internet access provider, and we have exclusive access to certain dial-up modem ports in Sprint's network. We also have access to Sprint's marketing and distribution channels and the right to use Sprint's widely recognized brand name. As a result of this relationship we recently added Sprint PCS and Radio Shack as affinity partners.

    We provide highly reliable Internet access through a nationwide telecommunications network of leased, high-speed, dedicated data lines and over 1,700 dial-up access sites, or POPs. We own and operate POPs in Southern California and lease POPs from UUNET, Sprint, and PSINet nationwide. Over 90% of the U.S. population can access our Internet service through a local telephone call. We also provide Internet connections by cable modem, ADSL, ISDN, frame relay and other high-speed access technologies.

    Our standard $19.95 per month dial-up Internet service provides our members with unlimited access to the Internet, email, a Web browser, six megabytes for a personal web site, a Personal Start Page, BLINK (our member news magazine), toll-free 24-hour technical support and access to Internet newsgroups. We also offer premium services to consumers and small businesses, including Web hosting and high-speed Internet connections.

INDUSTRY BACKGROUND

    The Internet is an increasingly significant global medium for communications, information and online commerce. Industry analyst IDC estimates that the number of Internet users was 81 million in 1997 and will reach 177 million by 2000. In addition, IDC projects that ISP revenues in the United States will grow from $4.6 billion in 1997 to $18.3 billion in 2000, implying a compound annual growth rate of 58.5% per year. Continued growth in Internet usage is expected to be fueled by several factors, including the large and growing installed base of personal computers in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet, and increased general awareness of the Internet.

    Potential Internet users, particularly non-technical users, may find the size and complexity of the Internet difficult and intimidating. These users generally place a premium on products and services that are easy to use. Experienced users increasingly view the Internet as mission critical. They generally focus on network quality, reliability, customer service quality and cost. We believe the requirements of both inexperienced and experienced users create a significant market opportunity for vendors that can serve both user groups.

EARTHLINK'S STRATEGY

    EarthLink's objectives are to be the leading nationwide ISP and to provide its members with a high-quality Internet experience. Key elements of our strategy include:

    MAXIMIZE MEMBERS' OVERALL EXPERIENCE. We want to provide our members with a superior online experience. The following points illustrate our efforts to do so:

    - Superior Member Service: We believe that an integral part of the EarthLink experience is fast, polite, and helpful member service. Accordingly, we invest significant resources in supporting our members. We view member support as another opportunity to interface directly with our members to educate them on how to get the most out of the Internet. We have scaled our highly-trained member support staff in line with member growth to minimize member hold times and solve each individual problem in the most expeditious manner. Our member care center is available seven days a week, 24 hours a day via a toll free call.

    - Reliable Access: We currently use UUNET, PSINet and Sprint, as well as our own facilities, to provide dial-up access and network telecommunications services. Our members can access our service through over 1,700 POPs. As a result, our members are able to navigate the Internet with few delays, timeouts and disruptions.

    - Easy to Use Solution: Users may encounter numerous difficulties using the Internet because of its size and complexity. Therefore, we focus significant resources on retaining members by providing them with reliable and easy to use Internet access. We designed our TotalAccess software (which includes software and documentation for both Windows and Macintosh users) to make it easy for members to register and configure their system for Internet access. We constantly work to develop new services, content and features to enhance that user experience.

    - Broad Service Offering: Our members receive six megabytes of space on our Web server and special tools to create their own Web page. We recently introduced a "Click-N-Build" Web construction tool, an e-commerce solution and cable modem access. Going forward, we will continue to offer our members leading Internet and communication products and services.

    - Personal Start Page: We provide a customizable personal start page user interface that allows members to closely match their needs. Members may select from a number of browsers, navigation engines and sources of news headlines.

    - Member Sign-up: From marketing and promotional materials to registration and access software, we have carefully crafted the sign-up process to be easy-to-use and to engender loyalty.

    RAPIDLY EXPAND OUR MEMBER BASE. We believe that a key to our success in the competitive ISP market is to rapidly expand our member base. This will allow us to amortize our assets over a larger revenue base and enhance our ability to enter into favorable arrangements with network service providers, affinity marketing partners, online advertisers and content providers. We have accelerated efforts and financial commitments to attract new members, while continuing to provide high-quality service to ensure member retention. Historically, we have capitalized on our reputation for high-quality service and have obtained a significant portion of our new members from existing member referrals. We recently added Apple and Packard Bell to our family of over 500 affinity partners plus numerous other channel partners. We plan to continue to expand our marketing program, to maintain a presence at national, regional and local trade shows, and to offer economic incentives to members who refer new members. Our access to Sprint's high-speed data network and marketing channels further enhances our ability to add new members.

    CAPITALIZE ON SPRINT ALLIANCE. We intend to maximize the opportunities presented by our alliance with Sprint to attract new members nationwide and to further enhance our position as a leading ISP. We believe that the substantial increase in members and other financial and operational resources resulting from the Sprint alliance will enable us to achieve our strategic objectives on a cost-effective and accelerated basis. We also believe that new members will be generated by the Sprint relationship at a lower cost than we would spend to add these members on our own. Therefore, we intend to take full advantage of Sprint's recognized brand image, extensive distribution channels (including Radio Shack and Sprint PCS) and approximately 16 million long-distance and local telephone customers. To that end, our brand is jointly marketed with Sprint's widely-recognized brand in connection with consumer Internet services. Additionally, we expect to further benefit from our exclusive access to certain dial-up modem ports in Sprint's high-speed data network.

    INCREASE MARKETING AND EXPAND DISTRIBUTION. We continue to expand our targeted marketing programs and distribution efforts to increase our member base, nationwide presence and brand recognition. To achieve these objectives, we continue to increase our investments in a wide-ranging marketing and distribution program, including expanded affinity partners, print publications, radio, television, billboards and direct mail. We closely monitor the results of these marketing programs as part of our ongoing effort to increase the cost-effectiveness of our marketing efforts.

    LEVERAGE THIRD PARTY SERVICE PROVIDERS. We leverage the infrastructure of others by leasing POP capacity from UUNET, PSINet and Sprint. This allows us to maintain focus on our members' needs while benefiting from the continuing decrease in telecommunications services costs. Not only does this approach lower our required capital expenditures, it also gives us flexibility to rapidly expand service coverage. Moreover, access to multiple networks provides members with increased service quality resulting from redundant network access. We will continue pursuing this strategy so that we can devote our principal resources to sales and marketing efforts and to improving members' Internet experience.

    DERIVE INCREMENTAL REVENUES. We leverage our growing member base and user traffic to increase revenues from sources other than those that are access related such as advertising and electronic commerce. Our Premiere Partnership Program is the principal component of this strategy. Through the Premiere Partnership Program we sell promotional packages that provide advertisers, retailers and content providers with access to the multiple points of contact we have with our members. We also sell advertising space on our various online properties like the Personal Start Page and our news magazine, BLINK. The EarthLink Mall and branded Personal Start Pages are further sources of incremental revenues.

    MANAGE INFRASTRUCTURE TO MEET MEMBER GROWTH. Our membership has grown rapidly since inception. To continue to effectively add new members and continue to offer high-quality service, we have made significant capital investments, including expansion of our network hub, accounting and billing systems and customer care systems. We believe our current infrastructure is adequate to manage a significant increase in our member base.

EARTHLINK'S SERVICES

    We provide a wide variety of competitively priced Internet services. Our TotalAccess software incorporates a telephone dialer and email program with several leading third-party Internet access tools, including the latest browsers from Netscape and Microsoft. This software provides a functional, easy-to-use Internet access solution for Windows 3.1, Windows 95 and Macintosh platforms. The TotalAccess software automatically installs these and other software applications on member computers. The simple point-and-click functionality of TotalAccess, combined with its easy-to-use multimedia registration system, permits online credit card registration, allowing both our novice and experienced members to quickly set up access to the Internet.

    Our service offerings include:

STANDARD INTERNET SERVICES

EMAIL                                 PUBLICATIONS
WEB BROWSER                           MEMBER AND TECHNICAL SUPPORT
6MB WEB SPACE FOR A PERSONAL WEB      EARTHLINK WEB SITE
  SITE                                NEWSGROUPS
PERSONAL START PAGE                   THE EARTHLINK ONLINE MALL
NATIONWIDE POPS

PREMIUM SERVICES

BUSINESS WEB SITE HOSTING             DOMAIN NAME SERVICE
NATIONAL ISDN                         STAR EMAIL ADDRESSING
NATIONAL LAN ISDN                     INTERNATIONAL ROAMING SERVICE
NATIONAL FRAME RELAY                  800 SERVICE
TOTALACCESS GOLD                      INTERNET ROOMS
ADDITIONAL MAILBOXES                  ELECTRONIC COMMERCE SOLUTION

EMERGING ACCESS SERVICES

CABLE MODEM                           FIBER TO THE CURB
                                      SATELLITE/WIRELESS ACCESS (IN
ADSL                                    DEVELOPMENT)

    EARTHLINK'S STANDARD INTERNET SERVICES. We provide our members with a core set of features through our standard Internet service. This standard service allows unlimited access to the Internet and the World Wide Web as well as other features and services for a monthly fee of $19.95 and a one-time set up fee (which is frequently waived). We include the following features in our standard Internet service:

    EMAIL. Each member receives an electronic mailbox which enables members to exchange an unlimited number of multimedia, text, graphics, audio and video messages with other online and Internet users.

    WEB BROWSER. We provide members with a free Web browser. Currently, we offer Netscape Communicator or Microsoft Internet Explorer. Members may also use any other browser of their choice.

    6MB WEB SPACE FOR A PERSONAL WEB SITE. We provide each member with six free megabytes of space on our Web server to create a personal Web site. We recently introduced our "Click-N-Build" web site creation tool which enables members to build their sites without having to learn complex programming languages. We also provide tutorials and tools to help members develop their sites. This enables members to participate in the Internet community by personally adding content to the World Wide Web.

    PERSONAL START PAGE. Each member receives a Personal Start Page, an enhanced default start page for members that first appears when they log on to the EarthLink Network. Members can customize their start page. For example, a member may select from a number of browsers, navigation engines and sources of news headline. Members also have the option to view stock quotes, and weather reports and are provided with a personal reminder system, as well as a place to list their own personal Web links and links to EarthLink member and technical support resources. Our Premiere Partners on our member's Personal Start Page include ABCNews.com,

    American Greetings, AccuWeather, CNN Interactive, Excite, GoTo.com, Infoseek, Lycos, MiningCo.com, Snap, PC Quote, Travelscape.com and Wired Digital.

    NATIONWIDE POPS. EarthLink members can access their accounts through a nationwide network of over 1,700 POPs.

    PUBLICATIONS. We mail our bi-monthly printed news magazine, BLINK, to each member. BLINK provides useful information, such as tips on how to search for certain categories of information on the Internet, information regarding new EarthLink service offerings, pointers to new Internet sites and other items of interest. BLINK is also available online on the EarthLink home page. Additionally, we provide new members with an orientation booklet called "Getting the Most Out of the Internet," written by our founder, Sky Dayton.

    MEMBER AND TECHNICAL SUPPORT. We currently provide the following member and technical support services: (i) toll-free, live telephone assistance available seven days a week, 24 hours a day; (ii) email-based assistance available seven days a week, 24 hours a day; (iii) help sites and Internet guide files on the EarthLink Web site; and, (iv) automated "fax back" and "fax on demand" assistance; and (v) printed reference material. Additionally, we provide dedicated support for business members through dedicated member care support personnel who are specially trained for business products and services such as business Web sites and local area network ISDN.

    EARTHLINK WEB SITE. We maintain a Web site at www.earthlink.net that contains content and links to third-party content and services. Our in-house staff actively seeks out interesting content from across the World Wide Web and organizes it into areas of interest on our Web site under topics such as "Arts & Entertainment," "Sports," "Travel," "News," "Finance" and "Games." Our Web site provides a road map to the abundant information and services available on the Internet. The site also contains Web pages dedicated to online member assistance including technical support, account maintenance and service updates.

    NEWSGROUPS. "Newsgroups," one of the most popular areas of the Internet, facilitate ongoing online discussions of specific areas of interest. EarthLink aggregates and provides access to thousands of these newsgroups, enabling its members to participate in realtime public discussions of a myriad of topics.

    THE EARTHLINK ONLINE MALL. Our online electronic shopping mall provides users with a one-stop gateway to some of the top retailers on the Web, using a familiar mall map interface. Retailers such as The Disney Store, BarnesandNoble.com and 1-800-FLOWERS "lease" space in the Mall.

    EARTHLINK'S PREMIUM SERVICES. In addition to our standard service, we offer a variety of premium services, including the following:

    BUSINESS WEB SITE HOSTING. We provide a Web hosting service for business members. Monthly fees for business Web sites range from $89 to $455, plus one-time set up fees of $179 to $479, depending on the size of the site and whether the site is a shared or unique address. A wide variety of options is available for an extra fee. Additional charges may apply for excess site traffic. We also offer an introductory service for small businesses, STARTERSITE, which is a ten megabyte, unique-domain Web site priced at $19.95 per month, plus a one-time set up fee of $25.

    NATIONAL ISDN. Our nationwide high-speed ISDN access service provides significantly higher access speeds than conventional analog modems. The monthly charge for ISDN is $34.95 for the first 100 channel hours and $0.99 for each additional channel hour, plus a one-time set up fee of $50.

    NATIONAL LAN ISDN. Small to medium-sized businesses can connect their existing LAN to the Internet at ISDN speed with LAN ISDN. This nationwide service costs $99.95 per month for 160 channel hours and four email boxes. The set up fee of $149 is waived for current EarthLink members, and additional channel hours cost $0.85 per hour.

    NATIONAL FRAME RELAY. Frame relay enables companies to connect their LANs to the Internet via a direct, continuous connection at speeds ranging from 56 Kbps to 1.5 Mbps. Frame relay connections, available nationwide, range from $240 to $1,460 per month depending on access speeds, data throughput, etc. One-time set up fees range from $495 to $1,995.

    TOTALACCESS GOLD. TotalAccess Gold is a value-added package, which includes an additional email box, priority technical support with a guaranteed 5-minute maximum wait time, and a quarterly CD-ROM containing software tools and plug-ins. The package adds $9.95 to the monthly price of a standard dialup or ISDN account.

    ADDITIONAL MAILBOXES. Additional electronic mailboxes are available for a per-mailbox fee of $4.95 per month and a $9.95 set up fee.

    DOMAIN NAME SERVICE. We provide unique domain names for those members who prefer an individualized address or plan to establish a business Web site. These unique domain names allow consumers and businesses to customize their email and Web site addresses. EarthLink charges a one-time fee of $75 to set up domain name service and assist members in establishing their unique domain names. Members then pay an annual renewal fee to an Internet domain registration agency.

    STAR EMAIL ADDRESSING. EarthLink members desiring an unlimited choice of email addresses (for example "sales@domain.com" or "webmaster@domain.com") can purchase star addressing. With star addressing, all email goes into a central mailbox, for easy processing to individual addresses at the same domain. There is a one-time set up fee of $125, but no monthly fee for maintaining the service.

    INTERNATIONAL ROAMING SERVICE. We offer international roaming services so that members who travel outside the United States can access their EarthLink accounts and the Internet. The fee for international roaming is $0.15 per minute plus applicable fees, if any, charged by local and long distance carriers.

    800 SERVICE. EarthLink provides 800 number dial-up service for members who do not have access to a local POP. EarthLink charges members $24.95 per month for five hours of 800 number service plus a one-time set up fee of $25.00. Additional hours are $4.95 per hour.

    INTERNET ROOMS. The Internet Room is an easy to use communications tool enabling members to use email, online chat and other advanced tools for communication. The Internet Rooms provide members with a powerful and easy way to establish Web sites without having to rely on complicated programming languages such as HTML or FTP. There is an annual fee of $29.95 for each Internet Room.

    ELECTRONIC COMMERCE SOLUTION. We recently introduced our electronic commerce solution for businesses. The software components allow businesses to build and operate an online "storefront" and process online credit card transactions. In conjunction with our hosting services, businesses can conveniently establish their electronic commerce presence.

    EARTHLINK'S EMERGING ACCESS SERVICES. In response to feedback from our members, we are developing the next generation of Internet access services targeted at consumers and small businesses. These services offer access speeds several times faster than ISDN connections utilizing a variety of emerging connectivity technologies.

    CABLE MODEM. We currently offer high-speed cable modem connections to the Internet for consumers and small businesses in selected service areas, through partnerships with cable providers such as Charter Communications.

    ADSL. We are testing Asymetric Digital Subscriber Line, or ADSL, service that provides a continuous high-speed connection through existing telephone lines. This service is in the pilot phase and has not yet been priced.

    FIBER TO THE CURB. We are conducting a technology trial utilizing "fiber to the curb" technology, an emerging broadband-capable technology alternative to both twisted pair copper lines and coaxial cable. This service is in the pilot phase and has not yet been priced.

    SATELLITE/WIRELESS ACCESS. EarthLink is currently evaluating opportunities to offer Internet access service delivery through both satellite and ground-based wireless technologies.

MEMBER AND TECHNICAL SUPPORT

    We believe that reliable member and technical support is critical to retaining existing members and attracting new members. We currently provide the following member and technical support services: (i) toll-free, live telephone assistance available seven days a week, 24 hours a day; (ii) email-based assistance available seven days a week, 24 hours a day; (iii) help sites and Internet guide files on the EarthLink Web site; (iv) automated "fax back" and "fax on demand" assistance; and (v) printed reference material. Additionally, we provide dedicated support for business members.

    Our call center currently handles an average of over 130,000 member and technical support calls a week. We also contract with a vendor of call center services whose EarthLink-trained employees provide additional technical support assistance. We believe the center's technology and systems are scaleable to accommodate call volume growth. We actively evaluate our call center facilities in order to deliver more effective and efficient services to our members.

SALES AND MARKETING

    Our sales and marketing efforts consist of the following programs:

ORIGINAL EQUIPMENT MANUFACTURER CHANNELS. EarthLink has marketing arrangements with a number of leading hardware and software manufacturers to include our TotalAccess software pre-installed on or included with their products. Our OEM partners include, among numerous others, Apple, Packard Bell and Gateway.

AFFINITY MARKETING PROGRAM. Affinity marketing partners typically bundle our TotalAccess software with their own goods or services to create a package that promotes EarthLink to potential members. Our affinity marketing partners include, among numerous others:

    COMPUSA. CompUSA includes TotalAccess software pre-loaded on each of its private-label computer systems, as well as offering TotalAccess software to its customers through in-store displays.

    DISCOVER CARD. EarthLink and NOVUS Services' Discover Card division offer the Discover Connection, an Internet access package, with exclusive features and awards for Discover Cardmembers.

    MACMILLAN DIGITAL PUBLISHING USA. EarthLink is the exclusive national Internet access provider included in the Internet Starter Kit CD-Rom which MacMillan publishes.

    SAM'S CLUB. SAM's Club co-brands and co-offers TotalAccess software through direct mail and catalog promotions to SAM's Club members.

    SONY ENTERTAINMENT. Sony bundles TotalAccess software on its enhanced music CDs.

SPRINT ALLIANCE. Our alliance with Sprint includes a marketing agreement and distribution arrangement that provides us access to Sprint's branded marketing and distribution channels in the United States, the right to use Sprint's brand for a minimum of ten years and a five-year commitment from Sprint to deliver a minimum of 150,000 new members annually through Sprint's channels. Additionally, Sprint promotes EarthLink as Sprint's exclusive consumer Internet access provider.

MEMBER REFERRAL PROGRAM. We believe that our existing members are among our most important marketing tools. We currently waive one month of standard access service fees for each member who refers a new member to our service. These referrals generate a significant percentage of our new membership.

ADVERTISING. We advertise our services in print, electronic and broadcast media. We also maintain a presence at national trade shows such as Internet World and MacWorld, as well as numerous local and regional trade shows. Additionally, we market through computer, Internet and related publications and bundle our TotalAccess software with certain of these publications.

PREMIERE PARTNERSHIPS. As part of our strategy to generate incremental revenue through third party electronic commerce, advertising and content, we leverage our current properties (such as our Web site and Personal Start Page) through our Premiere Partnership Program. The Premiere Partnership Program focuses on third parties having a natural affinity to and benefit for our member base. The program generates revenues through (1) sales of banner and other online ads; (2) fees generated through revenue sharing arrangements with online retailers who are accessed through our properties; and, (3) payments for placing links from our properties to third-party content.

TECHNICAL DEVELOPMENT AND SERVICE ENHANCEMENT

    We place significant emphasis on expanding and refining our services to enhance member Internet experience. Our technical staff is engaged in a variety of technical development and service enhancement activities and continuously reviews new third-party software products and technology for potential incorporation into our systems and services. The redesigned and enhanced version of TotalAccess, version 2.2, is a recent product of these efforts. The new version places a premium on ease of use, and incorporates a variety of powerful features that reduce the number and types of challenges faced by new members using the Internet for the first time. We also regularly update and expand the online services provided through the EarthLink Web site, organize Web content and develop online guides, help screens and other user services and resources.

POPS AND NETWORK INFRASTRUCTURE

    We provide our members with Internet access primarily through third-party network POPs. Our use of third parties to provide Internet connectivity enables us to increase port capacity without the significant capital requirements necessary to build and maintain a network. It also gives us the flexibility necessary to adapt to changing technology such as cable modems. Over 90% of the U.S. population can access our Internet service through a local telephone call.

    Members located in a geographic area not currently serviced by a local POP can access the Internet through an 800 service. Our POP sites are connected to the Internet primarily through our Pasadena network hub. That hub is in turn connected directly to the Internet by redundant high-speed fiber optic data lines obtained from various vendors. We have invested in measures to minimize the effects of damage from fire, earthquake, power loss, telecommunications failure, computer viruses, security breaches and similar events or backup Internet services or backbone facilities or other redundant computing or telecommunications facilities. We do not currently maintain redundant network hub facilities.

COMPETITION

    We operate in the Internet services market, which is extremely competitive. Our current and prospective competitors include many large companies that have substantially greater market presence, financial, technical, marketing and other resources than we have. We compete directly or indirectly with the following categories of companies:

    - established online services, such as America Online, the Microsoft Network and Prodigy;

    - local, regional and national ISPs, such as MindSpring, Rocky Mountain Internet and Internet America Inc.;

    - national telecommunications companies, such as AT&T and GTE;

    - regional Bell operating companies, such as BellSouth and SBC Communications Corp; and

    - online cable services, such as At Home and Roadrunner.

    Our competition is likely to increase. We believe this will probably happen as large diversified telecommunications and media companies acquire ISPs and as ISPs consolidate into larger, more competitive companies. Diversified competitors may bundle other services and products with Internet connectivity services, potentially placing us at a significant competitive disadvantage. In addition, competitors may charge less than we do for Internet services, causing us to reduce (or preventing us from raising) our fees. As a result, our business may suffer.

PROPRIETARY RIGHTS

    GENERAL. We rely on a combination of copyright, trademark, patent and trade secret laws and contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors, to sign confidentiality agreements. However, we cannot assure you that our steps will be sufficient to prevent misappropriation of our technology and proprietary rights and information or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

    From time to time, third parties have alleged that certain of our trademarks infringe their trademarks. None of these claims has had an adverse effect on our ability to market and sell its services. However, we cannot assure you that those claims will not have an adverse effect in the future or that others will not assert infringement claims against us in the future.

    LICENSES. We have licenses to distribute third-party software incorporated in our TotalAccess software. Applications which we license for distribution include Netscape Communicator (this license automatically renews each December for additional one-year terms unless either party terminates the license on 120 days notice), Microsoft Internet Explorer (this license expires in August 1999 and thereafter automatically renews for additional one-year terms, although either party may terminate the license at any time on 30 days notice), and MacTCP software from Apple (this license renews each December for additional one-year terms unless either party terminates the license on twelve-month notice). The only software in the TotalAccess package that we developed is the front-end and installation/registration program. We intend to maintain or negotiate renewals of existing software licenses and authorizations. We may also want or need to license other applications in the future. Our inability to renew existing software licenses or to license additional applications could have a material adverse effect on us.

EMPLOYEES

    As of September 30, 1998, we employed 1,195 people, including 186 sales and marketing personnel, 893 operations and member and technical support representatives and 116 administrative personnel. None of our employees are represented by a labor union, and we have no collective bargaining agreement.

FACILITIES

    Our corporate headquarters and call center are located in a 93,000 square-foot facility in Pasadena, California. Base rent is currently $73,000 per month. We have an option to extend this lease for an additional five years at the then-prevailing market rate following its expiration in September 2007. Our data center and primary data hub are housed in a 110,000 square foot facility adjacent to our headquarters with rent of $92,000 per month, subject to yearly increases. The lease for this space expires February 2007, with an option to extend for an additional ten year term.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table contains certain information about our executive officers and directors:

NAME                                                AGE                      POSITION
--------------------------------------------------  --- --------------------------------------------------
Sky D. Dayton.....................................  27  Founder and Chairman of the Board of Directors
Charles G. Betty..................................  41  President, Chief Executive Officer and Director
Dr. Richard D. Edmiston...........................  55  Vice President, Research and Development
Grayson L. Hoberg.................................  40  Sr. Vice President, Finance and Administration and
                                                        Chief Financial Officer
David R. Tommela..................................  59  Sr. Vice President, Operations
Brinton O.C. Young................................  47  Sr. Vice President, Marketing
William S. Heys...................................  48  Sr. Vice President, Sales
Sidney Azeez (1)..................................  66  Director
William T. Esrey..................................  58  Director
Robert M. Kavner (1)..............................  55  Director
Linwood A. Lacy, Jr. (2)..........................  53  Director
Patti S. Manuel...................................  42  Director
Paul McNulty......................................  37  Director
Kevin M. O'Donnell (2)............................  48  Director
Reed E. Slatkin (1)(2)............................  49  Director

------------------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

    SKY D. DAYTON, our founder, has served as Chairman of the Board of Directors since our inception in May 1994 and served as its Chief Executive Officer from May 1994 until May 1996. From 1992 to 1993, he was co-owner of a computer-based digital imaging firm, Dayton Walker Design. From 1991 to 1992, he served as Director of Marketing for new products at Executive Software, a software company. From 1990 to 1994, Mr. Dayton co-owned Cafe Mocha, a coffee house in Los Angeles, which he co-founded, and was a co-owner of Joe Cafe, a coffee house in Studio City, California.

    CHARLES G. BETTY has served as President and as a director since January 1996, and in May 1996 was named Chief Executive Officer. From February 1994 to January 1996, Mr. Betty was a strategic planning consultant, advising Reply Corp., Perot Systems Corporation and Microdyne, Inc. From September 1989 to February 1994, Mr. Betty served as President, Chief Executive Officer and a director of Digital Communications Associates, Inc., a publicly traded network connectivity provider. Mr. Betty is a member of the Board of Directors of DBT ONLINE, Inc.

    DR. RICHARD D. EDMISTON has served as Vice President, Research and Development from January 1997 through December 1998. From December 1992 to January 1997, Dr. Edmiston was Vice President of Network Planning and Architecture at BBN Corporation, a leading Internet research and development organization, and the founder of BBN Planet, a leading provider of Internet services to businesses. From September 1990 to November 1992, Dr. Edmiston managed distributed computer and information systems research at GTE Laboratories.

    GRAYSON L. HOBERG has served as Senior Vice President, Finance and Administration and Chief Financial Officer since August 1998 and served as Vice President, Finance and Administration and

Chief Financial Officer since December 1997. From September 1993 to December 1997, he served in various capacities for, and ultimately as, the Vice President of Business Operations for TCI.NET, the Internet Division of TCI Cable. From December 1991 to September 1993, he was Manager of Information Systems at Coors Brewing Company. From January 1988 to December 1991, he was a Consulting Manager at Price Waterhouse LLP.

    DAVID R. TOMMELA has served as Senior Vice President, Operations since August 1998 and was Vice President, Operations from December 1995 through August 1998. From 1973 to August 1995, he served in various capacities for, and ultimately as the Chief Information Officer of, Southern California Edison Company, an electric power utility.

    BRINTON O. C. YOUNG has served as Senior Vice President, Marketing since August 1998 and was Vice President, Strategic Planning from March 1996 through August 1998. From 1990 to 1996, Mr. Young was President of Young & Associates, a consulting firm specializing in strategic planning for high growth companies.

    WILLIAM S. HEYS has served as Senior Vice President, Sales since August 1998, and was Vice President of EarthLink's relationship with Sprint from January 1998 through August 1998. Prior to joining EarthLink, Mr. Heys founded the high-tech industry consulting firm BHC & Associates. Before starting BHC, Mr. Heys served in a variety of executive sales and marketing management positions at IBM, Wang, Hayes Microcomputer Products and Digital Communications Associates, Inc.

    SIDNEY AZEEZ has been a director since June 1996. During the past five years, Mr. Azeez has been a private investor. Mr. Azeez founded Ultronic Systems Corp., which produced a stock and commodity quotation system. He also founded American Cellular Network, Inc. and Universal Telecell, Inc., cellular telephone companies, PCS, Inc., a wireless communications company, and several banks in Colorado and New Jersey. Mr. Azeez is a director of Universal Telecell, Inc. and Thermal Tech Development, Inc.

    WILLIAM T. ESREY has served as a director since June 1998. He has been Chairman of the Board of Directors of Sprint Corporation since 1990, Chief Executive Officer of Sprint since 1985 and a Director of Sprint since 1985. Mr. Esrey is the Chairman of the Executive Committee of the Board of Directors of Sprint. He is also a director of Duke Energy Corporation, Exxon Corporation, Everen Capital Corporation, and General Mills, Inc.

    ROBERT M. KAVNER has been a director since June 1996. Since September 1996, he has served as President and Chief Executive Officer of On Command Corporation, a provider of on demand video for the hospitality industry. From 1994 through August 1995, he was director of business advisory services for Creative Artists Agency. From 1984 to 1994, Mr. Kavner held several senior management positions at AT&T, including Senior Vice President and Chief Financial Officer, Executive Vice President of the Communications Products Group, Chief Executive Officer of the Multimedia Products and Services Group, President of the Computer Division, Chairman of the UNIX Systems Laboratory, Chairman of AT&T Capital Corporation, Chairman of AT&T Paradyne Corporation and Chairman of AT&T Venture Capital Group. Mr. Kavner also served as a member of AT&T's Executive Committee. Mr. Kavner serves as a director of Fleet Financial Group, Ascent Entertainment, Inc. and Ticketmaster Online-CitySearch, Inc.

    LINWOOD A. LACY, JR. has been a director since June 1998. From October 1996 to October 1997, he served as President and Chief Executive Officer of Micro Warehouse Incorporated. From 1989 to May 1996, he served as the Co-Chairman and Chief Executive Officer of Ingram Micro, Inc., a microcomputer products distributor and a then wholly-owned subsidiary of Ingram Industries Inc. From December 1993 to June 1995, Mr. Lacy was also President of Ingram Industries Inc. From June 1995 until April 1996, he was President and CEO of Ingram Industries Inc., and from April 1996 to

May 1996 served as its Vice Chairman. Mr. Lacy serves as a director of Ingram Industries Inc., Entex Information Services, Inc., PcOrder.com and Modus Media International.

    PATTI S. MANUEL has been a director since June 1998. Ms. Manuel has served as President and Chief Operating Officer--Long Distance Division of Sprint Corporation since February 1998. She has also served as President and Chief Operating Officer of Sprint L.P. since February 1998. Since May 1997, she has served as President of Sprint Business, a division of Sprint L.P. From 1994 to 1997, she was President of Sales and Marketing for Sprint Business. She was named President of Marketing for Sprint Business in 1993.

    PAUL MCNULTY has been a director since November 1996. Mr. McNulty has been a Managing Director of Soros Fund Management LLC ("SFM"), a New York-based investment firm, since January 1996, and was a Securities Analyst at SFM from January 1993 until January 1996. Prior to joining SFM, Mr. McNulty was employed as an Associate at MVP Ventures, a venture capital firm in Boston, Massachusetts.

    KEVIN M. O'DONNELL, one of our co-founders, has been a director since our inception. Mr. O'Donnell is President of O'Donnell & Associates, a venture capital firm specializing in emerging high technology companies. In 1982, Mr. O'Donnell founded Government Technology Services, Inc., a reseller of computer equipment to the federal government, and from 1982 to 1990 served as its Chairman, Chief Executive Officer and President.

    REED E. SLATKIN, one of our co-founders, has been a director since its inception. Mr. Slatkin is a private investor and money manager who has invested in public and private companies for the last 15 years.

    Pursuant to the terms of our Series A convertible preferred stock and the governance agreement with Sprint, Sprint has the right to elect two individuals to our Board of Directors for so long as Sprint's equity interest does not decrease below 20% for three consecutive months. Sprint may also designate one director to any strategic business planning committee, finance committee and, subject to certain exceptions, all other committees, if any exist. Sprint has designated Mr. Esrey and Ms. Manuel as its initial two director representatives.

BOARD OF DIRECTORS AND COMMITTEES

    Currently, all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Our Board of Directors has an audit committee and a compensation committee. Messrs. Azeez, Kavner and Slatkin are members of the audit committee. Our audit committee makes recommendations to the Board regarding the selection of independent auditors, reviews the results and scope of audits and other services provided by our independent auditors and reviews and evaluates our internal audit and control functions. Messrs. Lacy, O'Donnell and Slatkin are members of the compensation committee. The compensation committee sets cash and long-term incentive compensation for executive officers and other key employees of the Company. The compensation committee also administers the 1995 Stock Option Plan.

DIRECTOR COMPENSATION

    We do not compensate directors for serving on the Board, but we do reimburse them for the expenses they incur in attending Board and committee meetings. In addition, non-employee directors are eligible to receive options to purchase common stock under the Directors Stock Option Plan.

TECHNOLOGY ADVISORY COUNCIL

    Our Technology Advisory Council assists us in predicting and overcoming long-range technology barriers and helps in attracting talented engineers and technology executives. Mr. Dayton chairs the

Council, which meets quarterly. The following five members, in addition to Mr. Dayton, currently serve on the Council:

    STEWART ALSOP is a partner of New Enterprise Associates, a leading venture capital firm. In addition, Mr. Alsop writes a column, Alsop's Fables, for Forbes Magazine. He is also executive producer of Agenda, the annual conference for senior executives in the computer industry. Previously, Mr. Alsop was the executive vice president of Infoworld Publishing Company and the former editor-in-chief of Infoworld. He also founded "PC Letter" and started the Agenda and Demo conferences.

    DAVID FARBER is an Alfred Fitler Moore Professor of Telecommunications Systems holding appointments in the Computer and Information Science and Electrical Engineering Departments at the University of Pennsylvania and is the Director of the Center for Communications and Information Science and Policy. Mr. Farber is a member of the boards of trustees of the Internet Society and the Electronic Frontier Foundation.

    DR. PHILIP M. NECHES recently retired as Group Technical Officer, Multimedia Products Group, of Lucent Technologies, Inc. He served as Senior Vice President and Chief Scientist of NCR Corp. and was Group Technical Officer for NCR Corp. after its acquisition by AT&T in 1991. Dr. Neches co-founded Teradata Corporation, a company engaged in commercial parallel computing and large-scale relational database management systems, and served as its Vice President and Chief Scientist.

    DR. ARNO PENZIAS, a 1978 Nobel Prize recipient, is a partner of New Enterprise Associates, a leading venture capital firm. Mr. Penzias formerly served as Chief Scientist at Lucent Technologies, Inc., and previously was head of research at Bell Laboratories.

    CHRISTINE VARNEY, former Federal Trade Commissioner and White House Cabinet Secretary, specializes in Internet law at the firm of Hogan & Hartson LLP. Ms. Varney was a key participant in formulating the Clinton administration's Internet strategies.

    Except for Mr. Dayton, we granted Mr. Alsop, Mr. Farber, Mr. Neches and Mr. Penzias warrants to purchase 15,000 shares of common stock. These warrants vest in equal quarterly increments over two years and have an exercise price of $5.50 per share except Mr. Alsop's warrants have an exercise price of $5.25 per share. We granted Ms. Varney warrants to purchase 15,000 shares of common stock which vest in equal quarterly increments over two years and have an exercise price of $8.875 per share.

EXECUTIVE COMPENSATION

    The following table presents certain information relating to compensation awarded to, earned by or paid to EarthLink's Chief Executive Officer and each of the six most highly compensated executive officers other than the Chief Executive Officer during fiscal 1998 (each of whom was serving at the end of fiscal 1998). These executive officers are referred to in this prospectus as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM COMPENSATION
                                                  ANNUAL COMPENSATION       ----------------------
                                               --------------------------   SECURITIES UNDERLYING     ALL OTHER
         NAME AND PRINCIPAL POSITION           YEAR   SALARY     BONUS           OPTIONS (#)         COMPENSATION
---------------------------------------------  ----  --------  ----------   ----------------------   ------------
SKY D. DAYTON                                  1998  $210,025  $45,052           --                     --
Chairman of the Board of                       1997   180,000   45,411           --                     --
Directors (1)                                  1996   153,036   70,006            250,000               --
CHARLES G. BETTY                               1998   312,000   60,142            300,000             $22,435(2)
President and Chief Executive Officer          1997   240,000   60,621           --                    10,578(3)
                                               1996   220,550   77,635            500,000              24,000(3)
GRAYSON L. HOBERG                              1998   150,017    --              --                     1,038(5)
Senior Vice President, Finance and             1997     8,654    --               200,000               --
Administration and Chief Financial Officer
(4)
DAVID R. TOMMELA                               1998   145,616   26,512             20,000               2,373(6)
Senior Vice President, Operations              1997   132,000   26,723           --                     1,218(6)
                                               1996   130,392   34,439             25,000               --
RICHARD D. EDMISTON                            1998   185,021   18,253             20,000               2,636(9)
Vice President, Research and Development (7)   1997   185,000   33,398(8)          55,000               1,423(9)
BRINTON O.C. YOUNG                             1998   160,019   29,522            100,000               --
Senior Vice President, Marketing               1997   140,000   29,754           --                     --
                                               1996    73,681   18,409            225,000               --
WILLIAM S. HEYS                                1998   156,158    --               150,000               --
Senior Vice President, Sales (10)

------------------------

(1) Mr. Dayton served as President until January 15, 1996, when Mr. Betty's employment commenced. Mr. Dayton served as Chief Executive Officer until May 7, 1996, when Mr. Betty was appointed to that position.

(2) Consists of reimbursement in 1998 of $19,042 in travel expenses pursuant to Mr. Betty's employment agreement and $3,393 in matching contributions made to Mr. Betty's account under our 401(k) Plan.

(3) Consists of reimbursement in 1997 of $8,363 in travel expenses pursuant to Mr. Betty's employment agreement and $2,215 in matching contributions to Mr. Betty's account under our 401(k) Plan, and reimbursement in 1996 of $24,000 of such reimbursable expenses pursuant to Mr. Betty's employment agreement.

(4) Mr. Hoberg's employment commenced on December 5, 1997.

(5) Consists of matching contributions made to Mr. Hoberg's account under our 401(k) Plan.

(6) Consists of matching contributions made to Mr. Tommela's account under our 401(k) Plan.

(7) Dr. Edmiston's employment commenced on January 16, 1997.

(8) Includes a signing bonus of $15,000 paid to Dr. Edmiston pursuant to his employment agreement with EarthLink and a performance bonus of $18,398.

(9) Consists of matching contributions made to Dr. Edmiston's account under EarthLink's 401(k) Plan.

(10) Mr. Heys' employment commenced on January 2, 1998.

STOCK OPTION INFORMATION

    The following table sets forth certain information regarding options granted in fiscal 1998 to the Named Executive Officers.

                          OPTION GRANTS IN FISCAL 1998

                                                 INDIVIDUAL GRANTS
                             ---------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                              NUMBER OF     PERCENTAGE OF                                AT ASSUMED ANNUAL RATES OF
                              SECURITIES    TOTAL OPTIONS                               STOCK PRICE APPRECIATION FOR
                              UNDERLYING     GRANTED TO       EXERCISE                       THE OPTION TERM(3)
                               OPTIONS      EMPLOYEES IN      PRICE PER    EXPIRATION   ----------------------------
           NAME              GRANTED (#)   FISCAL YEAR(1)     SHARE(2)        DATE           5%             10%
---------------------------  ------------  ---------------  -------------  -----------  -------------  -------------
Sky D. Dayton..............       --             --              --            --            --             --
Grayson L. Hoberg..........       --             --              --            --            --             --
Charles G. Betty...........     150,000(4)          8.3%      $  22.375      02/10/08   $  10,570,799  $  18,820,248
Charles G. Betty...........     150,000(5)          8.3          22.375      06/05/08      10,570,799     18,820,248
David R. Tommela...........      20,000(6)          1.1          16.063      02/04/08       1,535,690      2,635,616
Richard D. Edmiston........      20,000(6)          1.1          16.063      02/04/08       1,535,690      2,635,616
Brinton O.C. Young.........     100,000(6)          5.5          16.063      02/04/08       7,678,449     13,178,082
William S. Heys............     150,000(7)          8.3          12.625      01/02/08      12,033,299     20,282,748

------------------------

(1) The total number of options granted to EarthLink employees in fiscal 1998 was 1,817,400.

(2) The exercise price per share of options granted represented the fair market value of the underlying shares of common stock on the dates the respective options were granted.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based upon the closing price of the common stock on December 31, 1998, $57.00 per share. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

(4) Vests in equal increments of 25% on each December 31 beginning December 31, 1998.

(5) Fully vested.

(6) Vests in equal increments of 5% per quarter over the five-year period beginning on February 4, 1998.

(7) Vests in equal increments of 5% per quarter over the five-year period beginning on January 12, 1998.

    The following table sets forth certain information regarding stock options held at December 31, 1998 by the Named Executive Officers.

                     OPTION VALUES AS OF DECEMBER 31, 1998

                                                                 NUMBER OF
                                                           SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS (1)
                                                         --------------------------  ----------------------------
NAME                                                     EXERCISABLE  UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------------------------------------  -----------  -------------  -------------  -------------
Sky D. Dayton..........................................      25,000        150,000   $   1,402,250  $   8,413,500
Charles G. Betty.......................................     215,000        360,000       8,088,900     17,000,100
Grayson L. Hoberg......................................      23,000        160,000       1,107,625      7,685,000
David R. Tommela.......................................      12,000         59,500         621,525      2,984,838
Richard D. Edmiston....................................      11,250         52,750         539,438      2,501,313
Brinton O.C. Young.....................................      85,000        197,500       4,262,463      9,343,188
William S. Heys........................................      21,700        135,300         970,288      6,051,713

------------------------

(1) The value of unexercised "in-the-money" options represents the difference between the exercise price of stock options and $57.00, the closing sales price of the common stock on December 31, 1998 as reported on the Nasdaq Stock Market.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

    CONVERTIBLE SECURITIES VESTING PLAN

    In December 1997, the Board of Directors adopted the Convertible Securities Vesting Plan, (the "Vesting Plan"). Under the Vesting Plan, stock options and warrants held by certain directors and employees will accelerate upon a "change in control" of EarthLink. Generally, a change in control includes the sale of all or substantially all of EarthLink's assets or the acquisition by a person or "group" (as that term is defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) of 25% or more of EarthLink's outstanding voting securities. In February 1998, we amended the Vesting Plan to specifically exclude the Sprint Transaction as a change in control.

    KEY EMPLOYEE COMPENSATION CONTINUATION PLAN

    In January 1998, the Board of Directors adopted the Key Employee Compensation Continuation Plan (the "Continuation Plan"). Under the Compensation Plan, employees identified by the Board of Directors as "key" or critical to EarthLink are entitled to a severance payment equal to 50% of their compensation (including certain other benefits) for the twelve-month period ending upon their termination. We adopted the Continuation Plan to attract the highest quality individuals to become key members of our leadership team and to retain the high-quality individuals who are presently members of our leadership team.

    EMPLOYMENT AGREEMENT

    In April 1998, we amended our existing employment agreement with Mr. Charles
G. Betty. We continue to employ Mr. Betty as President and Chief Executive Officer at a salary of at least $300,000 per year, plus a $24,000 a year travel allowance for Mr. Betty and his family, and such other benefits as we generally make available to our other senior executives. Mr. Betty is entitled, upon the attainment of specified performance goals, to an annual bonus in the amount equal to 50% of his base salary. In addition, Mr. Betty will receive a severance payment equal to 100% of his then current base salary, will receive the full bonus to which he would have otherwise been entitled during the year in which the termination occurs, and will continue to receive health, medical, life and liability insurance coverage for one year (i) if we terminate him for reasons other than "cause" as defined in the agreement, (ii) if we elect not to extend the term of the employment agreement at the end of the first three-year term or any yearly extension, or (iii) if Mr. Betty terminates his employment because of a breach of the employment agreement by us. In connection with the amended and restated employment agreement, we granted Mr. Betty an option to purchase an additional 300,000 shares of common stock at an exercise price of $22.375 per share. In the event of a "change in control," as defined in the agreement, our termination of Mr. Betty for reasons other than "cause" or if Mr. Betty terminates his employment because of our breach of the agreement, all unvested options he holds will vest immediately.

1995 STOCK OPTION PLAN AND OTHER OPTION AND WARRANT ISSUANCES

    EarthLink's 1995 Stock Option Plan (the "1995 Plan") provides for the grant to our employees of incentive stock options ("ISOs") within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended, and nonstatutory stock options to our employees, officers and directors. Our Board of Directors and stockholders approved the 1995 Plan in 1995. The total number of shares of common stock available for issuance under the 1995 Plan as of September 30, 1998 was 1,887,150. If any options granted under the plan are forfeited or terminated for any reason without being exercised in full, then the unpurchased shares subject to those options will be available for additional grants under the 1995 Plan.

    The compensation committee of the Board of Directors administers the 1995 Plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of such options. The exercise price under any nonstatutory options generally must be at least 85% of the fair market value of the common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of EarthLink's voting power, not less than 110% of such fair market value. The term of an ISO cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of EarthLink's voting power cannot exceed five years. As of September 30, 1998, options to purchase 2,907,720 shares of common stock were outstanding under the 1995 Plan at a weighted average exercise price of $13.543 per share and 1,887,150 shares were reserved for future option grants under the 1995 Plan. In addition, as of that date, we had issued non-plan options and warrants to purchase an aggregate of 2,034,106 shares of common stock at a weighted average exercise price of $3.39 per share. If not terminated earlier, the 1995 Plan will terminate in 2005.

DIRECTORS STOCK OPTION PLAN AND OTHER DIRECTOR OPTION ISSUANCES

    We have reserved 125,000 shares of common stock for issuance upon exercise of options granted under our Stock Option Plan for Directors (the "Directors Plan"). We may grant these options to non-employee directors who do not beneficially own, or serve as employees, directors or officers of any entity that beneficially owns 5% or more of the outstanding shares of our capital stock. Under the Directors Plan, grants of options to purchase 20,000 and 5,000 shares of common stock are automatically made to each non-management director at the time such person first becomes a member of the Board of Directors and at the beginning of each fiscal year, respectively. As of September 30, 1998, no options had been granted under the Directors Plan. If not terminated earlier, the Directors Plan will terminate in 2006.

    Before the Board of Directors adopted the Directors Plan, we issued Messrs. Kavner and Lacy warrants to purchase 100,000 shares of common stock each, at an exercise price of $2.42 per share, the amount the Board of Directors determined equaled the fair market value of a share of common stock. The Board made these grants in consideration of Messrs. Kavner's and Lacy's agreement to serve on the Board. These warrants vest ratably each year over a five-year period from January 12, 1996, the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In September 1995, Reed E. Slatkin, a member of our Board of Directors, acted as lessee, together with EarthLink, under a $500,000 equipment lease. In connection with this arrangement, we granted Mr. Slatkin warrants to purchase 100,000 shares of common stock at $0.91 per share. Mr. Slatkin subsequently transferred one-half of these warrants to Mr. Kevin M. O'Donnell, another EarthLink director, as consideration for his indemnification of Mr. Slatkin for certain liabilities arising in connection with the lease.

    In January 1996, Mr. Slatkin guaranteed EarthLink's obligations under a $1.5 million lease for network equipment. As consideration for this guarantee, we issued Mr. Slatkin warrants to purchase 200,000 shares of common stock at an exercise price of $2.42 per share, the amount the Board of Directors determined constituted the fair market value of a share of common stock. Kevin M. O'Donnell, one of our directors, subsequently agreed to indemnify Mr. Slatkin against certain liabilities arising out of this lease. As consideration for this agreement, Mr. Slatkin transferred one-half of these warrants to Mr. O'Donnell.

    In June 1996, we sold $2,950,000 of our 10% Promissory Notes to 17 purchasers, including certain directors and 5% stockholders. In connection with this financing, and as additional consideration for these purchasers' investment, we also issued warrants to purchase 196,680 shares of common stock having an exercise price of $5.50 per share. The 10% Promissory Notes were due on or before June 6, 1997 with interest payable monthly until such date. The warrants are exercisable for five years commencing on the date of issuance. The following directors and 5% stockholders participated in this financing: Sidney Azeez, $200,000 note, 13,334 warrants; Robert M. Kavner, $100,000 note, 6,668 warrants; Kevin M. O'Donnell, $225,000 note, 15,000 warrants; Reed E. Slatkin, $225,000 note, 15,000 warrants; and Storie Partners, L.P., $300,000 note, 20,000 warrants. The holders of $725,000 of the 10% Promissory Notes, including Messrs. Slatkin and Abbott and Storie Partners, L.P., converted their indebtedness into 111,534 shares of common stock upon consummation of our initial public offering in January 1997. At that time, we repaid the remaining balance of the 10% Promissory Notes.

    In September 1997, we sold 2,919,518 shares of common stock at a price of $5.375 per share to certain purchasers, including, among others, certain directors and stockholders. The following directors and more than 5% stockholders (including certain of their family members and affiliates) participated in this financing: Reed E. Slatkin (111,620 shares); Sidney Azeez (93,024 shares); Charles G. Betty (20,000 shares); Linwood A. Lacy, Jr. (46,512 shares); Richard D. Edmiston (20,000 shares); Brinton O.C. Young (20,000 shares); and, Quantum Industrial Partners LDC (930,234 shares).

    Until October 1997, Linwood A. Lacy, Jr. also served as President and Chief Executive Officer of Micro Warehouse Incorporated ("Micro Warehouse"), one of EarthLink's affinity marketing partners. For the year ended December 31, 1997, the Company paid Micro Warehouse approximately $35,200 in bounties for new EarthLink members generated by Micro Warehouse.

    None of the members of the compensation committee of our Board is currently or has been, at any time since our formation, an officer or employee of EarthLink. No executive officer serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board or its compensation committee.

CERTAIN TRANSACTIONS

    In addition to the transactions described under "Compensation Committee Interlocks and Insider Participation," the SEC requires us to disclose the following transactions:

    John W. Sidgmore, who served on our Board of Directors until June 5, 1998, also serves as a director and as President and Chief Executive Officer of UUNET, is our primary provider of Internet dial-up capacity. In connection with our execution of a new network services agreement with UUNET in May 1996, we issued UUNET warrants to purchase 20,000 shares of common stock at an exercise price of $10.00 per share. UUNET exercised these warrants in full in March 1998.

    In connection with the amendment of our network services agreement with UUNET, we issued UUNET a $5.0 million convertible promissory note and filled a vacancy on the Board of Directors with Mr. Sidgmore as a designee of UUNET. This note and accrued interest was converted into 783,030 shares of common stock in March 1998 in accordance with its terms. We also granted UUNET certain stock registration rights identical to those held by most of our then existing stockholders holding unregistered stock. We paid UUNET approximately $21.9 million in 1997 for network services and for interest under the note.

    The UUNET network services agreement requires us to pay certain minimum amounts to UUNET regardless of usage.

    We believe that the foregoing transactions were on terms no less favorable than we could have obtained from unaffiliated parties. Our policy is that all transactions by us with officers, directors, more than 5% stockholders and their affiliates will be entered into only if such transactions are approved by a majority of disinterested independent directors and are on terms those directors believe are no less favorable to us than could be obtained from unaffiliated parties.

SPRINT TRANSACTION

    In addition to the transactions described under "Compensation Committee Interlocks and Insider Participation" and "Certain Transactions," the Sprint transaction described under "Strategic Alliance with Sprint" involves transactions with entities which own greater than 5% of our capital stock and of which directors Mr. Esrey and Ms. Manuel are affiliates.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table contains information concerning (i) those persons whom we know own beneficially more than 5% of our outstanding common stock, (ii) our directors, (iii) the Named Executive Officers, (iv) all of our directors and officers as a group and (v) the selling stockholders. Unless otherwise indicated in the footnotes below, this information is based on share ownership as of November 30, 1998. The table does not reflect Sprint's purchase of 770,083 common stock equivalent shares, which Sprint is entitled to purchase upon the closing of the offering pursuant to certain preemptive rights under the terms of the Sprint transaction.

                                                      SHARES BENEFICIALLY
                                                        OWNED PRIOR TO                    SHARES BENEFICIALLY
                                                          OFFERING(2)          SHARES     OWNED AFTER OFFERING
                                                    -----------------------     BEING     --------------------
NAME OF BENEFICIAL OWNERS(1)                           NUMBER       PERCENT    OFFERED       NUMBER     PERCENT
--------------------------------------------------  ------------    -------   ---------   ------------  ------
Sky D. Dayton.....................................     2,782,072(3)   9.6                    2,782,072   8.9
Reed E. Slatkin...................................     2,128,366(4)   7.3       200,000      1,928,366   6.1
Kevin M. O'Donnell................................     1,956,032(5)   6.7       125,000      1,831,032   5.8
Sidney Azeez......................................       251,560(6)   *                        251,560   *
Charles G. Betty..................................       399,234(7)   1.4                      399,234   1.3
Linwood A. Lacy, Jr...............................        91,683(8)   *                         91,683   *
Robert M. Kavner..................................       101,162(9)   *                        101,162   *
Paul McNulty......................................     1,110,167(10)   3.8                   1,110,167   3.6
William T. Esrey..................................    11,195,918(11)  30.2                  11,195,918  28.4
Patti S. Manuel...................................    11,195,918(12)  30.2                  11,195,918  28.4
Brinton O.C. Young................................       133,750(13)   *                       133,750   *
Dr. Richard D. Edmiston...........................        33,000(14)   *                        33,000   *
Grayson L. Hoberg.................................        43,000(15)   *                        43,000   *
David R. Tommela..................................        24,000(16)   *                        24,000   *
William S. Heys...................................        29,800(17)   *          1,200         28,600   *
Sprint Corporation................................    11,195,918(18)  30.2                  11,195,918  28.4
All directors and executive officers as a group
  (15 persons)....................................    20,279,744(19)  52.8      326,200     19,953,544  49.0


OTHER SELLING STOCKHOLDERS(1)
--------------------------------------------------
Patrick F. and Denise M. Dwyer(20)................         1,709      *           1,200            509   *
David J. and Gloria G. Farber(21).................         3,750      *           3,750             --    --
Allan Hoffman(22).................................         6,410      *           2,820          3,590   *
Richard Ginsberg(23)..............................         4,272      *           1,272          3,000   *
National Media Corporation(24)....................       100,000      *         100,000             --    --
Richard Vermeil (25)..............................         2,137      *             637          1,500   *

------------------------

   * Represents beneficial ownership of less than 1% of our common stock.

 (1) Except as otherwise indicated by footnote (i) the named person has sole voting and investment power with respect to all shares of common stock shown as beneficially owned, and (ii) the address of the named person is that of EarthLink.

 (2) Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares, subject to applicable community property laws. Shares of common stock subject to options or warrants exercisable within 60 days of November 30, 1998 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

 (3) Includes options to purchase 12,500 shares of common stock.

 (4) Includes (i) warrants to purchase 365,000 shares of common stock and (ii) 24,148 shares of common stock held in trust for Mr. Slatkin's minor children.

 (5) Includes (i) 15,076 shares of common stock by Mr. O'Donnell's son, and (ii) warrants to purchase 365,000 shares of common stock. Mr. O'Donnell disclaims beneficial ownership of the shares of common stock held by his son and the shares of common stock issuable upon exercise of options held by his son.

 (6) Includes 62,503 shares of common stock held by Mr. Azeez's family.

 (7) Includes options to purchase 232,500 shares of common stock.

 (8) Includes options to purchase 20,000 shares of common stock.

 (9) Includes warrants to purchase 6,668 shares of common stock and options to purchase 60,000 shares of common stock.

 (10) Includes 933,140 shares held of common stock by Quantum Industrial Partners LDC whom Mr. McNulty represents on the Company's Board, and 177,027 shares of common stock held by Soros Fund Management LLC for whom Mr. McNulty serves as Managing Director. Mr. McNulty disclaims beneficial ownership of such shares.

 (11) Includes 2,990,036 shares of common stock and 4,102,941 shares of Series A convertible preferred stock convertible into 8,205,882 shares of common stock beneficially owned by Sprint and which Mr. Esrey may be deemed to beneficially own.

 (12) Includes 2,990,036 shares of common stock and 4,102,941 shares of Series A convertible preferred stock convertible into 8,205,882 shares of common stock beneficially owned by Sprint and which Ms. Manuel may be deemed to beneficially own.

 (13) Includes options to purchase 113,750 shares of common stock.

 (14) Includes options to purchase 15,000 shares of common stock.

 (15) Represents options to purchase 28,000 shares of common stock.

 (16) Represents options to purchase 14,250 shares of common stock.

 (17) Includes options to purchase 28,000 shares of common stock and warrants to purchase 1,800 shares of common stock.

 (18) Includes 2,990,036 shares of common stock and 4,102,941 shares of Series A convertible preferred stock that is convertible into 8,205,882 shares of common stock assuming acceleration of certain dividend rights. Sprint's address is 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.

 (19) Includes (i) options and warrants to purchase 1,262,468 shares of common stock, and (ii) 101,727 shares of common stock owned by family members or affiliates of certain members of the group.

 (20) The Dwyers' address is 9700 Pacific Avenue, Suite 101, Wildwood, New Jersey 08260.

 (21) The Farbers' address is 250 Good Hope Road, Landenburg, Pennsylvania
      19350.

 (22) Mr. Hoffman's address is 3122 Fire Road, Suite 200, Egg Harbor Township, New Jersey 08234.

 (23) Mr. Ginsberg's address is 15 Treetop Terrace, Greenwich, Connecticut 06831-4319.

 (24) National Media Corporation's address c/o Daniel M. Yukelson, 15821 Ventura Boulevard, 5th Floor, Encino, California 91436.

 (25) Mr. Vermeil's address is 130 Longfield Way, Downington, Pennsylvania
      19335.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of (i) 50 million shares of common stock, $0.01 par value per share, and (ii) 25 million shares of preferred stock, $0.01 par value per share. As of September 30, 1998, and giving effect to this offering, 30,835,442 shares of common stock and 4,102,941 shares of preferred stock (convertible into 8,205,882 shares of common stock assuming acceleration of certain rights) were outstanding. The following summary is qualified in its entirety by reference to our Certificate of Incorporation, which is filed as an exhibit to the Registration Statement of which this prospectus is a part.

COMMON STOCK

    Under the Delaware General Corporation Law and the our Certificate of Incorporation, holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. The common stock carries no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to ratably receive our net assets available after payment or provision for payment of all debts and other liabilities subject to prior rights of holders of preferred stock then outstanding, if any. All shares of common stock outstanding immediately following the offering made by this prospectus will be fully paid and non-assessable.

PREFERRED STOCK

    Our Certificate of Incorporation authorizes the issuance of 25 million shares of preferred stock, of which 10 million have been designated as Series A convertible preferred stock pursuant to a Certificate of Designation of which 4,102,941 shares were issued and outstanding as of September 30, 1998. All issued and outstanding shares of Series A preferred stock are held by Sprint. The undesignated and unissued preferred stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of additional shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of EarthLink, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of the common stock. The potential issuance of additional shares of Series A preferred stock to Sprint as a result of this offering may have similar effects.

    The following is a summary of the terms of the Series A stock, and is qualified in its entirety by reference to the Certificate of Designation, which is filed as an exhibit to the registration statement of which this prospectus is a part.

    GENERAL; DIVIDEND RIGHTS

    Sprint owns all of the issued and outstanding shares of Series A preferred stock. In addition, the Certificate of Designation provides that we may originally issue shares of Series A Preferred only to Sprint. The Series A Preferred stockholders are entitled to receive dividends at a rate per annum of 3% of the Liquidation Value of such shares (as defined below), compounded quarterly. For a period of five years from the initial issuance date of the Series A preferred stock (the "Issuance Date"), such dividends are payable "in kind" by way of an increase in the Liquidation Value of the shares and thereafter are payable in cash. Moreover, upon our optional redemption of the Series A preferred stock or the consummation of certain business combination transactions during such five year period, the holders of the Series A preferred stock are entitled to receive an accelerated "in kind" dividend for the entire initial five year period (the "Acceleration Dividend"). Beginning on the sixth year after the Issuance Date, holders of Series A convertible preferred stock are entitled to receive cumulative quarterly cash dividends of 3% annually. Beginning on the 21st year after the Issuance Date, holders of the Series A preferred stock are entitled to cumulative quarterly cash dividends of 8% of the Liquidation Value per share, increasing annually to a maximum rate of 12%.

    LIQUIDATION RIGHTS

    The Certificate of Designation provides that the holders of Series A preferred stock will receive, prior to any payment or distribution in respect of other shares of our capital stock, an amount per share equal to the average market value of the common stock measured over the thirty day period ending on the Issuance Date (the "Average Stock Price"), plus all accrued and unpaid dividends on such share, whether in cash or in kind (such amount, the "Liquidation Value")

    CONVERSION RIGHTS

    Beginning on the first anniversary of the Issuance Date, each share of Series A preferred stock is convertible into such number of shares of common stock as is determined by dividing the Liquidation Value by the "Conversion Price" in effect at such time. For the five year period following the Issuance Date, the Conversion Price is equal to the Average Stock Price multiplied by 116.118%. Thereafter, the Conversion Price is increased annually by 6%, accruable quarterly. The Conversion Price is also subject to adjustment based on changes in capitalization of the common stock such as stock splits, stock dividends and the like. Although conversion of the Series A preferred stock is at the holder's option, conversion is required in the event the Company consummates certain business combination transactions.

    OPTIONAL REDEMPTION BY EARTHLINK

    Beginning on the third anniversary of the Issuance Date, we may elect to redeem the outstanding shares of Series A preferred stock at a redemption price per share equal to the Liquidation Value of such share (including the Acceleration Dividend described above), multiplied by a specified percentage. The specified percentage is initially equal to 103%, and will be reduced by 1% annually in each of the subsequent three years, and thereafter will be equal to 100%.

    VOTING RIGHTS

    The Series A preferred stockholders do not possess general voting rights together with holders of common stock. However, the Series A preferred stockholders are separately entitled to elect two of our directors (the "Investor Directors"). This right terminates as to one of the Investor Directors if Sprint fails to maintain at least a 20% equity interest in EarthLink (on a fully diluted basis, subject to adjustment) for any three consecutive months, and will terminate as to both of the Investor Directors if Sprint fails to maintain at least a 10% equity interest over the same period. The Certificate of Designation also requires a separate vote of 66 2/3% of the then-outstanding shares of Series A preferred stock in certain limited situations, including our liquidation, dissolution or winding up, or our taking certain actions which would adversely affect the rights of the holders of the Series A preferred stock as a class.

CERTAIN CHARTER AND BYLAW PROVISIONS

    We are subject to the "business combination" statute of the Delaware General Corporation Law. This statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, such as the approval of a majority of certain members of the Board of Directors. The term "business combination" includes mergers and stock and asset sales. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The effect of this statute could, among other things, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock.

GOVERNANCE AGREEMENT

    GENERAL

    In connection with the Sprint strategic alliance, we entered into a Governance Agreement with Sprint. The Governance Agreement establishes certain terms and conditions concerning our corporate governance, the acquisition and disposition of our equity securities by Sprint, Sprint L.P. and any of their respective affiliates (collectively, the "Affiliated Equity Holders"), the Affiliated Equity Holders' rights to make offers to purchase all of our outstanding securities not owned by them and the rights of our Board of Directors to solicit, receive and entertain offers to effect business combinations, all as more particularly described in the Governance Agreement. The following summary of the Governance Agreement is qualified in its entirety by reference to the actual Governance Agreement, which is attached as an exhibit to the registration statement of which this prospectus is a part.

    CORPORATE GOVERNANCE AND ELECTION OF DIRECTORS

    The Governance Agreement establishes that the Board of Directors will determine our fundamental policies and strategic direction. Consistent with the voting rights granted to the holders of the Series A Convertible Preferred, the Governance Agreement provides for Sprint's designation of two "Investor Directors." Following conversion or redemption of the Series A Convertible Preferred into common stock, we are obliged to elect the Investor Directors (as defined in the Governance Agreement) to the Boards of Directors. In addition, the Governance Agreement permits one Investor Director to participate on any strategic business planning committee, finance committee or other significant committee of the Board of Directors, to the extent those committees exist. If there is no such committee, the Governance Agreement allows Sprint a reasonable opportunity to review and discuss our strategic and business plans and financing plans with the management of the Company prior to the submission of any such plan to the Board of Directors, and to receive advance copies of information and materials to be provided to the Board of Directors with respect to such matters. Notwithstanding the foregoing, no Investor Director is entitled to participate on any committee of our Board of Directors or the board of any significant subsidiary created for the purpose of considering a Business Combination (as defined in the Governance Agreement) or any matter related thereto, or to participate in the Board's deliberations with respect to any of the foregoing. Consistent with the voting rights granted to the holders of the Series A preferred stock, Sprint is entitled to designate two Investor Directors for so long as it holds 20% or more of our fully diluted shares outstanding (subject to adjustment for certain dilutive events, the "Higher Threshold"), and one Investor Director for so long as it holds 10% or more of our fully diluted shares outstanding (subject to adjustment for certain dilutive events, the "Lower Threshold").

    At such time as the Series A preferred stock has been converted into common stock, the Governance Agreement obligates us to use best efforts to solicit proxies from our stockholders in favor of Sprint's Investor Director nominees. The Governance Agreement also obligates the Affiliated Equity Holders to vote in favor of any other nominee or director selected by our Board in accordance with the agreement. The voting obligations of Affiliated Equity Holders under the Governance Agreement are supported by an irrevocable proxy granted by Sprint and Sprint L.P. to us and our subsidiary, EarthLink Operations.

    For so long as "Sprint's Percentage Interest" (a term that measures the Affiliated Equity Holders' combined equity stake in EarthLink, including their ownership of both common stock and Series A Convertible Preferred Stock, expressed as a percentage of our fully-diluted stock outstanding) is greater than the Lower Threshold, we are prohibited by the Governance Agreement and the Certificate of Designation from taking or authorizing certain actions without the concurrence of all Investor Directors serving in such capacity at that time. These actions include (i) the execution or performance of certain corporate acts or transactions that would impose limitations on the rights of, or deny certain benefits to, the Affiliated Equity Holders; (ii) the issuance of any class or series of our stock that provides for voting rights in excess of one vote per share; (iii) certain events involving the dissolution or liquidation of EarthLink or any subsidiary thereof, or the commencement by or with respect to EarthLink or any subsidiary thereof of certain bankruptcy or bankruptcy-related events or proceedings; (iv) the conduct by EarthLink or any significant subsidiary of business substantially outside its current general field of enterprise; or (v) our issuance of equity securities in connection with joint ventures, strategic alliances, acquisitions, mergers and other business combination transactions ("Transaction Securities") representing (A) in any twelve-month period, in one or more transactions, 50% or more of the number of shares of common stock outstanding prior to giving effect to such issuances, or
(B) in any one transaction, 35% or more of the number of shares of common stock outstanding prior to giving effect to such issuance.

    EQUITY PURCHASES FROM EARTHLINK; SUBSCRIPTION RIGHTS

    So long as Sprint's Percentage Interest is greater than 17.8%, subject to adjustment for certain dilutive events and for our incurrence of indebtedness under the Convertible Debt Financing (the "Top-Up Threshold"), the Affiliated Equity Holders have certain anti-dilution and subscription rights pursuant to the Governance Agreement. In addition to their rights to subscribe for our stock directly from us, the Affiliated Equity Holders may effect their anti-dilution rights by making purchases of our equity securities ("Equity Securities") at any time from any person other than us as long as, after giving effect to such purchases, Sprint's Percentage Interest is less than or equal to the "Pro Rata Share," a formula that limits the maximum equity stake in EarthLink that the Affiliated Equity Holders may have. The Pro Rata Share, which adjusts only upon the incurrence of indebtedness by EarthLink under the Convertible Debt Financing, has been established, as of the date of the Governance Agreement, at an amount equal to 0.278.

    Upon proposing to issue any new Equity Securities other than new Equity Securities that are Transaction Securities ("New Securities"), if Sprint's Percentage Interest is greater than the Top-Up Threshold, we must provide Sprint written notice of our intent to effect such issuance at least five business days prior to the date on which the meeting of our Board of Directors is to be held to authorize such issuance. For a period of ten business days after Sprint's receipt of such notice, Sprint has the right to purchase the Pro Rata Share of such issuance and, if it does so, the New Securities offered pursuant to such notice shall be issued and sold to Sprint by EarthLink at the same times and on the same terms and conditions as the New Securities are issued and sold to third parties. In the event that New Securities are sold in an underwritten public offering, Sprint may purchase the Pro Rata Shares at a per share price equal to the per share price that shares of New Securities are sold by us to the underwriters. If for any reason the issuance of such New Securities to third parties is not consummated, Sprint's right to purchase its Pro Rata Share of such issuance shall lapse.

    As noted above, Sprint's general subscription rights generally do not apply to the issuance of our securities in connection with a transaction such as a merger or acquisition "Transaction Securities." However, if we determine that Sprint's Percentage Interest has decreased by five percent or more as a result of issuances of Transaction Securities, we must notify Sprint of such event. In addition, not later than the second anniversary of Sprint's receipt of that notice (the "Window Period"), we are obligated to make written offers (each, a "Primary Share Offer") to Sprint to purchase, in the aggregate, a number of shares sufficient to enable Sprint to bring Sprint's Percentage Interest up to the amount in effect prior to the issuances of Transaction Securities. The number of shares we are obligated to offer pursuant to such provision is defined in the Governance Agreement as the "Available Top-Up Shares" and the aggregate number of Available Top-Up Shares resulting from all issuances of Transaction Securities is defined as the "Aggregate Number of Top-Up Shares." Sprint may accept a Primary Share Offer within five business days of its receipt thereof, and the offer is to be made at a purchase price equal to an average stock price for common stock for the ten trading days prior to the date of such issuance, less the underwriting discount applied in the most recent underwritten offering of common stock. If we determine that Sprint's Percentage Interest has decreased by 0.10 or more solely as a result of the issuance of Transaction Securities (after giving effect to any and all Primary Share Offers), the Window Period shall be accelerated such that we shall be obligated to make one or more Primary Share Offers with respect to not less than the Aggregate Number of Top-Up Shares, as then calculated, at the earlier of (i) the expiration of the Window Period, as determined above, or (ii) six months after the date Sprint receives notice to that effect from us. Notwithstanding anything else in the Governance Agreement to the contrary, in no event are we obligated to make Sprint a Primary Share Offer that, after giving effect to such transaction, would cause Sprint's Percentage Interest to exceed the Pro Rata Share. In addition, with respect to a purchase of New Securities pursuant to the exercise of anti-dilution rights discussed above, Sprint may, at its option, purchase New Securities in the form of "Alternative Securities" convertible into the applicable number of shares of common stock. "Alternative Securities" are defined as shares of a new series of Preferred Stock having terms that are structured and priced in the same manner as the Series A Convertible Preferred Stock. Such terms are determined, if applicable, by reference to the average stock price for a share of common stock for the 30 trading days prior to the date of issuance of such Alternative Securities. Sprint's purchase of New Securities in the form of Alternative Securities are limited (i) to not more than 75% of any issuance of New Securities from the Closing to the second anniversary thereof, (ii) to not more than 66.67% of any issuance of New Securities after the second anniversary of the Closing until the third anniversary thereof and (iii) after the third anniversary, we are not obligated to issue any New Securities in the form of Alternative Securities.

    STANDSTILL PROVISIONS

    The Governance Agreement sets forth certain "Standstill Provisions" applicable to Affiliated Equity Holders. These Standstill Provisions are summarized below. For additional information concerning the survival of the Standstill Provisions following termination of the Governance Agreement, see "--Termination; Survival."

    Except for purchases of shares and related activities by Sprint otherwise permitted under the Governance Agreement, the Affiliated Equity Holders may not, directly or indirectly, (i) acquire, offer to acquire or agree to acquire any Equity Securities, or any equity securities of any subsidiary of EarthLink, or our or our subsidiaries' material assets; (ii) make or participate in any "solicitation" of proxies or otherwise seek to influence any person with respect to the voting of any voting Equity Securities; (iii) make any public announcement with respect to, or submit a proposal for, or offer to effect any purchase of any significant portion of the assets of EarthLink or any subsidiary or division of EarthLink, any tender or exchange offer for any Equity Securities, or a merger, consolidation or other extraordinary transaction involving us or any of its Equity Securities; (iv) form, join or in any way

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participate in a "group" as defined in Rule 13d-5(b) under the Exchange Act; or
(v) request us or any of our representatives to amend or waive any provision of the foregoing.

    In addition, Sprint may not, directly or indirectly, sell, transfer or otherwise dispose of any Equity Securities except (i) pursuant to a registered underwritten public offering in accordance with the Registration Rights Agreement, (ii) in accordance with certain exemptions under the Securities Act, and (iii) to any direct or indirect subsidiary of Sprint. In addition, notwithstanding the foregoing, none of the Affiliated Equity Holders may sell, transfer or otherwise dispose of any equity interest in any Equity Securities to any purchaser or group of purchasers if, after giving effect to such sale, such purchaser or group of purchasers would, to Sprint's knowledge, own, or have the right to acquire, 5% or more of the Equity Securities then outstanding, except to any person that is not obligated (or would not, by virtue of such purchase, reasonably be anticipated to be obligated) to file a Schedule 13D with the SEC pursuant to each of paragraphs (b) and (e) of Rule 13d-1 under the Exchange Act.

    PURCHASES OF ADDITIONAL EQUITY SECURITIES; BUSINESS COMBINATIONS

    Following the 39-month anniversary and prior to the 63-month anniversary of June 5, 1998 (the "Right to Offer Period"), Sprint shall have the right to make a "Sprint Offer," by offering to purchase all (but not less than all) of the outstanding Equity Securities that it does not already own at a price per share equal to the per share price determined by dividing the "Fair Private Market Value" by the total number of shares of common stock outstanding on a fully-diluted basis. The "Fair Private Market Value" is defined as the aggregate private market equity value (including control premium) that an unrelated third party would pay if it were to acquire all of our outstanding Equity Securities (including Equity Securities held by the Affiliated Equity Holders) in an arm's length transaction, assuming (i) that all credible buyers are given an equal opportunity by EarthLink to make and effectuate an "Acquisition Proposal" (as defined by the Governance Agreement) with respect to us, (ii) the absence of any commercial relations between us and EarthLink Operating Subsidiary, on the one hand, and Sprint and its affiliates, on the other hand, and (iii) the absence of any ownership stake in us by the Affiliated Equity Holders. The Fair Private Market Value is to be determined as follows: the respective Boards of EarthLink and Sprint shall negotiate the amount of the Fair Private Market Value to be paid pursuant to the Sprint Offer; in the event the two parties are unable to agree on this amount, within 30 days after submission of the Sprint Offer to our Board of Directors, the parties shall agree to be bound to the valuation arrived at pursuant to the following formula: (i) two appraisals shall be made by recognized investment banks, one selected by each of Sprint and EarthLink (the "Initial Values"), (ii) if the lower of the Initial Values is more than 10% less than the higher, a third independent valuation will be made by an investment bank jointly selected by us and Sprint (the "Independent Valuation"); otherwise, the Fair Private Market Value shall be the average of the Initial Values; and
(iii) if the Independent Valuation is greater or less than the average of the Initial Values by more than 5%, the Fair Private Market Value shall be deemed to equal the average of the two closest valuations. If the Independent Valuation does not differ by such amount, it shall be the Fair Private Market Value.

    A Sprint Offer shall not be subject to any financing contingency, and shall be reflected in a form of definitive agreement that Sprint is prepared to execute. The conditions to consummation of the Sprint Offer and the representations and warranties set forth therein shall be reasonable and customary for transactions in which a similarly situated stockholder offers to purchase all of the Equity Securities not held by such stockholder or its affiliates.

    Our Board of Directors shall have a one-time right, exercisable within 14 days after receipt of the Sprint Offer, to postpone the making of that offer for nine months. Upon exercise of such right, Sprint is obligated to withdraw the Sprint Offer for a period of nine months, provided that (i) the Right to Offer Period shall be extended to the 72-month anniversary of June 5, 1998 and (ii) our exercise of our postponement right shall not limit Sprint's right to respond to a "Third-Party Offer" as set forth below.

    In addition, upon the determination of the amount of the Fair Private Market Value, Sprint shall be obligated to commence and effectuate a Sprint Offer, provided that Sprint shall, subject to certain limitations, have a one-time right, exercisable within 14 days after receipt of the determination of Fair Private Market Value, to determine not to proceed to make such Sprint Offer. If Sprint does not exercise this right, our Board of Directors shall, unless an "Intervening Offer" (as defined below) is then outstanding, (i) support the Sprint Offer by approving and recommending it to our stockholders and (ii) cause us to take all steps reasonable and necessary to facilitate consummation of such Sprint Offer. However, at such time as a "Third-Party Offer" shall constitute an Intervening Offer, Sprint shall be released from its obligation to commence and effectuate the Sprint Offer, and we shall be released from our obligation to support and facilitate consummation of the Sprint Offer. If the Intervening Offer is undertaken in the form of a tender offer, at the consummation of such tender offer, the offeror shall have an option to purchase from all Affiliated Equity Holders, at the tender offer price, in the aggregate, a "Specified Number of Equity Securities" (a number of Equity Securities owned by Affiliated Equity Holders equal to the proportion of Equity Securities held by unaffiliated equity holders and tendered into or voted for a competing Business Combination), less the number of Equity Securities that have already been tendered to such offeror. In addition, if the Intervening Offer (or a related matter) must be approved by our stockholders in order for such offer to be effectuated, the Affiliated Equity Holders are obligated, subject to certain limited exceptions, to cast in favor of the Intervening Offer (and such related matters) such number of votes as is equal to the Specified Number of Equity Securities. Affiliated Equity Holders are not entitled to exercise rights of appraisal with respect to any Business Combination effected in connection with an Intervening Offer.

    The Governance Agreement defines an "Intervening Offer" as an offer for aggregate consideration reasonably determined in good faith by our Board to be in excess of the aggregate consideration proposed to be paid by Sprint in a Sprint Offer or a "Qualified Offer" by Sprint (as defined below), as applicable. The conditions to consummation of an Intervening Offer and the representations, warranties and covenants set forth in the Intervening Offer shall be customary for a transaction of that type.

    THIRD-PARTY OFFERS

    We are obligated to provide Sprint with prompt written notice of our receipt of a bona fide, written offer to effect a Business Combination from a third party (an "Offer"). Upon receipt of such Offer, the Board is to determine whether it intends to recommend that Offer to the stockholders (a "Recommended Third-Party Offer") or that such offer is not in the best interests of our stockholders, in which event it intends not to recommend such offer to the stockholders (a "Non-Recommended Third-Party Offer" and, together with a Recommended Third-Party Offer, a "Third-Party Offer").

    For a period of ten days following the giving of notice of receipt of an Offer, we may not enter into a definitive agreement with respect to that Offer. Sprint has an option to make a "Qualified Offer" with respect to either (i) an Offer that is a Recommended Third-Party Offer or (ii) an Offer that is a Non-Recommended Third-Party Offer if the Board of Sprint reasonably determines that the conditions to the Non-Recommended Third-Party Offer are reasonably likely to be satisfied and the Offer consummated. A "Qualified Offer" is defined as an offer made by an Affiliated Equity Holder to acquire all of the Equity Securities not already owned by the Affiliated Equity Holders at a price per share in excess of the equivalent per share price set forth in a Third-Party Offer or an Intervening Offer, as the case may be. A Qualified Offer shall be reflected in a form of definitive agreement that the Affiliated Equity Holder is prepared to execute, and the conditions to consummation of such offer and the representations, warranties and covenants set forth in it shall be customary for transactions in which a similarly situated stockholder offers to purchase all of the Equity Securities not held by such stockholder and may not, in any event, be more onerous in any material respect than those set forth in the Third-Party Offer or the Intervening Offer, as the case may be.

    We may not adopt any takeover defenses, enter into any agreement or take any other action in connection with a Recommended Third-Party Offer that would materially impair an Affiliated Equity Holder's ability to make and consummate a Qualified Offer or materially increase such Affiliated Equity Holder's cost of consummating a Qualified Offer. Notwithstanding the foregoing, the Company is permitted to enter into a definitive agreement with respect to a Recommended Third-Party Offer that provides for a termination fee not to exceed 3% of the consideration to be received per share of common stock multiplied by the number of shares our common stock outstanding on a fully diluted basis (less the number of shares beneficially owned by the offering party), plus customary fees and expenses. Nevertheless, the definitive agreement with respect to such Recommended Third-Party Offer must provide that such fees and expenses shall not be payable if Sprint makes a Qualified Offer within 72 hours of the first public announcement of such Recommended Third-Party Offer.

    If Sprint has the option to make a Qualified Offer and does so more than five days prior to the date of a stockholders' meeting held to consider a Third-Party Offer or an Intervening Offer, the Board of Directors shall, unless an Intervening Offer is then outstanding, support the Qualified Offer by approving and recommending it to our stockholders and cause us to take all steps reasonable and necessary to facilitate consummation of the Qualified Offer. However, at such time as a Third-Party Offer made subsequent to a Qualified Offer shall constitute an Intervening Offer, our obligations to support and facilitate a Qualified Offer shall terminate and we shall be free to consider and act upon such Intervening Offer. Sprint is nonetheless entitled, at any time prior to consummation of the Intervening Offer, to make another Qualified Offer, and in such event, the most recent Third-Party Offer shall cease to constitute an Intervening Offer.

    If a Recommended Third-Party Offer or an Intervening Offer is undertaken in the form of a tender offer, at the consummation of such tender offer, the offeror shall have an option to purchase from all Affiliated Equity Holders, at the tender offer price, in the aggregate, a Specified Number of Equity Securities, less the number of Equity Securities that have already been tendered to such offeror. In addition, if a Recommended Third-Party Offer or an Intervening Offer, as the case may be (or a related matter), must be approved by our stockholders in order for such offer to be effectuated, the Affiliated Equity Holders are obligated, subject to certain limited exceptions, to cast in favor of such offer (and such related matter) such number of votes as is equal to the Specified Number of Equity Securities. Affiliated Equity Holders are not entitled to exercise rights of appraisal with respect to any Business Combination effected in connection with a Recommended Third-Party Offer or Intervening Offer.

    The Governance Agreement defines "Business Combination" to mean a transaction, undertaken in any form whatsoever, involving (i) the purchase or acquisition of Equity Securities if the consummation of such transaction would result in the purchaser beneficially owning 35% or more of the Equity Securities outstanding, or (ii) a merger, consolidation, combination or other extraordinary transaction with respect to EarthLink in which, upon consummation thereof, the shareholders or owners of the other entity that is a party thereto, or the controlling persons thereof, would acquire beneficial ownership of 50% or more of the Equity Securities outstanding. The term Business Combination includes a "Significant Sale," which means the sale of our assets or of any subsidiary or the sale of capital stock of any subsidiary by us, in any such case, for which the consideration proposed to be paid in such transaction represents 35% or more of our market capitalization on the date we agree to such sale.

    SOLICITATION OF OFFERS

    From June 5, 1998 until the earlier of the 27-month anniversary of such date or the termination of the Governance Agreement in accordance with its terms, we may not, directly or indirectly, (i) solicit or initiate, or encourage the submission of, any "Acquisition Proposal" (as defined below), or (ii) participate in any discussions or negotiations regarding, or take any action that may reasonably be expected to lead to any Acquisition Proposal. However, to the extent required by the fiduciary obligations of the Board of Directors, as determined in good faith by the Board based on the advice of outside counsel, we may (A) furnish information in response to any unsolicited requests therefor and discuss such information, (B) upon our receipt of an Acquisition Proposal, following delivery to Sprint of notice thereof, participate in negotiations regarding such Acquisition Proposal and (C) enter into an agreement respecting such Acquisition Proposal or any related agreements or take any other action ancillary thereto.

    After the 27-month anniversary of June 5, 1998 and until the earlier of the 39-month anniversary of such date or the termination of the Governance Agreement in accordance with its terms, we may not, directly or indirectly, take any of the actions identified in the prior paragraph except through an investment banking firm we formally engage for such purpose; provided, that 30 days prior to engaging an investment banking firm for that purpose, we shall notify Sprint of our intention to effect such engagement, and Sprint shall be permitted to prepare and make a Sprint Offer for so long as such investment banking firm remains engaged by EarthLink for that specific purpose. Subject to the terms and conditions of the Sprint Offer, and unless an Intervening Offer is then outstanding, Sprint is entitled to pursue any such Sprint Offer for so long as necessary to permit it to be consummated. We are obligated to furnish Sprint with copies of all information provided by EarthLink to such investment banking firm at the time such information is provided to such firm, subject to Sprint entering into a customary confidentiality agreement with respect to that information.

    Our Board of Directors is obligated to (i) promptly notify Sprint in writing of (A) its receipt of an Acquisition Proposal, (B) any inquiries or discussions that may reasonably be expected to lead to an Acquisition Proposal, (C) our execution of a confidentiality agreement with respect to an Acquisition Proposal or (D) the furnishing of any confidential information in contemplation of an Acquisition Proposal, whether or not pursuant to a confidentiality agreement;
(ii) describe the terms and conditions of any Acquisition Proposal in reasonable detail; (iii) provide to Sprint copies of any definitive agreements with respect to any Acquisition Proposal and any confidentiality agreements with respect thereto; and (iv) subject to Sprint's obligation to hold such information in strict confidence, make available to Sprint all information made available to the party making the Acquisition Proposal at the same time it is provided to such party.

    An "Acquisition Proposal" means any proposal for a tender or exchange offer, a merger, consolidation, share exchange or other business combination, in which we are a constituent party to such transaction, or a sale of securities (other than Transaction Securities), recapitalization, liquidation, dissolution or similar transaction involving us, or any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in, or a material amount of voting securities (with the acquisition of beneficial ownership of 20% or more of the voting Equity Securities being deemed to be material for this purpose) or assets of, EarthLink. In addition, a "Material Sale," defined as any proposal involving the sale of our assets or any subsidiary or the sale of capital stock of any subsidiary, in any such case, for which the consideration proposed to be paid in such transaction represents 20% or more of the market capitalization on the date we receive such proposal, is also deemed to constitute an Acquisition Proposal.

    Subject to certain exceptions, we are obligated under the Governance Agreement not to take any action or omit to take any action that would result in
(i) any Affiliated Equity Holder being deemed an "Acquiring Person" or similar designation under any stockholders' rights plan, (ii) any Affiliated Equity Holder being prejudiced under any applicable state takeover statute, including
Section 203 of the Delaware General Corporation Law, or (iii) otherwise causing any takeover defense to materially impair or obstruct, or prevent (either legally or financially) the exercise by any Affiliated Equity Holder of rights granted under Article IV of the Governance Agreement.

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
    STOCKHOLDERS' AGREEMENT; IRREVOCABLE PROXIES

    In order to provide for enforcement of certain aspects of the Governance Agreement, Sprint and the following EarthLink principal stockholders have entered into a Stockholders' Agreement: Sky Dayton, Chairman of the Board of Directors; Quantum Industrial Partners LDC; Reed Slatkin, a Director of EarthLink; Kevin M. O'Donnell, a Director of EarthLink; Sidney Azeez, a Director of EarthLink; and George Soros. Further, in order to provide for enforcement of the Stockholders' Agreement and certain other provisions of the Governance Agreement requiring the Affiliated Equity Holders to vote their voting Equity Securities in a certain manner, Sprint has provided us an Irrevocable Proxy.

    TERMINATION; SURVIVAL

    The Governance Agreement terminates at the earliest to occur of the following: (i) such time as Sprint's Percentage Interest is greater than 90% or less than the Lower Threshold; (ii) the expiration of the Right to Offer Period;
(iii) the first date on which any person or "group" as defined in Rule 13d-5(b) of the Exchange Act is determined (A) to beneficially own or control more than 35% of the Equity Securities outstanding by virtue of the acquisition of such securities pursuant to a Third-Party Offer, provided the rights granted and process contemplated by Article IV of the Governance Agreement have been observed and effected in accordance with the terms thereof or (B) to beneficially own or control 50% or more of the voting Equity Securities outstanding; (iv) upon the termination of our Marketing and Distribution Agreement with Sprint in accordance with certain of its provisions; or (v) upon the exercise of registration rights (demand or incidental) by any "Holder" of "Registrable Securities" under the Registration Rights Agreement entered into in connection with the Sprint Transaction.

    Notwithstanding the termination of the Governance Agreement, until the sixth anniversary of June 5, 1998, and thereafter for as long as Sprint's Percentage Interest is greater than the Lower Threshold, Sprint shall still be subject to the Standstill Provisions described above, and shall still have certain governance and anti-dilution rights under the Governance Agreement. In such event, the Standstill Provisions and such other provisions (as well as any definitional provisions with respect to the foregoing) shall remain in full force and effect until such time as Sprint's Percentage Interest is lower than the Lower Threshold; provided, however, that during any period in which the Standstill Provisions survive, Sprint and its affiliates may directly approach our Board in order to make an offer to effect a Business Combination.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

    Our Certificate of Incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duty of directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Certificate of Incorporation provides that, to the fullest extent provided by the Delaware General Corporation Law, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. The Delaware General Corporation Law does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

    While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

    Our Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees. The Bylaws further provide that we may similarly indemnify its other employees and agents. In addition, we anticipates that each director will enter into an indemnification agreement pursuant to which we will indemnify such director to the fullest extent permitted by the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

REGISTRATION RIGHTS

    The holders of substantially all of the shares of common stock outstanding prior to the closing of our initial public offering, (including shares held by our founder and Chairman of the Board and our President and Chief Executive Officer), as well as certain holders of warrants and convertible debt, are parties to registration rights agreements with us. Sprint also has registration rights with respect to the common stock owned or acquired by it or issuable upon conversion of the Series A preferred stock held by it. These agreements, which relate to approximately 16,566,300 shares of common stock (assuming the exercise or conversion of all preferred stock), provide incidental or "piggyback" registration rights that allow such holders, under certain circumstances, to include their shares of common stock in registration statements initiated by EarthLink or other stockholders. These agreements also permit demand registrations on Form S-3 registration statements provided that we are eligible to register our capital stock on Form S-3. All such registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in a registration.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer & Trust Company is our transfer agent and registrar.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of common stock in the public market following the offering made by this prospectus could adversely affect market prices prevailing from time to time. Furthermore, sales of substantial amounts of common stock in the public market after various resale restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon the completion of this offering, 31,218,578 shares of common stock will be outstanding (based on shares outstanding on November 30, 1998, assuming no exercise of options or warrants or conversion of preferred stock, and excluding 770,083 common stock equivalent shares Sprint may purchase upon the closing of this offering). Of these shares, 14,758,838 are freely tradable without restriction, including: 10,089,500 shares previously registered and sold in public offerings; 2,750,000 shares registered and sold in this offering; 1,392,311 shares issued pursuant to employee benefit plans and registered on a Form S-8; and 3,088,464 shares sold into the market in reliance on Rule 144 of the Securities Act; less 1,757,280 of the foregoing shares purchased by Sprint pursuant to its tender offer and less 490,036 of the foregoing shares purchased by Sprint in connection with our June 5, 1998 public offering, which, because Sprint is an "affiliate" of ours, are not freely tradable and may generally be sold only in compliance with the limitations of Rule 144. In addition to the shares owned by Sprint noted above, Sprint owns an additional 742,720 shares purchased in the Sprint tender offer which are not eligible for resale. The remaining 13,155,583 shares were issued and sold by us in private transactions, and are immediately available for sale pursuant to Rule 144 (subject, in certain cases, to the volume and other limitations of Rule 144). However, in connection with this offering, the holders of 9,263,099 shares of common stock (including all of our directors and officers and all Selling Stockholders) have entered into lock-up agreements under which they have agreed not to offer, sell or otherwise dispose of any such shares of common stock, any such options or warrants to acquire shares of common stock or any such securities convertible into shares of common stock (or any shares of common stock issuable upon exercise or conversion of such securities) owned by them for a period of 90 days after the date of this prospectus. Credit Suisse First Boston may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. Credit Suisse First Boston currently has no plans to release any portion of the securities subject to such lock-up agreements. We have agreed that we will not, directly or indirectly, without the prior written consent of Credit Suisse First Boston, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option right or warrant to purchase, or otherwise transfer or dispose of any shares of common stock, or any securities convertible into or exchangeable for common stock, for a period of 90 days from the date of this prospectus, except that we may grant additional options under our 1995 Stock Option Plan or Outside Directors Stock Option Plan or issue shares of common stock under outstanding options, warrants and convertible securities.

    The holders of substantially all of the shares of common stock issued prior to our initial public offering (including shares held by our founder and Chairman, our President and Chief Executive Officer and certain holders of warrants) and Sprint are parties to registration rights agreements that provide incidental or "piggyback" registration rights that allow such holders, under certain circumstances, to include shares of common stock in registration statements we or other stockholders initiate. Such registration rights agreements also permit demand registrations on Form S-3 registration statements, provided we are eligible to register securities on such form. The number of shares sold in the public market could increase if such rights are exercised. See "Description of Capital Stock-- Registration Rights."

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted shares" (as defined in Rule 144) for at least one year (including the holding period of any prior owner, except an affiliate) is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares of common stock then outstanding or (ii) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about EarthLink. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume and other limitation or notice provisions of Rule 144. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of EarthLink who purchases shares from EarthLink in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of our initial public offering (which was completed in January 1997) in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated January 13, 1999 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation ("CSFBC"), Invemed Associates, Inc., ING Baring Furman Selz LLC and Cruttenden Roth Incorporated are acting as representatives (the "Representatives"), have severally, but not jointly, agreed to purchase from us and the selling stockholders the following respective numbers of shares of common stock:

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
--------------------------------------------------------------------------------  ------------
Credit Suisse First Boston Corporation..........................................       827,750
Invemed Associates, Inc.........................................................       827,750
ING Baring Furman Selz LLC......................................................       473,000
Cruttenden Roth Incorporated....................................................       236,500
EVEREN Securities, Inc..........................................................        55,000
Legg Mason Wood Walker, Incorporated............................................        55,000
The Robinson-Humphrey Company, LLC..............................................        55,000
Charles Schwab & Co., Inc.......................................................        55,000
C.E. Unterberg, Towbin..........................................................        55,000
Wasserstein Perella Securities, Inc.............................................        55,000
Wedbush Morgan Securities Inc...................................................        55,000
                                                                                  ------------
    Total.......................................................................     2,750,000
                                                                                  ------------
                                                                                  ------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the shares of common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides, that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    EarthLink has granted to the Underwriters an option exercisable by CSFBC, expiring at the close of business on the 30th day after the date of this prospectus, to purchase up to 412,500 additional shares of common stock at the offering price, less underwriting discounts and commissions, all as set forth on the cover page of this prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of common stock. To the extent that the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as it was obligated to purchase pursuant to the Underwriting Agreement.

    EarthLink and the selling stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and, through the Representatives, to certain dealers at such price less a concession of $2.00 per share, and the Underwriters and such dealers may allow a discount of $0.10 per share on sales to certain other dealers. After the offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

    The following table summarizes the compensation to be paid to the Underwriters by EarthLink and the selling stockholders, and the expenses payable by EarthLink and the selling stockholders.

                                                                                                  TOTAL
                                                                                      ------------------------------
                                                                                         WITHOUT           WITH
                                                                          PER SHARE   OVER-ALLOTMENT  OVER-ALLOTMENT
                                                                         -----------  --------------  --------------
Underwriting Discounts and Commissions paid by EarthLink...............   $    3.31    $  7,659,741    $  9,025,116
Expenses payable by EarthLink..........................................   $    0.22    $    500,000    $    500,000
Underwriting Discounts and Commissions paid by Selling Stockholders....   $    3.31    $  1,442,759    $  1,442,759

    EarthLink and certain of its directors, officers and stockholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of EarthLink, file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to any additional shares of the common stock or securities convertible into or exchangeable or exercisable for any shares of the common stock, without the prior written consent of CSFBC for a period of 90 days after the date of this Prospectus.

    EarthLink and the selling stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

    As of December 16, 1998, Invemed Associates, Inc. ("Invemed"), one of the Underwriters, and certain officers of Invemed, held 99,998 shares of common stock. In addition, a minority shareholder and director of Invemed's corporate parent owns an aggregate of 4,544 shares of common stock. Such common stock was purchased in September 1996 for $5.50 per share. Invemed has agreed, for a period of 90 days following the date of this prospectus, that it will not sell, transfer, assign, pledge or hypothecate such shares other than to another Underwriter or an officer of another Underwriter.

    The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the securities who are Underwriters or prospective Underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that EarthLink and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to EarthLink, the selling stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the SECURITIES ACT (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from EarthLink. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

    Hunton & Williams, Atlanta, Georgia, will pass upon the validity of the issuance of the shares of common stock offered hereby for EarthLink. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of EarthLink Network, Inc. as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 and the statement of assets acquired and liabilities assumed of the Sprint Internet Passport Business acquired by EarthLink Network, Inc. as of June 5, 1998 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The retirement plan of the former Coopers & Lybrand L.L.P., which merged with the former Price Waterhouse LLP to form PricewaterhouseCoopers LLP, purchased 23,891 shares of EarthLink common stock during the period from July 21, 1998 through November 24, 1998. All of the stock had been sold by November 30, 1998.

    The statement of revenues and direct expenses of Consumer Internet Access Services of Sprint for the year ended December 31, 1997, appearing in this prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market and our reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    We have filed a Registration Statement on Form S-1 with the SEC under the Securities Act in respect of the common stock offered hereby. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement as permitted by the SEC's rules and regulations. For further information with respect to the Company and the common stock offered hereby, please reference the registration statement, including its exhibits. Statements herein concerning the contents of any contract or other document filed with the SEC as an exhibit to the registration statement are not necessarily complete and are qualified in all respects by such reference. Copies of the registration statement, including all exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at the address set forth above.

                         INDEX TO FINANCIAL STATEMENTS

EARTHLINK NETWORK, INC.                                                                  PAGE
                                                                                       ---------
Report of Independent Accountants....................................................        F-2

Consolidated Balance Sheet as of December 31, 1996 and 1997 and September 30, 1998
  (unaudited)........................................................................        F-3

Consolidated Statement of Operations for the years ended December 31, 1995, 1996 and
  1997 and the nine months ended September 30, 1997 and 1998 (unaudited).............        F-4

Consolidated Statement of Stockholders' Equity (Deficit) for the years ended December
  31, 1994, 1995, 1996 and 1997 and the nine months ended September 30, 1998
  (unaudited)........................................................................        F-5

Consolidated Statement of Cash Flows for the years ended December 31, 1995, 1996 and
  1997 and the nine months ended September 30, 1997 and 1998 (unaudited).............        F-6

Notes to Consolidated Financial Statements...........................................        F-7

CONSUMER INTERNET ACCESS SERVICES OF SPRINT CORPORATION

Report of Independent Auditors.......................................................       F-21

Statements of Revenues and Direct Expenses...........................................       F-22

Note to Statements of Revenues and Direct Expenses...................................       F-23

EARTHLINK NETWORK, INC.

Report of Independent Accountants....................................................       F-24

Statement of Assets Acquired and Liabilities Assumed of the Sprint Internet Passport
  Business as of June 5, 1998........................................................       F-25

Note to Statement of Assets Acquired and Liabilities Assumed.........................       F-26

EARTHLINK NETWORK, INC.

Pro Forma Financial Information......................................................       F-27

Pro Forma Combined Statement of Operations for the year ended December 31, 1997
  (unaudited)........................................................................       F-28

Note to Pro Forma Combined Statement of Operations...................................       F-29

Pro Forma Combined Statement of Operations for the nine months ended September 30,
  1998 (unaudited)...................................................................       F-30

Note to Pro Forma Combined Statement of Operations...................................       F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of EarthLink Network, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of EarthLink Network, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Costa Mesa, California

June 5, 1998, except as to Note 14, which is as of July 21, 1998

                            EARTHLINK NETWORK, INC.

                           CONSOLIDATED BALANCE SHEET

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                  1996       1997
                                                                                ---------  ---------
                                                                                                      SEPTEMBER 30,
                                                                                                          1998
                                                                                                      -------------
                                                                                                       (UNAUDITED)
                                                                                          (IN THOUSANDS)
                                                      ASSETS
Current assets:
  Cash and cash equivalents...................................................  $   3,993  $  16,450   $   134,397
  Restricted short-term investment............................................      1,087      1,250         1,250
  Accounts receivable, net of allowance of $781,000, $165,000 and $387,000 at
    December 31, 1996 and 1997 and September 30, 1998, respectively...........      1,725      2,520         4,596
  Prepaid expenses............................................................        885      1,109         3,755
  Other assets (Note 5).......................................................      1,383        753           644
                                                                                ---------  ---------  -------------
    Total current assets......................................................      9,073     22,082       144,642
Other long-term assets (Note 5)...............................................        329        449           564
Property and equipment, net (Notes 1 and 4)...................................     17,401     23,398        30,405
Intangibles, net (Notes 3, 6 and 9)...........................................        316        958        97,731
                                                                                ---------  ---------  -------------
                                                                                $  27,119  $  46,887   $   273,342
                                                                                ---------  ---------  -------------
                                                                                ---------  ---------  -------------

                             LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
                                     STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Trade accounts payable......................................................  $  11,207  $   6,472   $    11,918
  Accrued payroll and related expenses........................................      1,469      2,316         6,881
  Other accounts payable and accrued liabilities..............................      2,061      3,717        13,017
  Current portion of capital lease obligations (Note 11)......................      3,582      7,112         7,985
  Notes payable (Note 7)......................................................      7,950      9,387            80
  Deferred revenue............................................................      2,010      3,590         7,318
                                                                                ---------  ---------  -------------
    Total current liabilities.................................................     28,279     32,594        47,199

Long-term debt (Note 11)......................................................      6,088      8,218         7,288
                                                                                ---------  ---------  -------------
    Total liabilities.........................................................     34,367     40,812        54,487
Commitments and contingencies (Note 11)
Mandatorily redeemable convertible preferred stock (Note 8)...................     14,013     --           --
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value, 25,000,000 shares authorized, 2,727,273, nil and nil shares outstanding as redeemable preferred stock at December
    31, 1996 and 1997 and September 30, 1998, respectively (Note 8)...........     --         --           --
  Preferred stock, $0.01 par value, 25,000,000 shares authorized, nil, nil and
    4,102,941 shares outstanding as convertible preferred stock at December
    31, 1996 and 1997 and September 30, 1998, respectively (Note 13)..........     --         --                41
  Common stock, $0.01 par value, 50,000,000 shares authorized, 12,045,448,
    22,500,744 and 28,521,321 shares issued and outstanding at December 31,
    1996 and 1997 and September 30, 1998, respectively (Note 8)...............        120        225           285
  Additional paid-in capital..................................................     14,176     70,829       324,855
  Warrants to purchase common stock (Note 9)..................................        599      1,093         1,324
  Accumulated deficit.........................................................    (36,156)   (66,072)     (107,650)
                                                                                ---------  ---------  -------------
    Total stockholders' equity (deficit)......................................    (21,261)     6,075       218,855
                                                                                ---------  ---------  -------------
                                                                                $  27,119  $  46,887   $   273,342
                                                                                ---------  ---------  -------------
                                                                                ---------  ---------  -------------

   The accompanying notes are an integral part of these financial statements

                             EARTHLINK NETWORK, INC

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                              NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                         ---------------------------------  ----------------------
                                                           1995        1996        1997        1997        1998
                                                         ---------  ----------  ----------  ----------  ----------
                                                                                                 (UNAUDITED)
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Recurring revenues...................................  $   2,422  $   27,606  $   74,657  $   51,869  $  109,957
  Other revenues.......................................        606       5,624       6,231       4,558       4,897
  Incremental revenues.................................     --          --          --          --           2,786
                                                         ---------  ----------  ----------  ----------  ----------
    Total revenues.....................................      3,028      33,230      80,888      56,427     117,640
Operating costs and expenses:

  Cost of recurring revenues...........................      1,024      17,717      36,854      25,828      53,163
  Cost of other revenues...............................        328       2,235       1,649       1,326         730
  Sales and marketing..................................      3,763      17,194      25,606      18,904      25,348
  General and administrative...........................      2,062      10,534      14,333      10,462      15,344
  Operations and member support........................      1,869      15,808      30,900      22,183      36,248
  Amortization and transaction costs (Note 13).........     --          --          --          --          24,962
                                                         ---------  ----------  ----------  ----------  ----------
    Total operating costs and expenses.................      9,046      63,488     109,342      78,703     155,795
                                                         ---------  ----------  ----------  ----------  ----------

Loss from operations...................................     (6,018)    (30,258)    (28,454)    (22,276)    (38,155)
Interest income........................................         34         150         637         416       2,568
Interest expense.......................................       (136)     (1,041)     (2,099)     (1,467)     (1,661)
                                                         ---------  ----------  ----------  ----------  ----------
    Net loss...........................................     (6,120)    (31,149)    (29,916)    (23,327)    (37,248)

Deductions for accretion dividends (Note 13)...........     --          --          --          --          (4,330)
                                                         ---------  ----------  ----------  ----------  ----------
Net loss attributable to common stockholders...........  $  (6,120) $  (31,149) $  (29,916) $  (23,327) $  (41,578)
                                                         ---------  ----------  ----------  ----------  ----------
                                                         ---------  ----------  ----------  ----------  ----------
Basic and diluted net loss per share (Notes 1
  and 14)..............................................  $   (0.80) $    (2.57) $    (1.50) $    (1.22) $    (1.64)
                                                         ---------  ----------  ----------  ----------  ----------
                                                         ---------  ----------  ----------  ----------  ----------
Weighted average shares outstanding (Notes 1 and 14)...      7,674      12,138      20,002      19,186      25,292
                                                         ---------  ----------  ----------  ----------  ----------
                                                         ---------  ----------  ----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements

                            EARTHLINK NETWORK, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                              PREFERRED STOCK             COMMON STOCK        ADDITIONAL
                                          ------------------------  ------------------------    PAID-IN     WARRANTS    ACCUMULATED
                                            SHARES       AMOUNT       SHARES       AMOUNT       CAPITAL      ISSUED       DEFICIT
                                          -----------  -----------  -----------  -----------  -----------  -----------  ------------
                                                                                (IN THOUSANDS)
Balance at December 31, 1994............                                 5,882    $      59    $     117    $      69    $     (148)
Issuance of common stock................                                 4,232           42        6,216       --            --
Reclassification of S Corporation
  accumulated deficit...................                                --           --           (1,261)      --             1,261
Warrants issued for lease guarantee
  (Note 9)..............................                                --           --           --               50        --
Warrants issued for non-competition
  agreement (Note 9)....................                                --           --           --                5        --
Net loss................................                                --           --           --           --            (6,120)
                                               -----          ---   -----------       -----   -----------  -----------  ------------
Balance at December 31, 1995............                                10,114          101        5,072          124        (5,007)
Issuance of common stock................                                 1,846           18        8,642       --            --
Issuance of common stock for services...                                    85            1          462       --            --
Warrants issued in connection with
  equipment leases and other financings
  (Note 9)..............................                                --           --           --              475        --
Net loss................................                                --           --           --           --           (31,149)
                                               -----          ---   -----------       -----   -----------  -----------  ------------
Balance at December 31, 1996............                                12,045          120       14,176          599       (36,156)
Initial public offering, net of
  expenses..............................                                 4,570           46       26,180       --            --
Conversion of redeemable preferred stock
  into common stock.....................                                 2,727           27       13,986       --            --
Conversion of debt to common stock......                                   112            1          724       --            --
Issuance of common stock in connection
  with private placement................                                 2,920           30       15,379       --            --
Issuance of common stock pursuant to
  exercise of stock options.............                                   127            1          384       --            --
Warrants issued in exchange for services
  (Note 9)..............................                                --           --           --              494        --
Net loss................................                                --           --           --           --           (29,916)
                                               -----          ---   -----------       -----   -----------  -----------  ------------
Balance at December 31, 1997............                                22,501          225       70,829        1,093       (66,072)
Unaudited:
  Issuance of preferred stock...........       4,103    $      41       --           --          134,959       --            --
  Follow on offering, net of expenses
    (Note 13)...........................      --           --            3,763           38      105,844       --            --
  Conversion of debt to common stock....      --           --              783            8        5,030       --            --
  Issuance of common stock for
    services............................                                    20       --              130       --            --
  Issuance of common stock pursuant to
    exercise of stock options...........      --           --            1,454           14        3,613       --            --
  Warrants issued in exchange for
    services (Note 9)...................      --           --           --           --           --              351        --
  Retirement of warrants................      --           --           --           --              120         (120)
  Net loss..............................      --           --           --           --           --           --           (37,248)
  Accretion of convertible preferred
    stock...............................      --           --           --           --            4,330       --            (4,330)
                                               -----          ---   -----------       -----   -----------  -----------  ------------
Balance at September 30, 1998
  (unaudited)...........................       4,103    $      41       28,521    $     285    $ 324,855    $   1,324    $ (107,650)
                                               -----          ---   -----------       -----   -----------  -----------  ------------
                                               -----          ---   -----------       -----   -----------  -----------  ------------

                                              TOTAL
                                          STOCKHOLDERS'
                                             EQUITY
                                            (DEFICIT)
                                          -------------

Balance at December 31, 1994............    $      97
Issuance of common stock................        6,258
Reclassification of S Corporation
  accumulated deficit...................       --
Warrants issued for lease guarantee
  (Note 9)..............................           50
Warrants issued for non-competition
  agreement (Note 9)....................            5
Net loss................................       (6,120)
                                          -------------
Balance at December 31, 1995............          290
Issuance of common stock................        8,660
Issuance of common stock for services...          463
Warrants issued in connection with
  equipment leases and other financings
  (Note 9)..............................          475
Net loss................................      (31,149)
                                          -------------
Balance at December 31, 1996............      (21,261)
Initial public offering, net of
  expenses..............................       26,226
Conversion of redeemable preferred stock
  into common stock.....................       14,013
Conversion of debt to common stock......          725
Issuance of common stock in connection
  with private placement................       15,409
Issuance of common stock pursuant to
  exercise of stock options.............          385
Warrants issued in exchange for services
  (Note 9)..............................          494
Net loss................................      (29,916)
                                          -------------
Balance at December 31, 1997............        6,075
Unaudited:
  Issuance of preferred stock...........      135,000
  Follow on offering, net of expenses
    (Note 13)...........................      105,882
  Conversion of debt to common stock....        5,038
  Issuance of common stock for
    services............................          130
  Issuance of common stock pursuant to
    exercise of stock options...........        3,627
  Warrants issued in exchange for
    services (Note 9)...................          351
  Retirement of warrants................       --
  Net loss..............................      (37,248)
  Accretion of convertible preferred
    stock...............................       --
                                          -------------
Balance at September 30, 1998
  (unaudited)...........................    $ 218,855
                                          -------------
                                          -------------

   The accompanying notes are an integral part of these financial statements

                            EARTHLINK NETWORK, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                   NINE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                 -------------------------------  --------------------
                                                                   1995       1996       1997       1997       1998
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                                    (IN THOUSANDS)    (UNAUDITED)
Cash flows from operating activities:
  Net loss.....................................................  $  (6,120) $ (31,149) $ (29,916) $ (23,327) $ (37,248)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation and amortization..............................        305      4,153      9,377      6,572     33,275
    Provision for doubtful accounts receivable.................     --            781       (615)      (620)       222
    Issuance of common stock in exchange for professional
      services.................................................     --             50     --         --         --
    Issuance of common stock in exchange for termination of
      consulting agreement.....................................     --            413     --         --         --
    Issuance of warrants in exchange for professional
      services.................................................     --         --            494     --             60
    Increase in accounts receivable............................       (191)    (2,288)      (180)      (722)    (2,298)
    Increase (decrease) in prepaid expenses and other assets...       (141)    (2,353)       202        (96)    (2,652)
    Increase in accounts payable and accrued liabilities.......      2,292     12,373     (2,232)    (3,098)    19,311
    Increase in deferred revenue...............................        212      1,798      1,580      1,039      3,728
                                                                 ---------  ---------  ---------  ---------  ---------
Net cash (used in) provided by operating activities............     (3,643)   (16,222)   (21,290)   (20,252)    14,398
                                                                 ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Purchases of property and equipment..........................     (2,766)   (18,774)   (14,528)   (11,489)   (15,911)
  Purchases of intangible assets...............................     --         --         (1,404)    (1,404)        (9)
  Transaction costs............................................     --         --         --         --         (8,861)
  Net cash acquired from acquisition...........................     --         --         --         --         23,750
  Purchase of restricted short-term investment.................     (1,500)    (1,087)      (200)      (200)    --
  Liquidation of restricted short-term investment..............     --          1,500         37         37     --
                                                                 ---------  ---------  ---------  ---------  ---------
      Net cash used in investing activities....................     (4,266)   (18,361)   (16,095)   (13,056)    (1,031)
                                                                 ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from issuance of notes payable......................      1,494      7,950      4,387      2,252        200
  Repayment of notes payable...................................        (67)    (1,494)    (2,225)    (2,225)    (4,507)
  Proceeds from capital lease obligations......................        556     11,348     10,544      7,837      6,212
  Principal payments under capital lease obligations...........        (42)    (2,191)    (4,884)    (3,354)    (6,269)
  Proceeds from issuance of mandatorily redeemable preferred
    stock......................................................     --         14,013     --         --         --
  Proceeds from private placements of common stock.............      6,258      8,660     15,409     15,492     --
  Proceeds from public offerings...............................     --         --         26,226     26,226    105,329
  Proceeds from stock options and warrants exercised...........     --         --            385        176      3,615
                                                                 ---------  ---------  ---------  ---------  ---------
      Net cash provided by financing activities................      8,199     38,286     49,842     46,404    104,580
                                                                 ---------  ---------  ---------  ---------  ---------
Net increase in cash and cash equivalents......................        290      3,703     12,457     13,096    117,947
Cash and cash equivalents, beginning of period.................     --            290      3,993      3,993     16,450
                                                                 ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period.......................  $     290  $   3,993  $  16,450  $  17,089  $ 134,397
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
Acquisition, net of cash acquired (Note 4):
  Issuance of convertible preferred stock......................                                              $ 135,000
  Transaction costs............................................                                                  9,914
  Intangible assets............................................                                               (121,164)
                                                                                                             ---------
  Net cash acquired from acquisition...........................                                              $  23,750
                                                                                                             ---------
                                                                                                             ---------

   The accompanying notes are an integral part of these financial statements

                            EARTHLINK NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    EarthLink Network, Inc. ("EarthLink" or the "Company") was organized on May 26, 1994 as a California corporation and reincorporated in 1996 as a Delaware corporation. In June 1998 and in connection with the Sprint Transaction (Note
13), EarthLink Network, Inc. became EarthLink Operations, Inc. and a wholly-owned subsidiary of the Company. All references in these consolidated financial statements to EarthLink or the Company relate, collectively, to both EarthLink Network, Inc. and EarthLink Operations, Inc. The Company is an Internet service provider that was formed to help members derive meaningful benefits from the extensive resources of the Internet.

    The Company has experienced operating losses since inception as a result of efforts to build its network infrastructure and internal staffing, develop its systems, and expand into new markets. The Company expects that it will continue to incur net losses as it continues to expend substantial resources on sales and marketing as it attempts to rapidly increase its market share. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations.

REVENUES

    Recurring revenues consists of monthly fees charged to members for Internet access and other ongoing services from monthly Internet service and are recognized over the period services are provided. Other revenues generally represent one-time non-refundable set up fees. Such revenues are recorded as earned.

CASH AND CASH EQUIVALENTS

    All highly liquid investments with an original maturity of three months or less at the date of acquisition are classified as cash equivalents.

ACCOUNTS RECEIVABLE AND DEFERRED REVENUES

    Commencing in 1995, the Company began to bill for Internet service generally one month in advance. Accordingly, these non-cancelable advanced billings are included in both accounts receivable and deferred revenue.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company's cash investment policies limit investments to short-term, investment grade instruments. Concentrations of credit risk with respect to trade receivables are limited due to the large number of members comprising the Company's member base.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the assets, which is generally three years for computers and computer related equipment and five years for other non-computer furniture and equipment. Leasehold improvements are

                            EARTHLINK NETWORK, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) amortized using the straight-line method over the shorter of their estimated lives or the term of the lease, ranging from one to ten years.

EQUIPMENT UNDER CAPITAL LEASE

    The Company leases certain of its data communications and other equipment under capital lease agreements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under capital lease are amortized over the lesser of their estimated useful lives of three to five years or the term of the lease.

INTANGIBLES

    Intangible assets consist primarily of deferred financing and professional service costs, prepaid lease guarantee costs, goodwill, rights to client lists and a covenant not to compete. The costs assigned to intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, which range from one to three years. The Company regularly reviews the recoverability of intangible assets based on estimated undiscounted future cash flows from operating activities compared with the carrying values of the intangibles.

ADVERTISING AND CUSTOMER ACQUISITION COSTS

    Advertising and customer acquisition costs are included in sales and marketing. Such costs are expensed as incurred. Advertising expenses were $937,000, $3.2 million and $5.1 million, respectively, for the three years ended December 31, 1997.

INCOME TAXES

    Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting basis and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET LOSS PER SHARE

    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" ("EPS") and Staff Accounting Bulletin (SAB) No. 98. SAB No. 98 states that companies, such as EarthLink, that completed an initial public offering ("IPO") within the past 5 years and incorporated the SAB No. 83 concept of "cheap stock" in determining pre-IPO EPS data must restate all EPS data to conform to SFAS No. 128. Accordingly, all EPS data have been restated to conform to SFAS No. 128. SFAS No. 128 requires a dual presentation of basic and diluted EPS. Basic EPS represents the weighted average number of shares divided into net income (loss) attributable to common stockholders during a reported period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. However, the Company has not included potential common stock in the calculation of EPS since inception as such inclusion would have an anti-dilutive effect.

                            EARTHLINK NETWORK, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMON STOCK BASED COMPENSATION

    The Company continues to account for its employee stock based compensation in accordance with the provisions of APB 25 and provides pro forma disclosures in the notes to the financial statements (Note 9), as if the measurement provisions of SFAS No. 123 had been adopted.

RECLASSIFICATION

    Certain amounts in the prior and current year financial statements have been reclassified to conform to the presentation of the fiscal 1998 unaudited interim information.

UNAUDITED INTERIM INFORMATION

    The information presented as of September 30, 1998, and for the nine month periods ended September 30, 1997 and 1998, has not been audited. In the opinion of management, the unaudited interim financial statements included all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 1998, and the results of its operations and its cash flows for the nine months ended September 30, 1997 and 1998, and the stockholders' deficit for the nine months ended September 30, 1998.

2. PURCHASE OF CERTAIN ASSETS FROM BECKEMEYER DEVELOPMENT TECHNOLOGIES

    In order to recruit the principal shareholder of Beckemeyer Development Technologies ("BDT") to serve as the Company's Vice President of Engineering, on November 7, 1995, the Company agreed to purchase all fixtures, equipment, and the client list of BDT for cash of $64,000. In addition to the above, the principal shareholder was issued warrants to purchase 20,660 shares of the Company's Common Stock at $2.42 per share as consideration for an agreement not to compete for a two-year period. The value assigned to the warrants was $5,000 based upon an appraisal obtained by the Company. The warrants expire October 10, 2005. This purchase price was allocated to the assets acquired with the remainder reflected as an intangible asset. At the time of purchase, BDT was not material to the results of operations, financial position or customer base of EarthLink.

3. PURCHASE OF CERTAIN ASSETS FROM INTERNET IN A MALL

    In April 1997, the Company purchased the subscribers and related assets, including accounts receivable related to the consumer dial-up Internet access service of Internet in a Mall, a Tarzana, California based Internet access provider. Under the terms of the agreement, as amended, the Company purchased rights to approximately 28,000 subscriber accounts as of April 1997.

                            EARTHLINK NETWORK, INC.

4. PROPERTY AND EQUIPMENT

    Property and equipment consist of:

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996        1997
                                                                         ---------  ----------
                                                                            (IN THOUSANDS)
Data communications equipment..........................................  $  11,464  $   17,056
Office and other equipment.............................................      6,686      12,196
Leasehold improvements.................................................        646       5,013
Construction in progress...............................................      2,841       1,901
                                                                         ---------  ----------
                                                                            21,637      36,166
Less accumulated depreciation and amortization.........................     (4,236)    (12,768)
                                                                         ---------  ----------
                                                                         $  17,401  $   23,398
                                                                         ---------  ----------
                                                                         ---------  ----------

    Property under capital lease, primarily data communications equipment included above, aggregated $11,904,000, and $22,448,000 at December 31, 1996 and 1997, respectively. Included in accumulated depreciation and amortization are amounts related to property under capital lease of $2,896,000 and $8,528,000 at December 31, 1996 and 1997, respectively. Depreciation expense charged to operations was $305,000, $3,924,000 and $8,531,000 in 1995, 1996, and 1997,
respectively, and included $56,000, $2,840,000 and $5,632,000, respectively, pertaining to property under capital lease.

5. OTHER ASSETS

    Other assets consist of:

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1996       1997
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Deposits...................................................................  $     409  $     789
Deferred offering costs....................................................        804     --
Inventory..................................................................        499        413
                                                                             ---------  ---------
                                                                             $   1,712  $   1,202
                                                                             ---------  ---------
                                                                             ---------  ---------

                            EARTHLINK NETWORK, INC.

6. INTANGIBLE ASSETS

    Intangible assets consist of:

                                                                 DECEMBER 31,
                                                             --------------------  SEPTEMBER 30,
                                                               1996       1997         1998
                                                             ---------  ---------  -------------
                                                                       (IN THOUSANDS)
Member base................................................  $  --      $  --       $    65,000
Marketing and distribution agreement.......................     --         --            20,000
Goodwill...................................................     --         --            36,164
Deferred financing costs...................................        347        430           310
Rights to client lists.....................................         10      1,414         1,414
Other......................................................        188        188           290
                                                             ---------  ---------  -------------
                                                                   545      2,032       123,178
Less accumulated amortization..............................       (229)    (1,074)      (25,447)
                                                             ---------  ---------  -------------
                                                             $     316  $     958   $    97,731
                                                             ---------  ---------  -------------
                                                             ---------  ---------  -------------

7. NOTES PAYABLE

    In June 1996, the Company issued to 17 investors, 10% Promissory Notes aggregating $2,950,000. Certain of the investors were directors and stockholders of the Company. As described in Note 9, the Company issued warrants valued at $116,000 to the note holders. The fair value of the warrants was recorded as deferred financing costs and amortized as interest expense over the life of the notes. Upon consummation of the Company's initial public offering on January 22, 1997, the holders of $725,000 of the 10% Promissory Notes converted their indebtedness into 111,534 shares of Common Stock. In January 1997, the Company repaid the $2,225,000 balance remaining on the 10% Promissory Notes.

    The Company has a convertible note payable to UUNET Technologies, Inc. ("UUNET"). The $5 million Convertible Note was extended one year, and, as such, the entire amount is due October 31, 1998, if not converted. The Convertible Note will become due and payable immediately if the monthly amounts payable under Company's Network Service Agreement with UUNET (the "UUNET Agreement") are less than $1.5 million during any consecutive three months. The Convertible Note bears interest at 10.25% and is convertible into a maximum of 783,030 shares of Common Stock at a conversion price of $6.44 per share.

8. CAPITAL STOCK AND MANDATORILY REDEEMABLE EQUITY SECURITIES

COMMON STOCK

    The Company issued 734,310 shares of Common Stock at $0.41 per share, 1,654,170 shares of Common Stock at $0.91 per share and 1,843,490 at $2.42 per share on March 10, 1995, June 19, 1995 and October 31, 1995, respectively. As a result of these placements, the Company raised, in the aggregate $6,258,000 during 1995. The Company issued 90,970 shares of Common Stock at $2.42 per share and 50,000 shares of Common Stock at $2.42 per share on January 18, 1996 and March 20, 1996, respectively. On May 6, 1996, the Company issued 1,704,920 shares of Common Stock at $4.88 per share in a private placement. As a result of these placements, EarthLink raised, in the aggregate, $8,660,000 during 1996. On September 19, 1997, the Company closed a private placement of 2,919,518 shares of its unregistered restricted Common Stock. Net proceeds from the offering were approximately $15.4 million.

                            EARTHLINK NETWORK, INC.

8. CAPITAL STOCK AND MANDATORILY REDEEMABLE EQUITY SECURITIES (CONTINUED) MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On September 10, 1996, the Company issued 2,727,273 shares of its Series A Redeemable Convertible Preferred Stock to investors including among others, certain directors, stockholders and the Underwriter associated with the Company's initial public offering and certain of its associates for $15,000,000. Stock issuance costs of $987,000 have been charged to redeemable convertible preferred stock. Each two shares of the Series A Redeemable Convertible Preferred Stock was automatically converted into one share of Common Stock upon consummation of the initial public offering of the Company's Common Stock on January 22, 1997.

INITIAL PUBLIC OFFERING

    On January 22, 1997 the Company commenced its initial public offering. The offering consisted of 4,000,000 shares of Common Stock issued at $6.50 per share. Net proceeds to the Company were approximately $22.8 million. Upon consummation of the offering 2,727,273 shares of the Company's Series A Redeemable Convertible Preferred Stock were converted to 2,727,248 shares of Common Stock. In February 1997, the Underwriter exercised its over-allotment option and purchased 569,500 shares at the initial public offering price of $6.50. Net proceeds to the Company were approximately $3.4 million.

COMMON STOCK ISSUANCES FOR OTHER THAN CASH

    In May 1996, the Company issued 10,244 shares of Common Stock at $4.88 per share, to a sub-contractor in lieu of cash for services provided to the Company. In September 1996, the Company issued 75,000 shares of Common Stock at $5.50 per share as consideration for the termination of a consulting agreement.

9. STOCK OPTIONS AND WARRANTS

STOCK OPTIONS

    1995 STOCK OPTION PLAN

    In September 1995, the Company established the EarthLink Network 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan provides for the grant of incentive stock options to purchase up to 2,500,000 shares of common stock to employees of the Company and non-qualified stock options to employees, officers, directors and consultants of the Company. The 1995 Plan is administered by a committee appointed by the Board which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the option vesting period. The exercise price of all options granted under the plan must be at least 100% of the fair market value on the date of grant. Options generally vest in equal quarterly increments over a five year period. As of December 31, 1997, 174,864 shares remain available for issuance under the 1995 Plan.

    DIRECTORS STOCK OPTION PLAN

    In September 1995, the Company established the EarthLink Directors Stock Option Plan (the "Directors Plan"). The Directors Plan, as amended and restated in December 1996, provides for the grant of options to purchase an aggregate of 125,000 shares of Common Stock to directors who do not also serve as employees of the Company and do not beneficially own, nor are employees, directors or officers of any

                            EARTHLINK NETWORK, INC.

9. STOCK OPTIONS AND WARRANTS (CONTINUED) entity which owns 5% or more of the outstanding shares of the Company's capital stock. Under the Directors Plan, grants of options to purchase 20,000 and 5,000 shares of Common Stock are automatically made to each non-management director at such time as the person first becomes a member of the Board of Directors and at the beginning of each fiscal year, respectively. Options generally vest in equal quarterly increments over a five year period. As of December 31, 1997, there were no outstanding options to purchase shares of Common Stock under the Directors Plan.

NON-QUALIFIED OPTION GRANTS

    In addition to the options granted under the plans described above, the Company granted non-qualified stock options to certain employees, officers and directors. Non-qualified options generally have a maximum term of ten years and generally vest in equal quarterly increments over a five-year period.

VALUE OF OPTIONS GRANTED

    For disclosure purposes the fair value of all stock options granted is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for stock options granted in 1997: no annual dividends, expected volatility of 69%, risk-free interest rate of 6.49%, and expected life of 6.6 years. For 1995 and 1996, the fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants during both periods: dividend yield of 0.0%, risk free interest rate of 5.83% and expected option term of 10 years.

    Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net loss and net loss per share would have been increased as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
                                                                        (IN THOUSANDS)
Net loss:
  As reported.................................................  $   6,120  $  31,149  $  29,916
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
  Pro forma...................................................  $   6,145  $  31,477  $  30,737
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

Basic and diluted net loss per share:
  As reported.................................................  $    0.80  $    2.57  $    1.50
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
  Pro forma...................................................  $    0.81  $    2.60  $    1.54
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

WARRANTS

    The Company has issued to certain Board members, consultants, lessors, creditors and others warrants to purchase shares of the Company's Common Stock.

    In September 1995, certain stockholders guaranteed a $500,000 lease for networking equipment. The Company issued warrants to purchase 100,000 shares of Common Stock at $0.91 per share, valued at $25,000, based upon an appraisal obtained by the Company, as consideration for this guarantee. These warrants expire August 31, 2000.

                            EARTHLINK NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTIONS AND WARRANTS (CONTINUED)

    In December 1995, certain stockholders provided the Company with a $250,000 Irrevocable Standby Letter of Credit as a performance guarantee for a real estate lease. In conjunction with this transaction the Company issued warrants to purchase 100,000 shares at $2.42 per share, valued at $25,000, based upon an appraisal obtained by the Company. These warrants expire December 1, 2000.

    In January 1996, certain stockholders guaranteed a $1,500,000 lease for networking equipment. The Company issued warrants to purchase 200,000 shares of Common Stock at $2.42 per share. The fair value of the warrants has been reflected in intangible assets. These warrants expire January 11, 2001.

    In January 1996, the Company issued warrants to purchase 200,000 shares of Common Stock at $2.42 to Board members. The warrants vest quarterly over five years. As these warrants were issued for service on the Board of Directors they are accounted for under APB 25 and as such are included in the summary of non-qualified options and are not included in the summary of warrant grants.

    In January 1996, LINC Capital Partners, Inc. ("LINC") provided a $1,500,000 lease line for equipment. The Company issued warrants to LINC to purchase 100,000 shares of Common Stock at $2.42 per share. The fair value of the warrants has been reflected as deferred financing costs. These warrants expire January 18, 2006.

    In February 1996, Boston Financial & Equity Corporation ("Boston Financial") provided a $700,000 lease line for equipment. The Company issued warrants to Boston Financial to purchase 10,000 shares of Common Stock at $4.88 per share. The fair value of the warrants has been reflected as deferred financing costs. These warrants expire February 15, 2006.

    In May 1996, the Company issued warrants to purchase 90,954 shares of Common Stock at $4.88 per share to various lessors in return for lease lines and other services to the Company. The fair value of the warrants has been reflected as deferred financing costs. The warrants expire on May 10, 2006.

    In May 1996, in connection with the amendment and restatement of the UUNET Agreement, the Company agreed to issue warrants to purchase 20,000 shares of Common Stock at an exercise price of $10.00 per share. The fair value of the warrants has been reflected as deferred financing costs.

    In connection with the issuance of 10% Promissory Notes aggregating $2,950,000, the Company issued to the lenders warrants to purchase an aggregate of 196,680 shares of Common Stock at an exercise price of $5.50 per share, as adjusted. The fair value of the warrants has been reflected as deferred financing costs.

    In connection with the execution of the PSINet, Inc. ("PSINet") agreement in July 1996 (Note 11), the Company issued warrants to purchase 200,000 shares of Common Stock at an exercise price of $10.00 per share. The fair value of the warrants has been reflected as deferred financing costs.

    In connection with the private placement of Series A Redeemable Convertible Preferred Stock, described above, the Company granted to certain purchasers of the Series A Redeemable Convertible Preferred Stock warrants to purchase 200,000 shares of Common Stock at $5.50 per share.

WARRANTS ISSUED FOR SERVICES

    In May 1996, the Company entered into an agreement with NMC, a producer of infomercials and commercials, pursuant to which NMC agreed to produce and broadcast commercials for EarthLink's services in exchange for warrants. Upon completion of the infomercial in April 1997, the Company issued warrants to NMC to purchase 100,000 shares of Common Stock, having an exercise price of $4.88 per share. In September 1997, the parties orally agreed to rescind the agreement. The rescission agreement

                            EARTHLINK NETWORK, INC.

9.  STOCK OPTIONS AND WARRANTS (CONTINUED)
included the return of the 100,000 warrants and the cancellation of any future obligations of either party. However, the rescission agreement was never executed and thus may be considered non-operative. The fair value of the warrants, $76,000, has been recorded as prepaid advertising and will be expensed upon airing of the infomercials.

    In January 1997 and October 1997, the Company issued warrants to purchase 12,000 and 50,000 shares, respectively, of the Company's Common Stock to certain consultants. The respective exercise prices of the warrants were $6.50 and $8.875. The fair value of the warrants is reflected as prepaid consulting fees and amortized ratably over the life of the consulting agreement. Consulting expense recorded with respect to warrants issued to consultants was $23,340 during 1997.

    In September 1996, the Company issued warrants to purchase 15,000 shares of the Company's Common Stock at $5.50 per share to each of the three members of the Company's Technology Advisory Council. The warrants vest quarterly over two years. The fair value of the warrants is reflected as deferred professional services expense and amortized ratably over the member's two year term of service in the Technology Advisory Council.

    In March 1997 and October 1997, the Company issued warrants to purchase 15,000 shares of the Company's Common Stock to each of two new members of the Company's Technology Advisory Council. The warrants have an exercise price of $5.25 per share and $8.875 per share, respectively, and vest quarterly over two years. The fair value of the warrants is reflected as deferred professional services expense and amortized ratably over the member's two year term of service in the Technology Advisory Council.

    Following is a summary of stock option and warrant activity during the three years ended December 31, 1997:

                                                 NUMBER OF SHARES OF COMMON STOCK
                                               -------------------------------------                    WEIGHTED
                                               INCENTIVE                                                 AVERAGE
                                                 STOCK     NON-QUALIFIED                                EXERCISE
                                                OPTIONS    STOCK OPTIONS   WARRANTS   PRICE PER SHARE     PRICE
                                               ----------  -------------  ----------  ---------------  -----------
Balance at December 31, 1994.................      --           --           300,000  $          0.91   $    0.91
Granted......................................     465,000       850,000      220,660  $   0.30 - 2.42   $    1.52
Forfeited....................................      --          (120,418)      --      $          0.30   $    0.30
                                               ----------  -------------  ----------  ---------------
Balance at December 31, 1995.................     465,000       729,582      520,660  $   0.91 - 2.42   $    1.50
Granted                                         1,612,500       350,000    1,062,634  $  0.91 - 10.00   $    4.57
Forfeited                                         (21,000)      --            --      $          4.88   $    4.88
                                               ----------  -------------  ----------  ---------------
Balance at December 31, 1996.................   2,056,500     1,079,582    1,583,294  $   0.91 - 5.50   $    3.45
Granted......................................     691,250       100,000      192,000  $  0.91 - 10.00   $    6.71
Forfeited....................................    (422,614)      --            --      $   2.42 - 6.50   $    4.51
Exercised....................................     (97,914)      (29,582)      --      $   0.30 - 6.50   $    2.82
                                               ----------  -------------  ----------  ---------------
Balance at December 31, 1997.................   2,227,222     1,150,000    1,775,294  $  0.91 - 10.00   $    4.01
                                               ----------  -------------  ----------  ---------------
                                               ----------  -------------  ----------  ---------------

Exercisable at December 31, 1997.............     598,710       417,500    1,673,840  $  0.91 - 10.00   $    3.66
                                               ----------  -------------  ----------  ---------------
                                               ----------  -------------  ----------  ---------------

    The weighted average fair values of the options granted during the three years ended December 31, 1997, were $0.35, $1.01 and $4.98, respectively. The weighted average fair values of warrants granted during the three years ended December 31, 1997, were $0.05, $0.86 and $3.49, respectively.

                            EARTHLINK NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTIONS AND WARRANTS (CONTINUED)

    Following is a summary of stock options and warrants outstanding as of December 31, 1997:

                                                                      WEIGHTED
                                                                       AVERAGE       WEIGHTED                 WEIGHTED
                                                                      REMAINING       AVERAGE                  AVERAGE
                                                        NUMBER       CONTRACTUAL     EXERCISE      NUMBER     EXERCISE
RANGE OF EXERCISE PRICES                              OUTSTANDING       LIFE           PRICE     EXERCISABLE    PRICE
----------------------------------------------------  -----------  ---------------  -----------  ----------  -----------
$0.91 - $0.91.......................................   1,000,000           3.66      $    0.91      700,000   $    0.91
$2.42 - $2.42.......................................   1,575,260           3.99      $    2.42      818,760   $    2.42
$4.88 - $5.50.......................................   1,758,756           4.09      $    5.20      909,016   $    5.24
$5.75 - $9.94.......................................     598,500           4.75      $    7.61       42,274   $    6.38
$10.00 - $10.00.....................................     220,000           4.27      $   10.00      220,000   $   10.00
                                                      -----------                                ----------
$0.91 - $10.00......................................   5,152,516           4.06      $    4.00    2,690,050   $    3.66
                                                      -----------                                ----------
                                                      -----------                                ----------

10.  INCOME TAXES

    The stockholders, upon incorporating the Company, elected to treat the Company as an S Corporation under the Internal Revenue Code. On June 19, 1995, this election was revoked as certain ineligible entities (i.e partnerships and corporations) became stockholders. Losses of $1,261,000 incurred from inception through June 19, 1995 have been reclassified from accumulated deficit to Common Stock as a result of the change to C Corporation status. The Company is now subject to income taxes on income earned after June 19, 1995. At December 31, 1996 and 1997, the Company had net operating loss carryforwards for federal income tax purposes totaling approximately $33,751,000, and $61,004,000, respectively, which begin to expire in 2011. The Internal Revenue Code of 1986, as amended, includes provisions which may limit the net operating loss carryforwards available for use in any given year if certain events occur, including significant changes in ownership. Due to the Company's initial public offering and other issuances of Common Stock and Common Stock equivalents, utilization of the Company's net operating loss carryforwards to offset future income may be limited.

    Deferred tax assets include the following:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1996        1997
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Net operating loss carryforwards......................................  $   13,578  $   24,584
Deferred financing costs..............................................          88         118
Depreciation..........................................................          50         323
Accrued liabilities...................................................         103         201
                                                                        ----------  ----------
Gross deferred tax assets.............................................      13,819      25,226
Deferred tax asset valuation allowance................................     (13,819)    (25,226)
                                                                        ----------  ----------
                                                                        $   --      $   --
                                                                        ----------  ----------
                                                                        ----------  ----------

    The Company recorded a full valuation allowance for net deferred tax assets due to the uncertainty of future taxable income.

                            EARTHLINK NETWORK, INC.

10.  INCOME TAXES (CONTINUED)
PROFIT SHARING PLAN

    Effective January 1997, the Company implemented a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The Company makes a discretionary matching contribution of 25% up to a maximum of 6% of the participant's total eligible compensation. The Company's matching contributions vest over four years from the participant's date of hire. Total contributions for 1997 were $84,000.

11.  COMMITMENTS AND CONTINGENCIES

LEASES

    The Company leases its facilities and certain equipment under non-cancelable operating leases expiring in various years through 2008. Total rent expense in 1995, 1996 and 1997, respectively, for all operating leases amounted to $145,000, $914,000 and $1.9 million, respectively. The Company also leases equipment, primarily data communications equipment, under non-cancelable capital leases. Most of the Company's capital leases include purchase options at the end of the lease term.

    In February 1997, EarthLink commenced occupation of a 55,000 square feet in a facility located adjacent to its corporate headquarters to house the Company's data center. In June 1997, the Company amended the lease for its corporate headquarters facility. Under the amended lease, the Company will occupy an additional 45,000 square feet of the existing facility and deliver an irrevocable letter of credit in the amount of $450,000 to the Lessor.

    During the three years ended December 31, 1997, the Company financed the acquisition of data processing and office equipment amounting to approximately $556,000, $11.3 million and $10.5 million, respectively, by entering into a number of agreements for the sale and leaseback of equipment. The sale leaseback transactions are recorded at cost, which approximates the fair market value of the property and, therefore, no gains or losses have been recorded. The property remains on the books and continues to be depreciated. A financing obligation representing the proceeds is recorded and reduced based upon payments under the lease agreement.

                            EARTHLINK NETWORK, INC.

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Minimum lease commitments under non-cancelable leases at December 31, 1997 are as follows:

                                                                           CAPITAL    OPERATING
YEAR ENDING DECEMBER 31,                                                   LEASES      LEASES
------------------------------------------------------------------------  ---------  -----------
                                                                              (IN THOUSANDS)
1998....................................................................  $   8,576   $   1,898
1999....................................................................      6,516       2,126
2000....................................................................      3,258       1,994
2001....................................................................        657       1,767
2002....................................................................         91       1,897
Thereafter..............................................................          8       8,807
                                                                          ---------  -----------
Total minimum lease payments............................................     19,106   $  18,489
                                                                                     -----------
                                                                                     -----------
Less amount representing interest.......................................     (3,776)
                                                                          ---------
Present value of future lease payments..................................     15,330
Less current portion....................................................      7,112
                                                                          ---------
                                                                          $   8,218
                                                                          ---------
                                                                          ---------

GUARANTEED USAGE LEVELS

    At December 31, 1997, the Company has committed to guaranteed usage levels of data and voice communication with certain telecommunication vendors in the aggregate amount of $3 million in 1998.

SIGNIFICANT AGREEMENTS

    Access to the Internet for members outside of the Company's California regional base is provided through points of presence ("POP") capacity leased from UUNET and PSINet. EarthLink is, in effect, buying this capacity in bulk at a discount, and providing access to EarthLink's member base at EarthLink's normal rates. Payment to UUNET and PSINet is generally concurrent with EarthLink's receipt of funds from members. At December 31, 1997, $2.0 million and $2.1 million in amounts due to UUNET were recorded in accounts payable and other accrued liabilities, respectively, and $540,000 and $4.4 million in amounts due PSINet were recorded in other accrued liabilities and notes payable, respectively.

    Effective June 30, 1997 the Company's agreement with UUNET was amended. UUNET agreed to waive monthly revenue minimums, excess hours fees, and peak service user targets during the six months ended December 31, 1997. In return, EarthLink agreed not to invoke its early termination right prior to September 1998. If the number of hours used by EarthLink members accessing the Internet through UUNET increases beyond the amount provided for in the agreement or the usage becomes more concentrated during peak times, the fees paid by the Company to UUNET would increase, which would adversely affect the Company's operating margins.

    EarthLink has licensed Netscape Communicator software ("Netscape Communicator") from Netscape Communications Corporation, and Microsoft Internet Explorer software ("Internet Explorer") from Microsoft Corporation. These licenses permit the Company to distribute Netscape Communicator and Internet Explorer in the EarthLink Network TotalAccess software package. Management believes that contract renewal for both of the browsers, under conditions acceptable to EarthLink, is probable.

                            EARTHLINK NETWORK, INC.

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Minimum commitments under non-cancelable network service agreements from UUNET and PSINet are as follows:

YEAR ENDING DECEMBER 31,                                                            IN MILLIONS
----------------------------------------------------------------------------------  -----------
1998..............................................................................   $    22.8
1999..............................................................................         6.0
                                                                                         -----
    Total.........................................................................   $    28.8
                                                                                         -----
                                                                                         -----

12.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                           YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------
                                                                         1995        1996       1997
                                                                         -----     ---------  ---------
                                                                               (IN THOUSANDS)
Cash paid for:
Interest............................................................   $      60   $   1,041  $   1,965
                                                                             ---   ---------  ---------
                                                                             ---   ---------  ---------
Income taxes........................................................   $       1   $       1  $       1
                                                                             ---   ---------  ---------
                                                                             ---   ---------  ---------

13.  SUBSEQUENT EVENTS

STRATEGIC ALLIANCE WITH SPRINT CORPORATION

    On February 10, 1998, EarthLink entered into certain agreements to establish a broad strategic relationship (the "Strategic Alliance") with Sprint Corporation ("Sprint") in the area of consumer Internet access and related services. In connection with the Strategic Alliance, on June 5, 1998, Sprint consummated a tender offer for 2.5 million shares of the Company's Common Stock at a price per share of $22.50 in cash to each tendering stockholder (the "Offer"). Immediately following the closing of the Offer, Sprint received approximately 4.1 million shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share, in exchange for (i) transfer to the Company of Sprint's approximately 130,000 Sprint Internet Passport subscribers, (ii) aggregate cash consideration of approximately $24 million and (iii) the exclusive right to use certain ports within Sprint's high-speed data network for four years. EarthLink and Sprint also entered into a Marketing and Distribution Agreement which includes a commitment by Sprint to deliver a minimum of 150,000 new subscribers per year for five years through its own channels, EarthLink's right to be Sprint's exclusive provider of consumer Internet access services for at least ten years and the right to use Sprint's brand and distribution network for at least ten years. Sprint has also provided EarthLink with a credit facility of up to $25 million (increasing to $100 million over three years) in the form of convertible senior debt (collectively, the "Sprint Transaction").

    In connection with the Sprint Transaction, a newly-formed subsidiary of the Company was merged with and into the former EarthLink Network, Inc. (the "Merger"), pursuant to which (i) the former EarthLink became a wholly-owned subsidiary of the Company and (ii) each outstanding share of former EarthLink common stock was converted into one share of common stock of the Company. EarthLink Operations, Inc. ("EarthLink Operations"), the corporation surviving the Merger, is now a wholly-owned subsidiary of the Company. All references in these financial statements to EarthLink or the Company related, collectively, to both EarthLink Network, Inc. and EarthLink Operations, Inc.

    The value of intangible assets acquired in the Sprint Transaction, aggregating $121.2 million, as of September 30, 1998, is being amortized on a straight-line basis over their estimated useful lives. During the

                            EARTHLINK NETWORK, INC.

13.  SUBSEQUENT EVENTS (CONTINUED)
nine months ended September 30, 1998 the Company incurred amortization expense of $23.6 million on these assets.

    Dividends on the Convertible Preferred Stock are reflected as an increase to net loss attributable to common stockholders. The adjustment of $3.3 million recorded during the quarter ended September 30, 1998 represents a liquidation dividend of $1.8 million based on a 3% dividend and the accretion of a $1.5 million dividend related to the beneficial conversion feature of the Convertible Preferred Stock in accordance with EITF Topic No. D-60 based upon the rate at which the preferred stock becomes convertible.

CONVERSION OF NOTE PAYABLE

    On March 31, 1998, UUNET converted the $5 million Convertible Note and related accrued interest into 783,030 shares of the Company's Common Stock at a conversion price of $6.44 per share.

FOLLOW ON PUBLIC OFFERING (UNAUDITED)

    In June 1998 the Company completed a follow on public offering of 4.8 million shares of its Common Stock at $30 per share. The offering consisted of
3.0 million shares and an underwriter's overallotment of 720,000 shares offered by the Company and 1.8 million shares offered by certain stockholders. The Company did not receive any proceeds from the sale of shares by selling stockholders. Net proceeds to the Company were approximately $105 million.

AMENDMENT TO LEASE (UNAUDITED)

    Effective July 1998, the Company amended the lease for its Data Center facility. Under the amended lease the Company increased the space it occupies from 55,000 to 110,000 square feet of the existing facility and received an improvement allowance of $1.2 million from the lessor. Rent commitments for the 110,000 square feet of space are as follows:

YEAR ENDING DECEMBER 31,                                                       (IN THOUSANDS)
-----------------------------------------------------------------------------  ---------------
1998 (October 1, 1998 -- December 31, 1998)..................................    $       276
1999.........................................................................          1,270
2000.........................................................................          1,765
2001.........................................................................          1,765
2002.........................................................................          1,881
2003.........................................................................          1,897
Thereafter...................................................................          6,263
                                                                                     -------
                                                                                 $    15,117
                                                                                     -------
                                                                                     -------

    Under the amended lease the Company will deliver an irrevocable letter of credit of $1 million to the lessor and cancel its current letter of credit of $800,000.

14.  SUBSEQUENT EVENT

TWO FOR ONE STOCK SPLIT

    In July 1998 the Company effected a two-for-one stock split. The accompanying consolidated financial statements and related notes have been retroactively adjusted to give effect to the stock split.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Sprint Corporation

    We have audited the accompanying statement of revenues and direct expenses of the Consumer Internet Access Services of Sprint Corporation (the "Company") for the year ended December 31, 1997. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the revenues and direct expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    The accompanying statement of revenues and direct expenses was prepared for inclusion in the Registration Statement on Form S-1 of EarthLink Network, Inc. for purposes of complying with the rules and regulations of the Securities and Exchange Commission in lieu of the full financial statements required by Rule 3-05 for the transaction between EarthLink Network, Inc. and Sprint Corporation. The statement is not intended to be a complete presentation of the Consumer Internet Access Services of Sprint Corporation revenues and expenses.

    In our opinion, the statement of revenues and direct expenses referred to above presents fairly, in all material respects, the revenues and direct expenses described in the note to the statement of revenues and direct expenses for the Consumer Internet Access Services of Sprint Corporation for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Kansas City, Missouri
March 6, 1998

            CONSUMER INTERNET ACCESS SERVICES OF SPRINT CORPORATION
                   STATEMENTS OF REVENUES AND DIRECT EXPENSES

                                                                                              THREE MONTHS ENDED
                                                                                                MARCH 31, 1998
                                                                              YEAR ENDED      -------------------
                                                                           DECEMBER 31, 1997
                                                                           -----------------      (UNAUDITED)
                                                                                       (IN THOUSANDS)
Net operating revenues...................................................     $    14,489          $   6,259

Direct expenses:
  Cost of services.......................................................          51,313              9,813
  Selling, general and administrative....................................          13,099              2,155
  Depreciation...........................................................           6,070              2,146
  Other..................................................................           3,404                198
                                                                                 --------            -------

Total direct expenses....................................................          73,886             14,312
                                                                                 --------            -------

Direct expenses in excess of revenues....................................     $   (59,397)         $  (8,053)
                                                                                 --------            -------
                                                                                 --------            -------

SEE ACCOMPANYING NOTE.

            CONSUMER INTERNET ACCESS SERVICES OF SPRINT CORPORATION

               NOTE TO STATEMENTS OF REVENUES AND DIRECT EXPENSES
                          YEAR ENDED DECEMBER 31, 1997
       (UNAUDITED WITH RESPECT TO THE THREE MONTHS ENDED MARCH 31, 1998)

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

    The statements of revenues and direct expenses represent the activities related to the Consumer Internet Access Services of Sprint Corporation and have been prepared in connection with the transaction between EarthLink Network, Inc. and Sprint Corporation. The statements of revenues and direct expenses are not intended to be a complete presentation of the revenues and expenses of the Consumer Internet Access Services of Sprint Corporation because corporate allocated expenses have not been included. Direct expenses are defined as those costs which were incurred as a direct result of providing Consumer Internet Access Services and which will no longer be incurred by Sprint Corporation subsequent to consummation of the transaction with EarthLink Network, Inc.

    Sprint Corporation began offering Internet access in the fourth quarter of 1996 and any revenues generated and direct operating expenses incurred from inception through December 31, 1996, were nominal. Sprint Corporation reports this operation within its "Emerging Businesses Segment" (the "Group") and maintains the financial information relative to the Internet subscribers in the Group. Revenues and direct operating expense information are separately maintained for the Consumer Internet Access Services within the Group. Sprint Corporation does not, however, separately maintain and account for other costs and expenses to operate this business and is unable to determine or reasonably estimate these costs on a historical basis. In addition, Sprint Corporation does not separately maintain and account for all assets used in the consumer Internet access services business. Such assets, primarily network related, are recorded in the other businesses of Sprint Corporation and used by the other divisions of Sprint Corporation, including the Group. Accordingly, financial statements for 1996 and full financial statements required by Rule 3-05 of Regulation S-X have not been presented.

    The statements of revenues and direct expenses are not indicative of the financial condition or results of operations of this business going forward because of the change in the business and the omission of various operating expenses.

UNAUDITED FINANCIAL INFORMATION

    The statement of revenues and direct expenses for the three months ended March 31, 1998 is unaudited. Sprint Corporation believes that such information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the revenues and direct expenses related to the Consumer Internet Access Services of Sprint Corporation.

REVENUE RECOGNITION

    Operating revenues are recognized as services are rendered to customers and are recorded net of an estimate for uncollectible accounts. The provision for doubtful accounts for the year ended December 31, 1997 and the three months ended March 31, 1998 was $723,000 and $471,000 (unaudited), respectively.

DEPRECIATION

    The cost of property, plant and equipment is depreciated on a straight-line basis over estimated economic useful lives.

USE OF ESTIMATES

    The statements of revenues and direct expenses are prepared in accordance with generally accepted accounting principles which requires management to make estimates and assumptions that affect the amounts reported in the financial statement. Actual results could differ from those estimates.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of EarthLink Network, Inc.

    We have audited the accompanying statement of assets acquired and liabilities assumed of the Sprint Internet Passport Business acquired by EarthLink Network, Inc. as of June 5, 1998. This statement of assets acquired and liabilities assumed is the responsibility of the Company's management; our responsibility is to express an opinion on the statement of assets acquired and liabilities assumed based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of assets acquired and liabilities assumed. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of assets acquired and liabilities assumed. We believe that our audit provides a reasonable basis for our opinion.

    The accompanying statement of assets acquired and liabilities assumed was prepared for inclusion in the Registration Statement on Form S-1 of EarthLink Network, Inc. for purposes of complying with the rules and regulations of the Securities and Exchange Commission in lieu of the full financial statements required by Rule 3-05 of Regulation S-X for the transaction between EarthLink Network, Inc. and Sprint Corporation.

    In our opinion, the accompanying statement of assets acquired and liabilities assumed presents fairly, in all material respects, the assets acquired and liabilities assumed as described in the note to the statement of assets acquired and liabilities assumed of the Sprint Internet Passport Business by EarthLink Network, Inc. as of June 5, 1998, in conformity with generally accepted accounting principles.

PRICE WATERHOUSE LLP

Costa Mesa, California
June 16, 1998

                            EARTHLINK NETWORK, INC.

              STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED
                    OF THE SPRINT INTERNET PASSPORT BUSINESS

                                                                                                     JUNE 5, 1998
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
Current assets:
  Cash............................................................................................   $     23,750
                                                                                                    --------------
    Total current assets..........................................................................         23,750

Intangible assets.................................................................................        119,718
                                                                                                    --------------
                                                                                                          143,468
                                                                                                    --------------
Current liabilities:
  Other accounts payable and accrued liabilities..................................................         (8,468)
                                                                                                    --------------
    Total current liabilities.....................................................................         (8,468)
                                                                                                    --------------
Net assets acquired...............................................................................   $    135,000
                                                                                                    --------------
                                                                                                    --------------

                See accompany note to this financial statement.

                            EARTHLINK NETWORK, INC.

          NOTE TO STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED
                    OF THE SPRINT INTERNET PASSPORT BUSINESS

                                  JUNE 5, 1998

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

    The statement of assets acquired and liabilities assumed represents the acquisition by EarthLink Network, Inc. (the "Company") of the Sprint Internet Passport business ("SIP") of Sprint Corporation ("Sprint") in a transaction accounted for as a purchase. The purchase price paid by the Company consisted of approximately 4.1 million shares of Series A Convertible Preferred Stock, which has been valued at $135,000,000. In exchange for the Series A Convertible Preferred Stock, the Company obtained SIP's customer base, cash and access to Sprint's high-speed data network. Sprint has further provided the Company access to up to $100 million in convertible debt financing, and has entered into a Marketing and Distribution Agreement with the Company.

    Sprint Corporation began offering Internet access in the fourth quarter of 1996. Sprint reports this operation within its "Emerging Businesses Segment" (the "Group") and maintains the financial information relative to the Internet subscribers in the Group. Revenues and direct operating expense information are separately maintained for the Sprint Internet Passport business within the Group. Sprint Corporation does not, however, separately maintain and account for other costs and expenses to operate this business and is unable to determine or reasonably estimate these costs on a historical basis. In addition, Sprint Corporation does not separately maintain and account for all assets used in the Sprint Internet Passport business. Such assets, primarily network related, are recorded in the other businesses of Sprint Corporation and used by the other divisions of Sprint Corporation, including the Group. Accordingly, the Company has included this statement of assets acquired and liabilities assumed in order to comply with Rule 3-05 of Regulation S-X.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of the statement of assets acquired and liabilities assumed in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement. Actual results could differ from those estimates.

PURCHASE PRICE ALLOCATION

    The purchase price was allocated to the fair value of assets acquired, consisting of cash and intangible assets related to a customer base, Sprint's provision of additional customers and the co-branding feature of the Marketing and Distribution Agreement and the excess of consideration over the fair value of net assets acquired.

INTANGIBLE ASSETS

    The intangible assets are amortized on a straight-line basis over the estimated useful lives as follows: customer base amortized over 18 months, the Marketing and Distribution Agreement amortized over 5 and 10 years, which are the life of the portion of the contract related to Sprint's provision of additional customers and the overall contract life relative to the co-branding feature, respectively, and the excess of consideration over the fair value of net assets acquired over 18 months. The Company regularly reviews the recoverability of intangible assets based on estimated undiscounted future cash flows from operating activities compared with the carrying values of the intangible assets.

OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

    The liabilities consist of accrued expenses for incremental acquisition costs directly attributable to the acquisition, primarily investment banking, legal and accounting professional fees.

                            EARTHLINK NETWORK, INC.
                        PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined financial statements give effect to the acquisition by the Company of the Sprint Internet Passport business ("SIP") of Sprint in a transaction accounted for as a purchase. The unaudited statements of operations are based on the statements of operations of the Company and the statements of revenues and direct expenses of SIP appearing elsewhere in this Prospectus, and combine the results of operations of the Company and of SIP for the year ended December 31, 1997 and the nine months ended September 30, 1998 as if the acquisition occurred on January 1, 1997. These unaudited pro forma financial statements should be read in conjunction with the historical statement of revenues and direct expenses and notes thereto of SIP and the historical financial statements and notes thereto of the Company, both included elsewhere in this Prospectus. The historical statement of revenues and direct expenses of SIP are not necessarily indicative of the financial condition or results of operations of such operations on a prospective basis because of the omission of various operating expenses from such presentation and the change in the nature and scope of such business as it will be operated by the Company.

    The purchase price paid by the Company consisted of approximately 4.1 million shares of Series A Convertible Preferred Stock, which has been valued at $135,000,000. In exchange for the Series A Convertible Preferred Stock, the Company obtained SIP's customer base of approximately 130,000 members, cash of $23,750,000 and access to Sprint's high-speed data network. Sprint has further provided the Company access to $25 million (increasing to $100 million over a three year period) in convertible debt financing, and has entered into a Marketing and Distribution Agreement with the Company. The Company acquired no other assets of SIP or Sprint. Accordingly, the purchase price was allocated to the cash and intangible assets acquired. The excess of the purchase price over the fair value of the assets acquired was allocated to goodwill. The final allocation may differ from that used in the unaudited pro forma condensed combined financial statements. The acquisition was accounted for using the purchase method.

    Sprint began offering Internet access in the fourth quarter of 1996 and reported this operation within its Emerging Businesses Segment (the "Group"). Sprint maintained the financial information relative to the Internet subscribers in the financial statements for the Group. Sprint maintained revenue and direct operating expense information separately within the Group. Direct operating expenses include cost of services and products, selling, general and administrative expense, and depreciation expense. Sprint, however, did not separately maintain and account for other costs and expenses to operate this business. The Company is unable to determine or estimate these costs on a historical and pro forma basis. In addition, Sprint did not separately maintain and account for all assets used in the individual business. Such assets, primarily network related, are recorded in the other businesses of Sprint and used by the other divisions of Sprint in addition to the Group.

                            EARTHLINK NETWORK, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                        SPRINT
                                                        EARTHLINK      INTERNET
                                                      NETWORK, INC.    PASSPORT     PRO FORMA    PRO FORMA
                                                       HISTORICAL     HISTORICAL   ADJUSTMENTS   COMBINED
                                                      -------------   ----------   -----------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Recurring revenues................................    $ 74,657                                 $  74,657
  Other revenues....................................       6,231                                     6,231
  Net operating revenues............................                   $  14,489                    14,489
                                                      -------------   ----------                 ---------

    Total revenues..................................      80,888          14,489                    95,377
                                                      -------------   ----------                 ---------

Operating costs and expenses:
  Cost of recurring revenues........................      36,854                                    36,854
  Cost of other revenues............................       1,649                                     1,649
  Cost of services..................................                      51,313                    51,313
  Sales and marketing...............................      25,606                                    25,606
  General and administrative........................      14,333                                    14,333
  Operations and member support.....................      30,900                                    30,900
  Amortization and transaction costs................                                  70,692(a)     70,692
  Selling, general and administrative...............                      13,099                    13,099
  Depreciation......................................                       6,070      (6,070)(b)
  Other.............................................                       3,404                     3,404
                                                      -------------   ----------   -----------   ---------

    Total operating costs and expenses..............     109,342          73,886      64,622       247,850
                                                      -------------   ----------   -----------   ---------

Loss from operations................................     (28,454)        (59,397)    (64,622)     (152,473)
Interest expense....................................      (2,099)                                   (2,099)
Interest income.....................................         637                                       637
                                                      -------------   ----------   -----------   ---------

Net loss............................................     (29,916)        (59,397)    (64,622)     (153,935)

Deductions for accretion dividends..................                                 (13,099)(c)   (13,099)
                                                      -------------   ----------   -----------   ---------

Net loss attributable to common stockholders........    $(29,916)      $ (59,397)   $(77,721)    $(167,034)
                                                      -------------   ----------   -----------   ---------
                                                      -------------   ----------   -----------   ---------
Basic and diluted net loss per share................    $  (1.50)                                $   (8.35)
                                                      -------------                              ---------
                                                      -------------                              ---------

Weighted average shares outstanding.................      20,002                                    20,002(d)
                                                      -------------                              ---------
                                                      -------------                              ---------

                            EARTHLINK NETWORK, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

              NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS

    Pro Forma adjustments are as follows:

a. This entry reflects the amortization of intangible assets as follows: customer base ($65,000,000) amortized over 18 months, the Marketing and Distribution Agreement amortized over five and ten years, which are the life of the portion of the contract related to Sprint's provision of customers ($12,500,000) and the overall contract life relative to the co-branding feature ($7,500,000), respectively, and the excess of purchase price over net assets acquired ($36,718,000) amortized over 18 months. Additional costs to provide service to the acquired members are not considered to be material.

b. The Company acquired no depreciable assets of SIP. This adjustment eliminates the depreciation expense recorded by SIP.

c. This adjustment reflects the liquidation dividends based upon a 3% Liquidation Value accretion dividend ($7,480,000), the accretion of a dividend related to the beneficial conversion feature in accordance with EITF Topic No. D-60 based upon the rate at which the preferred stock becomes convertible ($5,619,000).

d. Pro forma share data are based on the number of shares of the Company's Common Stock and common equivalent shares that would have been outstanding had SIP been acquired on January 1, 1997. As of December 31, 1997, EarthLink had reserved 3,377,222 shares for issuance upon the exercise of outstanding employee stock options, 783,030 shares for issuance pursuant to the Convertible Note issued to UUNET Technologies, Inc. and 1,775,294 shares reserved for issuance upon exercise of outstanding warrants. These common stock equivalents and 4.1 million shares of the Series A Convertible Preferred Stock have been excluded from the calculation as their effect is antidilutive.

                            EARTHLINK NETWORK, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                  (UNAUDITED)

                                                        EARTHLINK     SPRINT INTERNET
                                                      NETWORK, INC.      PASSPORT        PRO FORMA    PRO FORMA
                                                       HISTORICAL      HISTORICAL(A)    ADJUSTMENTS   COMBINED
                                                      -------------   ---------------   -----------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Recurring revenues................................    $109,957                                      $109,957
  Other revenues....................................       4,897                                         4,897
  Incremental revenues..............................       2,786                                         2,786
  Net operating revenues............................                     $ 11,122                       11,122
                                                      -------------   ---------------   -----------   ---------

    Total revenues..................................     117,640           11,122                      128,762
                                                      -------------   ---------------   -----------   ---------

Operating costs and expenses:
  Cost of recurring revenues........................      53,163                                        53,163
  Cost of other revenues............................         730                                           730
  Cost of services..................................                       17,881                       17,881
  Sales and marketing...............................      25,348                                        25,348
  General and administrative........................      15,344                                        15,344
  Operations and member support.....................      36,248                                        36,248
  Amortization and transaction costs................      24,962                           11,198(b)    36,160
  Selling, general and administrative...............                        3,070                        3,070
  Depreciation......................................                        3,655          (3,655)(c)    --
  Other.............................................                          353                          353
                                                      -------------   ---------------   -----------   ---------

    Total operating costs and expenses..............     155,795           24,959           7,543      188,297
                                                      -------------   ---------------   -----------   ---------

Loss from operations................................     (38,155)         (13,837)         (7,543)     (59,535)
Interest expense....................................      (1,661)                                       (1,661)
Interest income.....................................       2,568                                         2,568
                                                      -------------   ---------------   -----------   ---------
Net loss............................................     (37,248)         (13,837)         (7,543)     (58,628)

Deductions for accretion dividends..................      (4,330)                          (4,616)(d)   (8,946)
                                                      -------------   ---------------   -----------   ---------

Net loss attributable to common stockholders........    $(41,578)        $(13,837)       $(12,159)    $(67,574)
                                                      -------------   ---------------   -----------   ---------
                                                      -------------   ---------------   -----------   ---------

Basic and diluted net loss per share................    $  (1.64)                                     $  (2.67)
                                                      -------------                                   ---------
                                                      -------------                                   ---------

Weighted average shares outstanding.................      25,292                                      25,292(e)
                                                      -------------                                   ---------
                                                      -------------                                   ---------

                            EARTHLINK NETWORK, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                  (UNAUDITED)

              NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS

    Pro Forma adjustments are as follows:

(a) The historical SIP revenues and expenses include results from January 1, 1998 through June 5, 1998 (the date of acquisition).

(b) This entry reflects the amortization of intangible assets as follows: customer base ($65,000,000) amortized over 18 months, the Marketing Agreement amortized over five and ten years, which are the life of the portion of the contract related to Sprint's provision of customers ($12,500,000) and the overall contract life relative to the co-branding feature ($7,500,000), respectively, and the excess of purchase price over net assets acquired ($36,718,000) amortized over 18 months. Additional costs to provide service to the acquired members are not considered to be material.

(c) The Company acquired no depreciable assets of SIP. This adjustment eliminates the depreciation expense recorded by SIP.

(d) This adjustment reflects the liquidation dividends based upon a 3% Liquidation Value accretion dividend ($5,758,000) and the accretion of a dividend related to the beneficial conversion feature in accordance with EITF Topic No. D-60 based upon the rate at which the preferred stock becomes convertible ($3,188,000).

(e) Pro forma per share data are based on the number of shares of the Company's Common Stock and common equivalent shares that would have been outstanding had SIP been acquired on January 1, 1997. As of September 30, 1998, EarthLink had reserved for issuance 3,657,720 shares upon the exercise of outstanding employee stock options, and 1,284,106 shares reserved for issuance upon exercise of outstanding warrants. These common stock equivalents and 4.1 million shares of the Series A Convertible Preferred Stock have been excluded from the calculation as their effect is antidilutive.

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